
13002075

Received SEC

APR 22 2013

Washington, DC 20549

KBS | Real Estate Investment Trust II

Disciplined Performance

2012 FORM 10-K & PROXY STATEMENT FOR 2013 ANNUAL MEETING

KBS | Real Estate Investment Trust II — Stockholder Information

Annual Meeting / Poxy Information

Annual Meeting
July 9, 2013 at 10:00 am (PDT)
The Island Hotel
690 Newport Center Drive
Newport Beach, CA 92660

Proxy Related Questions
For questions regarding your proxy vote, or for assistance with your proxy materials, please contact Broadridge Financial Solutions, Inc. at: (877) 721-8341.

Company / Account Information

For Company information and shareholder mailings or for account information or updates such as an address change or other changes, please contact your financial professional or the account administration department for KBS Real Estate Investment Trust II at:

KBS Real Estate Investment Trust II, Inc.
Account Administration Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105
(866) 584-1381

Board of Directors and Executive Officers

Peter M. Bren
President
Co-Founder and President, KBS Capital Advisors

Charles J. Schreiber, Jr.
Chairman of the Board, Chief Executive Officer and Director
Co-Founder and CEO, KBS Capital Advisors

Peter McMillan III
Executive Vice President, Treasurer, Secretary and Director
Co-Founder, KBS Capital Advisors

Keith D. Hall
Executive Vice President
Co-Founder, KBS Capital Advisors

David E. Snyder
Chief Financial Officer
Chief Financial Officer, KBS Capital Advisors

Stacie K. Yamane
Chief Accounting Officer
Chief Accounting Officer, Portfolio Accounting, KBS Capital Advisors

Hank Adler
Independent Director
Assistant Professor of Accounting, Chapman University

Barbara R. Cambon
Independent Director

Stuart A. Gabriel, Ph.D.
Independent Director
Director, Richard S. Ziman Center for Real Estate and
Professor of Finance and Arden Realty Chair,
UCLA Anderson School of Management





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K



RECEIVED
APR 22 2013

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______
Commission file number 000-53649

KBS REAL ESTATE INVESTMENT TRUST II, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**26-0658752**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
620 Newport Center Drive, Suite 1300 Newport Beach, California	**92660**
(Address of Principal Executive Offices)	(Zip Code)

(949) 417-6500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

There is no established market for the Registrant's shares of common stock. On December 19, 2011, the board of directors of the Registrant approved an estimated value per share of the Registrant's common stock of $10.11 per share derived from the estimated value of the Registrant's assets less the estimated value of the Registrant's liabilities, divided by the number of shares outstanding, all as of September 30, 2011. For a full description of the methodologies used to value the Registrant's assets and liabilities in connection with the calculation of the estimated value per share as of December 19, 2011, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Market Information" of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011. On December 18, 2012, the board of directors of the Registrant approved an estimated value per share of the Registrant's common stock of $10.29 per share derived from the estimated value of the Registrant's assets less the estimated value of the Registrant's liabilities, divided by the number of shares outstanding, all as of September 30, 2012. For a full description of the methodologies used to value the Registrant's assets and liabilities in connection with the calculation of the estimated value per share as of December 18, 2012, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Market Information."

There were approximately 189,573,996 shares of common stock held by non-affiliates as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 4, 2013, there were 191,789,113 outstanding shares of common stock of the Registrant.

Documents Incorporated by Reference:

Registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders

10-K

10-K

TABLE OF CONTENTS

10-K

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of KBS Real Estate Investment Trust II, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- We have a limited operating history. This inexperience makes our future performance difficult to predict.
- All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, the entity that acted as our dealer manager and/or other KBS-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor's compensation arrangements with us and other KBS-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions. Fees paid to our advisor in connection with transactions involving the origination or acquisition and management of our investments are based on the cost of the investment, not on the quality of the investment or services rendered to us. This arrangement could influence our advisor to recommend riskier transactions to us.
- Because investment opportunities that are suitable for us may also be suitable for other KBS-advised programs or investors, our advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
- We pay substantial fees to and expenses of our advisor and its affiliates and, in connection with our public offering, we paid substantial fees to participating broker-dealers. These payments increase the risk that our stockholders will not earn a profit on their investment in us and increase the risk of loss to our stockholders.
- We have used and from time to time expect to continue to use proceeds from financings, if necessary, to fund a portion of our distributions during our operational stage. We may also fund such distributions from the net proceeds from the sale of real estate and from the receipt of principal payments on our real estate-related investments.
- We depend on tenants for the revenue generated by our real estate investments and, accordingly, the revenue generated by our real estate investments is dependent upon the success and economic viability of our tenants. Revenues from our properties could decrease due to a reduction in occupancy (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, making it more difficult for us to meet our debt service obligations and limiting our ability to pay distributions to our stockholders.
- Our investments in real estate, mortgage loans and a participation in a mortgage loan may be affected by unfavorable real estate market and general economic conditions, which could decrease the value of those assets and reduce the investment return to our stockholders. Revenues from our properties and the properties and other assets directly securing our loan investments could decrease. Such events would make it more difficult for the borrowers under our loan investments to meet their payment obligations to us. It could also make it more difficult for us to meet our debt service obligations and limit our ability to pay distributions to our stockholders.
- Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to our stockholders.
- Certain of our debt obligations have variable interest rates and related payments that vary with the movement of LIBOR or other indexes. Increases in these indexes could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

- We cannot predict with any certainty how much, if any, of our dividend reinvestment plan proceeds will be available for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program, the funding of capital expenditures on our real estate investments, or the repayment of debt. If such funds are not available from our dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet these cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

KBS Real Estate Investment Trust II, Inc. (the "Company") was formed on July 12, 2007 as a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2008 and it intends to operate in such a manner. The Company has invested in a diverse portfolio of real estate and real estate-related investments. As used herein, the terms "we," "our" and "us" refer to the Company and as required by context, KBS Limited Partnership II, a Delaware limited partnership (the "Operating Partnership"), and their subsidiaries. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors LLC ("KBS Capital Advisors"), our external advisor, pursuant to an advisory agreement. KBS Capital Advisors conducts our operations and manages our portfolio of real estate and real estate-related investments. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

On September 27, 2007, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a maximum of 280,000,000 shares of common stock for sale to the public, of which 200,000,000 shares were registered in our primary offering and 80,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on December 31, 2010. We sold 182,681,633 shares of common stock in the primary offering for gross offering proceeds of $1.8 billion. We continue to offer shares of common stock under our dividend reinvestment plan. As of December 31, 2012, we had sold 20,939,692 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $200.7 million. Also as of December 31, 2012, we had redeemed 13,367,157 of the shares sold in our offering for $131.7 million.

As of December 31, 2012, we owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property), a leasehold interest in one industrial property and seven real estate loans receivable.

Objectives and Strategies

Our primary investment objectives are:

- to provide our stockholders with attractive and stable cash distributions; and
- to preserve and return our stockholders' capital contributions.

We have sought to achieve these objectives by investing in and managing a diverse portfolio of real estate and real estate-related investments and by acquiring these investments through a combination of equity raised in our initial public offering and debt financing. We have diversified our portfolio by investment size, investment type, investment risk and geographic region. Based on our investments to date, we have allocated approximately 90% of our portfolio to investments in core properties and allocated approximately 10% of our portfolio to real estate-related investments such as mortgage loans and participations in such loans.

The following chart illustrates the diversification of our investment portfolio as of December 31, 2012, across investment types based on the gross acquisition or origination price of the investments (including acquisition and origination costs and fees):

Investment Types


Real estate-related investments 13%
Real estate properties 87%

Real Estate Portfolio

Real Estate Investments

We have made investments in core properties, which are generally lower risk, existing properties with at least 80% occupancy and minimal near-term lease rollover. To date we have invested in:

- office properties - including low-rise, mid-rise and high-rise office buildings and office parks in urban and suburban locations, especially those that are in or near central business districts or have access to transportation; and
- industrial properties - including warehouse and distribution facilities, office/warehouse flex properties and light industrial properties.

We hold fee title or a long-term leasehold estate in our properties. All of our properties are located in the United States. We generally intend to hold our core properties for four to seven years, which we believe is the optimal period to enable us to capitalize on the potential for increased income and capital appreciation of properties. However, economic and market conditions may influence us to hold our investments for different periods of time.

As of December 31, 2012, we owned 20 office properties, one office/flex property, a portfolio of four industrial properties, one individual industrial property and a leasehold interest in one industrial property encompassing 11.1 million rentable square feet. The following charts illustrate our geographic diversification based on total leased square feet and total annualized base rent as of December 31, 2012:

Leased Square Feet


NJ
14%
IL
12%
PA
16%
CA
12%
MN
2%
OR
3%
FL
4%
TX
10%
AZ
4%
MO
5%
VA
5%
CO
6%
KY
7%

Annualized Base Rent [1]


IL
18%
NJ
19%
CA
16%
CO
7%
MN
2%
OR
3%
PA
3%
KY
6%
AZ
5%
TX
5%
MO
5%
FL
5%
VA
6%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

10-K

We have a stable tenant base and we have tried to diversify our tenant base in order to limit exposure to any one tenant or industry. As of December 31, 2012, our real estate portfolio was 94% occupied. Also as of December 31, 2012, our largest tenant, Kirkland & Ellis, represented 10.4% of our total annualized base rent. We had no other tenants that represented more than 10% of our total annualized base rent and our top ten tenants represented approximately 36.9% of our total annualized base rent as of December 31, 2012. The chart below illustrates the diversity of tenant industries in our portfolio based on total annualized base rent as of December 31, 2012:


Annualized Base Rent
Finance 20%
Legal Services 21%
Other*, 10%
Other Professional Services, 8%
Retail Trade, 3%
Real Estate, 3%
Insurance, 4%
Computer Sys. Design & Programming, 8%
Health & Social Services, 5%
Manufacturing 5%
Mining, Oil, & Gas, 7%
Educational Services, 6%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

* "Other" includes any industry less than 3% of total.

As of December 31, 2012, our real estate portfolio's highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Legal Services	57	$ 50,976	20.8%
Finance	87	49,785	20.3%
		$ 100,761	41.1%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual rent increases or decreases (including free rent), from the lease's inception through the balance of the lease term.

The total cost of our real estate portfolio as of December 31, 2012 was $2.6 billion. Our real estate portfolio accounted for 89%, 89% and 82% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Real Estate-Related Investments

As of December 31, 2012, we owned six mortgage loans and a participating interest with respect to another mortgage loan. We generally intend to hold our real estate-related investments until maturity. However, economic and market conditions may influence the length of time that we hold these investments.

The total cost and book value of our real estate-related investments as of December 31, 2012 were $334.2 million and $348.8 million, respectively. Our real estate-related investments accounted for 11%, 11% and 18% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, we had invested in fixed and variable rate loans receivable with book values of $260.8 million and $88.0 million, respectively, and the weighted-average annualized effective interest rates on the fixed and variable rate loans receivable were 10.5% and 7.0%, respectively.

Financing Objectives

We have financed the majority of our real estate and real estate-related investments with a combination of the proceeds we received from our initial public offering and debt. We used debt financing to increase the amount available for investment and to increase overall investment yields to us and our stockholders. As of December 31, 2012, the weighted-average interest rate on our debt was 4.0%.

We borrow funds at both fixed and variable rates; as of December 31, 2012, we had $531.2 million and $803.3 million of fixed and variable rate debt outstanding, respectively. Of the variable rate debt outstanding, approximately $654.2 million was effectively fixed through the use of interest rate swap agreements. The weighted-average interest rates of our fixed rate debt and variable rate debt as of December 31, 2012 were 4.4% and 3.8%, respectively. The weighted-average interest rate represents the actual interest rate in effect as of December 31, 2012 (consisting of the contractual interest rate and the effect of interest rate swaps and floors), using interest rate indices as of December 31, 2012, where applicable.

We have tried to spread the maturity dates of our debt to minimize maturity and refinance risk in our portfolio. In addition, a majority of our debt allows us to extend the maturity dates, subject to certain conditions. Although we believe we will satisfy the conditions to extend the maturity of our debt obligations, we can give no assurance in this regard. The following table shows the contractual and fully extended maturities of our debt as of December 31, 2012 (in thousands):

	Current Maturity	Extended Maturity
2013	$ 58,000	$ —
2014	203,850	93,850
2015	622,320	518,000
2016	450,344	332,000
2017	—	49,120
Thereafter	—	341,544
	$ 1,334,514	$ 1,334,514

Our charter limits our borrowings and other liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of all of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. We did not exceed our charter limitation on borrowings during any quarter of 2012. As of December 31, 2012, our borrowings and other liabilities were approximately 46% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Market Outlook - Real Estate and Real Estate Finance Markets

The following discussion is based on management's beliefs, observations and expectations with respect to the real estate and real estate finance markets.

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to a global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall health of consumers, businesses, and governments.

Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, Standard and Poor's ("S&P") downgraded the credit rating of the United States to AA+ from AAA. In November 2012, Moody's downgraded France's sovereign debt rating to Aa1 from AAA and, in February 2013, Moody's downgraded the U.K. government debt to Aa1 from AAA as well. The global ratings agencies continue to have a number of western sovereign issuers on negative watch as governments have struggled to resolve their fiscal obligations. At the end of 2012 the U.S. government barely escaped the self-imposed fiscal cliff by enacting legislation that temporarily postponed legislated spending cuts to many government programs, commonly referred to as "sequestration," until March of 2013. European governments have had no success in resolving their own political and fiscal issues. These events continue to build in importance as government and political leaders have been unable to establish plans to correct the economic imbalances that are increasingly dominating and driving global economic performance. Uncertainty and volatility have crept back into the capital markets.

The role of the government-controlled central banks in the global capital markets continues to expand. Beginning in the fall of 2008, the U.S. government initiated a number of financial programs designed to provide financial institutions and the auto industry with the capital needed to survive the economic crisis. These programs included the Troubled Asset Relief Program ("TARP"), the Legacy Securities Public-Private Investment Program ("PPIP"), several rounds of what is known as "quantitative easing" ("QE: I, II and III"), and the maturity extension program known as "Operation Twist". Combined, these programs have provided unprecedented levels of capital to the financial markets and have pushed interest rates and the cost of debt to historical lows. Now, as the markets for hard assets have improved, concerns have shifted from deflation to inflation. Many economists have pointed to the very real possibility of new asset bubbles developing as an area of concern.

In the U.S., the banking industry has been experiencing improved earnings. This is a positive, but the relatively low growth economic environment and the slow recovery in the residential mortgage segment of the industry, has caused investors to question whether financial institutions are adequately capitalized. The credit downgrade of the United States and the continued political infighting between the branches of government have increased these concerns. The U.S. Federal Reserve has taken a number of actions to ensure that banks have adequate access to the capital markets, but the slow recovery in the values of single family homes remains a material concern.

In Europe, the unresolved sovereign debt crisis continues. Some European banks hold material quantities of sovereign debt on their balance sheets. The possible default or restructuring of the sovereign debt obligations of certain European Union countries and the resulting negative impact on the global banking system is a significant concern. The uncertainty surrounding the size of the problem and how regulators and governments intend to deal with the situation has caused many investors to reassess their pricing of risks. In response to the growing crisis some nations have experienced a significant increase in the cost of capital. In some cases the increase in the cost of debt has pushed nations to the brink of default.

From 2008 through 2011, the financial crisis and global economic downturn caused transaction volumes in the U.S. commercial real estate market to experience a sharp decline. While high-quality assets in primary (top-tier) markets experienced some transaction volume, most markets remained illiquid, with little or no buying or selling. Uncertainty in areas such as the cost of capital and the ability to hedge asset risks produced enough friction to bring transaction volumes down.

In 2012, however, the economic stimulus provided by the Federal Reserve programs and an increased demand for U.S.-based assets began to fuel the U.S. commercial real estate market recovery. Transaction volumes have rebounded and the re-emergence of the CMBS market and the availability of debt capital have spurred on the recovery. Commercial real estate transaction volumes have improved, as the U.S. has become a safe haven for global capital.

While these signs of improvement for commercial real estate are heartening, outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally-based growth industries such as technology, energy and health care. Lending activity increased in 2012, but not evenly. Certain markets in the commercial real estate sector are still having problems attracting capital, while others are experiencing increased development and construction.

Residential real estate markets have also been experiencing an uneven recovery. The market for residential mortgages saw significant gains in 2012, but problem loans on bank balance sheets still remain a material challenge for U.S. banks. The slow and steady recovery in the single family home market continues to progress. The Federal Reserve's low interest rate policy has pushed capital into the residential mortgage markets and has helped consumer balance sheets by establishing some stability in home valuations.

The global capital markets have begun to improve, but uncertainties still exist and it is unlikely that transaction volumes will return to pre-2007 levels. Central bank interventions in the banking system and the persistence of a highly expansionary monetary policy by a number of government entities have introduced additional complexity and uncertainty to the markets. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Impact on Our Real Estate Investments

These market conditions have had and will likely continue to have a significant impact on our real estate investments, creating a highly competitive leasing environment. In addition, these market conditions have impacted our tenants' businesses, which may make it more difficult for them to meet current lease obligations and may place pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and potential future rental concessions, including free rent to retain tenants who are up for renewal or to sign new tenants, may result in decreases in cash flow. Historically low interest rates could help offset some of the impact of decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the life of many of our investments.

Impact on Our Real Estate-Related Investments

Our real estate-related investments are directly secured by commercial real estate. As a result, our real estate-related investments have been impacted to some degree by the same factors impacting our real estate investments.

As of December 31, 2012, we had fixed rate real estate loans receivable with an aggregate outstanding principal balance of $293.0 million and an aggregate carrying value (including origination and closing costs) of $260.8 million that mature between 2014 and 2018 and a variable rate real estate loan receivable with a principal balance of $87.5 million and a carrying value (including origination and closing costs) of $88.0 million that matures in 2013.

Impact on Our Financing Activities

In light of the risks associated with possible declines of operating cash flows from our real estate properties and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes at maturity or we may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. As of December 31, 2012, we had debt obligations in the aggregate principal amount of $1.3 billion, all of which have an initial maturity between 2013 and 2016. We have a total of $531.2 million of fixed rate notes payable and $803.3 million of variable rate notes payable. The interest rates on $654.2 million of our variable rate notes payable are effectively fixed through interest rate swap agreements. As of December 31, 2012, we had a total of $58.0 million of debt obligations scheduled to mature within 12 months.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the identification, evaluation, negotiation and purchase or origination of real estate and real estate-related investments, the management of the daily operations of our real estate and real estate-related investment portfolio; the disposition of real estate and real estate-related investments; and other general and administrative responsibilities. In the event that our advisor is unable to provide these services, we will be required to obtain such services from other sources.

Competitive Market Factors

The United States commercial real estate leasing markets remain competitive. We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant. As a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract and retain tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our properties were subject to Phase I environmental assessments at the time they were acquired. Some of our properties are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance with respect to some of our properties, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

Industry Segments

We operate in two business segments. Our segments are based on our method of internal reporting which classifies operations by investment type: real estate and real estate-related. For financial data by segment, see Note 10 "Segment Information" in the notes to our consolidated financial statements filed herewith.

Employees

We have no paid employees. The employees of our advisor or its affiliates provide management, acquisition, disposition, advisory and certain administrative services for us.

Principal Executive Office

Our principal executive offices are located at 620 Newport Center Drive, Suite 1300, Newport Beach, CA 92660. Our telephone number, general facsimile number and website address are (949) 417-6500, (949) 417-6520 and *http://www.kbsreitii.com*, respectively.

Available Information

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following website, *http://www.kbsreitii.com*, through a link to the SEC's website, *http://www.sec.gov*. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if they are able to sell their shares, it will likely be at a substantial discount to the public offering price and the estimated value per share. As such, our stockholders should purchase shares in our dividend reinvestment plan only if they will not need to realize the cash value of their investment for an extended period.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from purchasing our shares. In its sole discretion, our board of directors could amend, suspend or terminate our share redemption program upon 30 days' notice. Further, the share redemption program includes numerous restrictions that would limit a stockholder's ability to sell his or her shares. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it would likely be at a substantial discount to the public offering price and our estimated value per share. It is also likely that our shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, our stockholders should purchase shares in our dividend reinvestment plan only as a long-term investment and be prepared to hold them for an indefinite period of time.

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to service our existing indebtedness, our ability to refinance or secure additional debt financing on attractive terms and the values of our investments.

While there have been signs of improvement for commercial real estate, outstanding economic, credit and regulatory issues remain. Certain markets will continue to benefit from employment gains specific to the location and regionally-based growth industries such as technology, energy and health care. Lending activity increased in 2012, but not evenly. Certain markets in the commercial real estate sector are still having problems attracting capital, while others are experiencing increased development and construction.

Residential real estate markets have been experiencing an uneven recovery. The market for residential mortgages saw significant gains in 2012, but problem loans on bank balance sheets still remain a material challenge for U.S. banks. The slow and steady recovery in the single family home market continues to progress. The Federal Reserve's low interest rate policy has pushed capital into the residential mortgage markets and has helped consumer balance sheets by establishing some stability in home valuations.

The global capital markets have begun to improve, but uncertainties still exist and it is unlikely that transaction volumes will return to pre-2007 levels. Central bank interventions in the banking system and the persistence of a highly expansionary monetary policy by a number of government entities have introduced additional complexity and uncertainty to the markets. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Looking forward, it is uncertain whether mortgage delinquencies have peaked. Liquidity in the global credit market has been affected by market disruptions, and lending activity has only recently increased. We have relied on debt financing to finance our properties and real estate-related assets. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms or at all. If we are not able to refinance existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets.

Further disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. Lending activity has only recently increased; however, it remains uncertain whether the capital markets can sustain the current transaction levels. Any disruptions to the debt and capital markets could result in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

- the values of our investments in commercial properties could decrease below the amounts we paid for such investments;
- the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;
- revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing; and/or
- revenues on the properties and other assets underlying our loan investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to pay dividends or meet our debt service obligations on debt financing.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

We have a limited operating history, which makes our future performance difficult to predict.

We have a limited operating history. We were incorporated in the State of Maryland on July 12, 2007 and broke escrow in our initial public offering in June 2008. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our advisor, including KBS Real Estate Investment Trust, Inc. ("KBS REIT I") .

KBS REIT I, which launched its initial public offering and commenced real estate operations in 2006, was the first publicly offered investment program sponsored by Messrs. Bren, Hall, McMillan and Schreiber and advised by KBS Capital Advisors. The private KBS-sponsored programs were not subject to the up-front commissions, fees and expenses associated with a public offering nor all of the laws and regulations that will apply to us. For all of these reasons, our stockholders should be especially cautious when drawing conclusions about our future performance and they should not assume that it will be similar to the prior performance of other KBS-sponsored programs. Our limited operating history and the differences between us and the private KBS-sponsored programs significantly increase the risk and uncertainty our stockholders face in making an investment in our shares.

Because we depend upon our advisor and its affiliates to conduct our operations, adverse changes in the financial health of our advisor or its affiliates could cause our operations to suffer.

We depend on our advisor to manage our operations and our portfolio of assets. Our advisor depends upon the fees and other compensation that it receives from us, KBS REIT I, KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT") and any future KBS-sponsored programs in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes to our relationship with, or the financial condition of, our advisor and its affiliates, could hinder their ability to successfully manage our operations and our portfolio of investments.

To the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

Our organizational documents permit us, to the extent permitted by Maryland law, to pay distributions from any source. If we fund distributions from financings, proceeds from our dividend reinvestment plan offering or future offerings or sources other than our cash flow from operations, the overall return to our stockholders may be reduced. To date, we have funded total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with operating cash flows and debt financing. We expect to utilize third party borrowings in the future, if necessary, to help fund distributions. We may also fund such distributions from the sale of assets or from the maturity, payoff or settlement of debt investments. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flows from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flows from operations in future periods. In addition, to the extent distributions exceed cash flows from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations.

For the year ended December 31, 2012, we paid aggregate distributions of $124.1 million, including $57.6 million of distributions paid in cash and $66.5 million of distributions reinvested through our dividend reinvestment plan. Funds from operations and cash flows from operations during the year ended December 31, 2012 were $156.2 million and $128.7 million, respectively. The funds from operations to distributions paid ratio was 126%, and the cash flows from operations to distributions paid ratio was 104%. For a reconciliation of funds from operations to net income, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations and Modified Funds from Operations."

The loss of or the inability to retain or obtain key real estate and debt finance professionals at our advisor could delay or hinder implementation of our investment management and disposition strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

Our success depends to a significant degree upon the contributions of Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr., each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with Messrs. Bren, Hall, McMillan or Schreiber. Messrs. Bren, Hall, McMillan and Schreiber may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor's and its affiliates' ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. Further, we intend to establish strategic relationships with firms that have special expertise in certain services or detailed knowledge regarding real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties and tenants in such regions. We may be unsuccessful in establishing and retaining such relationships. If we lose or are unable to obtain the services of highly skilled professionals or do not establish or maintain appropriate strategic relationships, our ability to implement our investment, investment management and disposition strategies could be delayed or hindered, and the value of our stockholders' investments may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against our independent directors if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

Risks Related to Conflicts of Interest

KBS Capital Advisors and its affiliates, including all of our executive officers and some of our directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us and with other KBS-sponsored programs, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers and some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in KBS Capital Advisors, our advisor, KBS Capital Markets Group LLC ("KBS Capital Markets Group"), the entity that acted as the dealer manager for our primary offering, and other affiliated KBS entities. KBS Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor's advice to us as well as the judgment of affiliates of KBS Capital Advisors. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement;
- public offerings of equity by us, which would entitle KBS Capital Markets Group to dealer-manager fees and would likely entitle KBS Capital Advisors to increased acquisition, origination and asset-management fees;
- sales of properties and other investments, which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;
- acquisitions of properties and other investments and originations of loans, which entitle KBS Capital Advisors to acquisition or origination fees and asset-management fees, and, in the case of acquisitions of investments from other KBS-sponsored programs, might entitle affiliates of KBS Capital Advisors to disposition fees and possible subordinated incentive fees in connection with its services for the seller;
- borrowings to acquire properties and other investments and to originate loans, which borrowings will increase the acquisition, origination and asset-management fees payable to KBS Capital Advisors;
- whether and when we seek to list our common stock on a national securities exchange, which listing (i) may make it more likely for us to become self-managed or internalize our management or (ii) could entitle our advisor to a subordinated incentive listing fee, and which could also adversely affect the sales efforts for other KBS-sponsored programs, depending on the price at which our shares trade; and
- whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee.

The fees our advisor receives in connection with the acquisition, origination and management of assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

KBS Capital Advisors faces conflicts of interest relating to the leasing of properties and such conflicts may not be resolved in our favor, meaning that we may obtain less creditworthy or desirable tenants, which could limit our ability to make distributions and reduce our stockholders' overall investment return.

We and other KBS-sponsored programs and KBS-advised investors rely on our sponsors and other key real estate professionals at our advisor, including Messrs. Bren, Hall, McMillan and Schreiber, to supervise the property management and leasing of properties. If the KBS team of real estate professionals directs creditworthy prospective tenants to properties owned by another KBS-sponsored program or KBS-advised investor when they could direct such tenants to our properties, our tenant base may have more inherent risk and our properties' occupancy may be lower than might otherwise be the case.

Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors are generally not prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. Messrs. Bren, Hall, McMillan and Schreiber have agreed to restrictions with respect to sponsoring another multi-family REIT while the KBS Legacy Partners Apartment REIT offering is ongoing.

KBS Capital Advisors and its affiliates face conflicts of interest relating to the acquisition and origination of assets due to their relationship with other KBS-sponsored programs and institutional investors, and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could limit our ability to make distributions and reduce our stockholders' overall investment return.

We may make some additional investments in the future and we rely on our sponsors and other key real estate professionals at our advisor, including Peter M. Bren, Keith Hall, Peter McMillan III and Charles J. Schreiber, Jr., to identify suitable investment opportunities for us. KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT and KBS REIT III are also advised by KBS Capital Advisors and rely on our sponsors and many of the same real estate and debt finance professionals, as will future public KBS-sponsored programs. Messrs. Bren and Schreiber and several of the other key real estate professionals at KBS Capital Advisors are also the key real estate professionals at KBS Realty Advisors and its affiliates, the advisors to the private KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. As such, we and the KBS-sponsored programs that are currently raising funds for investment, or that otherwise have funds available for investment, and future programs all rely on many of the same group of real estate and debt finance professionals. Many investment opportunities that are suitable for us may also be suitable for other KBS programs and investors. When these real estate and debt finance professionals direct an investment opportunity to any KBS-sponsored program or KBS-advised investor, they, in their sole discretion, will offer the opportunity to the program or investor for which the investment opportunity is most suitable based on the investment objectives, portfolio and criteria of each program or investor. For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to make any significant investment unless our advisor has recommended the investment to us. Thus, the real estate and debt finance professionals of KBS Capital Advisors could direct attractive investment opportunities to other entities or investors. Such events could result in us investing in properties that provide less attractive returns, which may reduce our ability to make distributions to our stockholders.

Our sponsors, our officers, our advisor and the real estate, debt finance, management and accounting professionals assembled by our advisor face competing demands on their time and this may cause our operations and our stockholders' investment to suffer.

We rely on our sponsors, our officers, our advisor and the real estate, debt finance, management and accounting professionals that our advisor retains, including Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane, to provide services to us for the day-to-day operation of our business. KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT are also advised by KBS Capital Advisors and rely on our sponsors and many of the same real estate, debt finance, management and accounting professionals, as will future KBS–sponsored programs. Further, our officers and directors are also officers and/or directors of some or all of the other KBS–sponsored programs. Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane are executive officers of KBS REIT I and KBS REIT III. Messrs. Hall, McMillan and Snyder and Ms. Yamane are also executive officers of KBS Strategic Opportunity REIT, and Messrs. Bren, McMillan and Snyder and Ms. Yamane are executive officers of KBS Legacy Partners Apartment REIT. In addition, Messrs. Bren and Schreiber and Ms. Yamane are executive officers of KBS Realty Advisors and its affiliates, the advisors of the private KBS–sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. As a result of their interests in other KBS programs, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane face conflicts of interest in allocating their time among us, KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Capital Advisors and other KBS-sponsored programs, as well as other business activities in which they are involved. In addition, our advisor and KBS Realty Advisors and their affiliates share many of the same key real estate, management and accounting professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another KBS–sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other KBS-sponsored programs. If these events occur, the returns on our investments, and the value of our stockholders' investment, may decline.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in KBS Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers and some of our directors and the key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor and other affiliated KBS entities. Through KBS-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets and through KBS Capital Advisors and KBS Realty Advisors, these persons serve as the advisor to other KBS programs, including KBS REIT I, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT and KBS REIT III. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors generally are not and will not be prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. Messrs. Bren, Hall, McMillan and Schreiber have agreed to restrictions with respect to sponsoring another multi-family REIT while KBS Legacy Partners Apartment REIT is publicly offering securities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our board of directors' loyalties to KBS REIT I, KBS Strategic Opportunity REIT, KBS REIT III and possibly to future KBS-sponsored programs could influence its judgment, resulting in actions that may not be in our stockholders' best interest or that result in a disproportionate benefit to another KBS-sponsored program at our expense.

All of our directors are also directors of KBS REIT I and KBS REIT III. One of our directors is also a director of KBS Strategic Opportunity REIT. The loyalties of our directors serving on the boards of directors of KBS REIT I, KBS REIT III and KBS Strategic Opportunity REIT, or possibly on the boards of future KBS-sponsored programs, may influence the judgment of our board of directors when considering issues for us that also may affect other KBS-sponsored programs, such as the following:

- We could enter into transactions with other KBS–sponsored programs, such as property sales or financing arrangements. Such transactions might entitle our advisor or its affiliates to fees and other compensation from both parties to the transaction. For example, property sales to other KBS-sponsored programs might entitle our advisor or its affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to our advisor in connection with such transaction. Decisions of our board or the conflicts committee regarding the terms of those transactions may be influenced by our board's or committee's loyalties to such other KBS-sponsored programs.
- A decision of the board or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other KBS-sponsored programs.
- A decision of the board or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other KBS-sponsored programs.
- A decision of the board or the conflicts committee regarding whether or when we seek to list our common stock on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts for other KBS-sponsored programs, depending on the price at which our shares trade.

Because our independent directors are also independent directors of KBS REIT I and KBS REIT III, they receive compensation for service on the board of KBS REIT I and KBS REIT III. Like us, KBS REIT I and KBS REIT III pay each independent director an annual retainer of $40,000 as well as compensation for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each meeting attended), (iii) $2,000 for each teleconference board meeting attended, and (iv) $2,000 for each teleconference committee meeting attended (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended). In addition, KBS REIT I and KBS REIT III reimburse directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership own our assets are majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies. Through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our Operating Partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3 (c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are "primarily engaged," through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered "real estate-related assets" under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered "real estate-related assets" under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

Our share redemption program includes numerous restrictions that limit our stockholders' ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). We limit the number of shares we may redeem pursuant to the share redemption program as follows: (1) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (2) during each calendar year, redemptions will be limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan from the prior calendar year; provided that we may not redeem more than $3.0 million of shares in the aggregate each month, and provided further that this $3.0 million monthly limitation excludes shares redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program). Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year or for a specific redemption date. Our board may amend, suspend or terminate the share redemption program upon 30 days' notice.

Pursuant to our share redemption program, at such time as we establish an updated estimated value per share of our common stock, the redemption price for shares eligible for redemption will be calculated based upon the updated estimated value per share. On December 18, 2012, our board of directors approved an estimated value per share of our common stock of $10.29 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. In accordance with our share redemption program, redemptions made in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program) are made at a price per share equal to the most recent estimated value per share of our common stock as of the applicable redemption date. The price at which we will redeem all other shares eligible for redemption is as follows:

- For stockholders who have held their shares for at least one year, 92.5% of our most recent estimated value per share as of the applicable redemption date;
- For stockholders who have held their shares for at least two years, 95.0% of our most recent estimated value per share as of the applicable redemption date;
- For stockholders who have held their shares for at least three years, 97.5% of our most recent estimated value per share as of the applicable redemption date; and
- For stockholders who have held their shares for at least four years, 100% of our most recent estimated value per share as of the applicable redemption date.

For a full description of the methodologies and assumptions used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Market Information." The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. As such, the estimated value per share does not take into account developments in our portfolio since December 18, 2012. We currently expect to engage our advisor and/or an independent valuation firm to update our estimated value per share in December 2013, but we are not required to update our estimated value per share more frequently than every 18 months. Upon updating our estimated value per share, the redemption price per share will also change. Because of the restrictions of our share redemption program, our stockholders may not be able to sell their shares under the program, and if stockholders are able to sell their shares, depending upon the then current redemption price, they may not recover the amount of their investment in us.

The estimated value per share of our common stock may not reflect the value that stockholders will receive for their investment.

On December 18, 2012, our board of directors approved an estimated value per share of our common stock of $10.29 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. We provided this estimated value per share to assist broker dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers Conduct Rule 2340 as required by the Financial Industry Regulatory Authority ("FINRA"). The estimated value per share was based upon the recommendation and valuation of our advisor.

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets or liabilities according to GAAP. Accordingly, with respect to the estimated value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;
- our shares of common stock would trade at the estimated value per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or
- the methodology used to estimate our value per share would or would not be acceptable to FINRA or for compliance with ERISA reporting requirements.

The value of our shares will fluctuate over time in response to developments related to individual assets in our portfolio and the management of those assets and in response to the real estate and finance markets. As such, the estimated value per share does not take into account developments in our portfolio since December 18, 2012. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Market Information."

We currently expect to engage our advisor and/or an independent valuation firm to update the estimated value per share in December 2013, but we are not required to update the estimated value per share more frequently than every 18 months.

If funds are not available from our dividend reinvestment plan offering for general corporate purposes, then we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

We depend on the proceeds from our dividend reinvestment plan for general corporate purposes, including capital expenditures on our real estate investments, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; the repayment of debt; and the repurchase of shares under our share redemption program. We cannot predict with any certainty how much, if any, dividend reinvestment plan proceeds will be available for general corporate purposes. If such funds are not available from our dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions and could limit our ability to redeem shares under our share redemption program.

Our investors' interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. Our board may elect to (1) sell additional shares in future public offerings (including through our dividend reinvestment plan), (2) issue equity interests in private offerings, (3) issue shares to our advisor, or its successors or assigns, in payment of an outstanding obligation or (4) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent we issue additional equity interests, our stockholders' percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, our stockholders may also experience dilution in the book value and fair value of their shares.

Payment of fees to KBS Capital Advisors and its affiliates reduces cash available for investment and distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

KBS Capital Advisors and its affiliates perform services for us in connection with the selection and acquisition or origination of our investments, the management, leasing and disposition of our properties and the management, structuring and administration of our other investments. We pay them substantial fees for these services, which results in immediate dilution to the value of our stockholders' investment and reduces the amount of cash available for investment or distribution to stockholders.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees expected to be paid during our listing/liquidation stage are contingent on our investors first receiving agreed-upon investment returns, the investment-return thresholds may be reduced subject to the approval of our conflicts committee and other limitations in our charter.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than stockholders paid for our shares. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their space, we will often need to expend substantial funds for improvements to the vacated space in order to attract replacement tenants. Even when tenants do renew their leases we may agree to make improvements to their space as part of our negotiations. If we need additional capital in the future to improve or maintain our properties or for any other reason, we may have to obtain funding from sources other than our cash flow from operations, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investment.

Our stockholders may be more likely to sustain a loss on their investment because our sponsors do not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our sponsors have only invested $200,000 in us through the purchase of 20,000 shares of our common stock at $10 per share. With this limited exposure, our investors may be at a greater risk of loss because our sponsors do not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

General Risks Related to Investments in Real Estate

Our operating results and the performance of the properties we acquire are subject to the risks typically associated with real estate, any of which could decrease the value of our investments and could weaken our operating results, including:

- downturns in national, regional and local economic conditions;
- competition from other office and industrial buildings;
- adverse local conditions, such as oversupply or reduction in demand for office and industrial buildings and changes in real estate zoning laws that may reduce the desirability of real estate in an area;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- changes in the supply of or the demand for similar or competing properties in an area;
- changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
- changes in tax (including real and personal property tax), real estate, environmental and zoning laws;
- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
- the potential for uninsured or underinsured property losses; and
- periods of high interest rates and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in our cash flows from operations and a decrease in the value of our investments, which would have an adverse effect on our operations, on our ability to pay distributions to our stockholders and on the value of our stockholders' investment.

If our acquisitions fail to perform as expected, cash distributions to our stockholders may decline.

Since breaking escrow in June 2008, we have made acquisitions of real estate and real estate-related assets based on an underwriting analysis with respect to each asset and how the asset fits into our portfolio. If these assets do not perform as expected we may have less cash flow from operations available to fund distributions and investor returns may be reduced.

We acquired the 300 N. LaSalle Building on July 29, 2010. A significant percentage of our assets is invested in the 300 N. LaSalle Building and the value of our stockholders' investment in us will fluctuate with the performance of this investment.

The 300 N. LaSalle Building represented approximately 20% of our total assets and represented approximately 19% of our total annualized base rent as of December 31, 2012. In addition, the largest tenant at the property, Kirkland and Ellis, leases approximately 53% of the 300 N. LaSalle Building and represented approximately 10% of our total annualized base rent as of December 31, 2012. Further, as a result of this acquisition, the geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the Chicago real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to our stockholders.

Because of the concentration of a significant portion of our assets in three geographic areas, any adverse economic, real estate or business conditions in these areas could affect our operating results and our ability to make distributions to our stockholders.

As of December 31, 2012, our net investments in real estate in Illinois, New Jersey and California represented 20.2%, 15.8% and 11.3% of our total assets, respectively. As a result, the geographic concentration of our portfolio makes it particularly susceptible to adverse economic developments in the Illinois, New Jersey and California real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect our operating results and our ability to make distributions to stockholders.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties and adversely affect our cash flow and ability to pay distributions to our stockholders.

A property may incur vacancies either by the expiration and non-renewal of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our stockholders' investment.

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments, and regarding access to capital in the U.S. and global financial markets, which has affected the U.S. commercial real estate industry. Beginning in 2010, the U.S. commercial real estate industry experienced some improvement in fundamental credit statistics such as occupancy, rental rates and pricing. Continued improvement in these fundamentals remains contingent upon sustainable economic growth, which is by no means a given. Any setbacks may result in reduced revenue and lower resale value of properties, which may reduce our stockholders' return. In general, borrower defaults may rise, and occupancy and rental rate stabilization will vary by market and by property type.

We depend on tenants for our revenue generated by our real estate investments and, accordingly, our revenue generated by our real estate investments and our ability to make distributions to our stockholders are dependent upon the success and economic viability of our tenants and our ability to retain and attract tenants. Non-renewals, terminations or lease defaults could reduce our net income and limit our ability to make distributions to our stockholders.

The success of our real estate investments materially depends upon the financial stability of the tenants leasing the properties we own. The inability of a single major tenant or a significant number of smaller tenants to meet their rental obligations would significantly lower our net income. A non-renewal after the expiration of a lease term, termination or default by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord of a property and may incur substantial costs in protecting our investment and re-leasing the property. Tenants may have the right to terminate their leases upon the occurrence of certain customary events of default and, in other circumstances, may not renew their leases or, because of market conditions, may only be able to renew their leases on terms that are less favorable to us than the terms of their initial leases. Further, some of our assets may be outfitted to suit the particular needs of the tenants. We may have difficulty replacing the tenants of these properties if the outfitted space limits the types of businesses that could lease that space without major renovation. If a tenant does not renew, terminates or defaults on a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. Because the market value of a property depends principally upon the value of the leases associated with such property, we may incur a loss upon the sale of a property with significant vacant space. These events could cause us to reduce the amount of distributions to stockholders.

The bankruptcy or insolvency of our tenants or delays by our tenants in making rental payments could seriously harm our operating results and financial condition.

Any bankruptcy filings by or relating to any of our tenants could bar us from collecting pre-bankruptcy debts from that tenant, unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

Our inability to sell a property when we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investment.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale is actually paid, sold, refinanced or otherwise disposed.

Costs imposed pursuant to laws and governmental regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Our tenants' operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders' investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders. All of our properties were subject to Phase I environmental assessments at the time they were acquired.

Costs associated with complying with the Americans with Disabilities Act may decrease our cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders' investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition to providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which will reduce the value of our stockholders' investment. In addition, other than any working capital reserve or other reserves we may establish, we have limited sources of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders.

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Many of our investments are in major metropolitan areas. Insurance risks associated with potential acts of terrorism against office and other properties in major metropolitan areas could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. In addition, certain losses resulting from these types of events are uninsurable and others may not be covered by our terrorism insurance. The costs of obtaining terrorism insurance and any uninsured losses we may suffer as a result of terrorist attacks could reduce the returns on our investments and limit our ability to make distributions to our stockholders.

Risks Related to Real Estate-Related Investments

Our real estate-related investments are subject to the risks typically associated with real estate.

Our investments in mortgage loans, participations in mortgage loans and B-Notes will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our taking ownership of the property. The values of these properties may change after we acquire or originate the loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Therefore, our real estate-related investments are subject to the risks typically associated with real estate, which are described above under the heading "—General Risks Related to Investments in Real Estate."

Our investments in or originations of mortgage loans, participations in mortgage loans and B-Notes are subject to interest rate fluctuations that will affect our returns as compared to market interest rates; accordingly, the value of our stockholders' investment in us is subject to fluctuations in interest rates.

With respect to our fixed rate, long-term loans, if interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to reinvest the proceeds at as high of an interest rate. With respect to our variable-rate loans, if interest rates decrease, our revenues will also decrease. For these reasons, our returns on these loans and the value of our stockholders' investment in us are subject to fluctuations in interest rates.

The mortgage loans, participations in mortgage loans and B-Notes we invest in or originate are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial properties that are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, occupancy rates, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses and changes in governmental rules, regulations and fiscal policies (including environmental legislation), natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal and accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Foreclosure on a property securing a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the investment. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If there are defaults under our mortgage loan investments, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the borrower raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

B-Note investments are subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We have invested in a B-Note. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment.

We invest in participations in loans and subordinated loans that may be subject to losses.

We have invested in participations in loans and subordinated loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers.

Our investments in real estate loans are illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Our investments in real estate loans are illiquid. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited.

Risks of cost overruns and non-completion of the renovation of the properties underlying loans we make or acquire may materially adversely affect our investments.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of renovations to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include: environmental risks and construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment and we may not recover some or all of our investment.

To close transactions within a time frame that meets the needs of borrowers of loans we may originate, we may perform underwriting analyses in a very short period of time, which may result in credit decisions based on limited information.

We may gain a competitive advantage by, from time to time, being able to analyze and close transactions within a very short period of time. Our underwriting guidelines require a thorough analysis of many factors, including the underlying property's financial performance and condition, geographic market assessment, experience and financial strength of the borrower and future prospects of the property within the market. If we make the decision to extend credit to a borrower prior to the completion of one or more of these analyses, we may fail to identify certain credit risks that we would otherwise have identified.

We depend on debtors for the revenue generated by our real estate-related investments and, accordingly, our revenue and our ability to make distributions to our stockholders are dependent upon the success and economic viability of such debtors.

The success of our real estate-related investments materially depends on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses for us. In the event of a debtor default or bankruptcy, we may experience delays in enforcing our rights as a creditor, and such rights may be subordinated to the rights of other creditors. These events could negatively affect the cash available for distribution to our stockholders and the value of their investment.

Prepayments can adversely affect the yields on our debt investments.

The yields on our debt investments may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received on as favorable terms or at all, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We price our assets based on our assumptions about future credit spreads for financing of those assets. We may obtain longer-term financing for our assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or LIBOR. If the spread that borrowers will pay over the benchmark widens and the rates we charge on our assets to be securitized are not increased accordingly, our income may be reduced or we may suffer losses.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We have entered and in the future may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of investments we hold at the relevant time, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

As part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, certain swap transactions will be required to be submitted for clearing by a derivatives clearing organization, unless certain exemptions apply. The rulemaking implementing the clearing requirement is still in process, however, and the implementation of the clearing requirement may affect, among other things, our exposure to our swap counterparties, the margin or collateral required to be posted in connection with our swap transactions and the costs of entering into such transactions.

We assume the credit risk of our counterparties with respect to derivative transactions.

We enter into derivative contracts for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our variable rate real estate loans receivable and notes payable. These derivative contracts generally are entered into with bank counterparties and are not traded on an organized exchange or guaranteed by a central clearing organization. We therefore assume the credit risk that our counterparties will fail to make periodic payments when due under these contracts. If a counterparty fails to make a required payment, becomes the subject of a bankruptcy case, or otherwise defaults under the applicable contract, we would have the right to terminate all outstanding derivative transactions with that counterparty and settle them based on their net market value or replacement cost. In such an event, we may be required to make a termination payment to the counterparty, or we may have the right to collect a termination payment from such counterparty. We assume the credit risk that the counterparty will not be able to make any termination payment owing to us. We may not receive any collateral from a counterparty, or we may receive collateral that is insufficient to satisfy the counterparty's obligation to make a termination payment. If a counterparty is the subject of a bankruptcy case, we will be an unsecured creditor in such case unless the counterparty has pledged sufficient collateral to us to satisfy the counterparty's obligations to us.

We assume the risk that our derivative counterparty may terminate transactions early.

If we fail to make a required payment or otherwise default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost. In certain circumstances, the counterparty may have the right to terminate derivative transactions early even if we are not defaulting. If our derivative transactions are terminated early, it may not be possible for us to replace those transactions with another counterparty, on as favorable terms or at all.

We may be required to collateralize our derivative transactions.

We may be required to secure our obligations to our counterparties under our derivative contracts by pledging collateral to our counterparties. That collateral may be in the form of cash, securities or other assets. If we default under a derivative contract with a counterparty, or if a counterparty otherwise terminates one or more derivative contracts early, that counterparty may apply such collateral toward our obligation to make a termination payment to the counterparty. If we have pledged securities or other assets, the counterparty may liquidate those assets in order to satisfy our obligations. If we are required to post cash or securities as collateral, such cash or securities will not be available for use in our business. Cash or securities pledged to counterparties may be repledged by counterparties and may not be held in segregated accounts. Therefore, in the event of a counterparty insolvency, we may not be entitled to recover some or all collateral pledged to that counterparty, which could result in losses and have an adverse effect on our operations.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Act became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII became effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. Pursuant to the regulatory framework established by Title VII of the Dodd-Frank Act, the Commodity Futures Trading Commission, or the CFTC, has been granted broad regulatory authority over "swaps," which term has been defined in the Dodd-Frank Act and related CFTC rules to include interest rate derivatives such as the ones we may use in our interest rate hedging activities. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on less favorable terms than prior to effectiveness of the Dodd-Frank Act. For example, subject to an exception for end-users of swaps upon which we may seek to rely, under certain rules promulgated under the Dodd-Frank Act, beginning in 2013, we may be required for the first time to clear our interest rate hedging transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and our stockholders' return.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in available credit may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for our investments that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Our investments in derivatives are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these instruments.

Our investments in derivatives are recorded at fair value but have limited liquidity and are not publicly traded. The fair value of our derivatives may not be readily determinable. We will estimate the fair value of any such investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal or maturity.

Risks Associated with Debt Financing

We incur and assume mortgage indebtedness and other borrowings, which increases our risk of loss due to potential foreclosure.

We obtain lines of credit and long-term financing secured by our properties and other assets. We have acquired many of our real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds for acquisitions and to fund property improvements and other capital expenditures, to pay distributions and for other purposes. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). However, we can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms or at all.

If we mortgage a property and there is a shortfall between the cash flow generated by that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders' investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We have given and may give full or partial guarantees to lenders of mortgage or other debt on behalf of the entities that own our properties. When we give a guarantee on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of all or part of the debt or other amounts related to the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a mortgage secured by a single property could affect mortgages secured by other properties.

We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratios.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and our stockholders could lose all or part of their investment.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance properties, which could reduce our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance our properties. If we place mortgage debt on a property, we run the risk of being unable to refinance part or all of the property subject to the mortgage debt when it becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties subject to mortgage debt, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

We use leverage in connection with our investments in real estate-related assets, which increases the risk of loss associated with this type of investment.

We finance and may refinance certain of our real estate-related investments with warehouse lines of credit, repurchase agreements or secured financings. Although the use of leverage may enhance returns and increase the number of investments that we can make, it may also substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying assets acquired. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Our debt service payments will reduce our cash flow available for distributions. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratio. If we are unable to provide such collateral or cash payments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements into which we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Increases in interest rates would increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We have incurred variable rate debt and we expect that we will incur additional debt in the future. Increases in interest rates will increase the cost of that debt, which could reduce our cash flows from operations and the cash we have available to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders' investment.

Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 46% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investment.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Failure to qualify as a REIT would subject us to federal income tax, which would reduce the cash available for distribution to our stockholders.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our dividend reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may avoid the 100% tax on the gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries.

We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity.
Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and reduce the value of our stockholders' investment.

The tax on prohibited transactions will limit our ability to engage in transactions that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, even though the sales might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

The maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this rate. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account ("IRA")) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA") (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. For information regarding our estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities - Market Information" of this Annual Report on Form 10-K. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2. PROPERTIES

As of December 31, 2012, we owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property) and a leasehold interest in one industrial property, encompassing in the aggregate 11.1 million rentable square feet. The total cost of our real estate portfolio was $2.6 billion. As of December 31, 2012, our portfolio was approximately 94% occupied, the annualized base rent was $244.7 million and the average annualized base rent per square foot of our real estate portfolio was $23.43. The weighted-average remaining lease term of our real estate portfolio (excluding options to extend) was 6.1 years. As of December 31, 2012, the following property represented more than 10% of our total assets:

Property	Location	Rentable Square Feet	Total Real Estate, Net (in thousands)	Percentage of Total Assets	Annualized Base Rent (in thousands) [1]	Average Annualized Base Rent per sq. ft. [2]	Occupancy	Weighted Average Remaining Lease Term
300 N. LaSalle Building	Chicago, IL	1,302,901	$ 571,108	20.2%	$ 45,304	$ 34.77	100%	12.6 years

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

[2] Average annualized base rent per square foot is calculated as the annualized base rent divided by the leased square feet.

For a discussion of our real estate portfolio, see Part I, Item 1, "Business" of this annual report on Form 10-K.

Portfolio Lease Expirations

The following table sets forth a schedule of expiring leases for our real estate portfolio by square footage and by average annualized base rent as of December 31, 2012:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent [1] (in thousands)	% of Portfolio Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Portfolio Rentable Square Feet Expiring
Month to Month	29	$ 1,156	0.5%	42,368	0.4%
2013	66	13,894	5.7%	579,706	5.6%
2014	66	23,072	9.4%	904,550	8.7%
2015	68	25,493	10.4%	1,574,227	15.1%
2016	63	23,637	9.7%	953,268	9.1%
2017	47	11,871	4.9%	638,708	6.1%
2018	38	24,739	10.1%	1,441,907	13.8%
2019	27	22,146	9.0%	832,376	8.0%
2020	19	8,341	3.4%	672,850	6.4%
2021	21	9,822	4.0%	359,139	3.4%
2022	19	28,623	11.7%	828,686	7.9%
Thereafter [2]	25	51,919	21.2%	1,614,526	15.5%
Total	488	$ 244,713	100.0%	10,442,311	100.0%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

[2] Represents leases expiring from 2023 through 2029.

Concentration of Credit Risks

As of December 31, 2012, we had a concentration of credit risk related to the following tenant lease that represented more than 10% of our annualized base rent:

					Annualized Base Rent Statistics			
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio (Net Rentable Sq. Ft.)	Annualized Base Rent [1] (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Square Foot	Lease Expiration [2]
Kirkland & Ellis	300 N. LaSalle Building	Legal Services	687,857	6.2%	$ 25,347	10.4%	$ 36.85	2/28/2029

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

[2] Represents the expiration date of the lease as of December 31, 2012 and does not take into account any tenant renewal or termination options.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition. Nor are we aware of any such legal proceedings contemplated by government authorities.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.


10-K

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 4, 2013, we had approximately 191.8 million shares of common stock outstanding held by a total of approximately 50,000 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

To assist the Financial Industry Regulatory Authority ("FINRA") members and their associated persons that participated in our public offering of common stock in meeting their customer account statement reporting obligations under the National Association of Securities Dealers Conduct Rule 2340, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, we estimated the value of the shares of our common stock as $10.29 per share as of December 31, 2012. This estimated value per share is based on our board of directors' approval on December 18, 2012 of an estimated value per share of our common stock of $10.29 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2012.

The estimated value per share was based upon the recommendation and valuation of our advisor, based on the methodologies and assumptions described further below. With regard to the valuation of our real estate properties, we engaged Duff & Phelps, LLC ("Duff & Phelps"), a third-party real estate valuation firm, to review the assumptions and methodologies applied by our advisor in accordance with a set of limited procedures. Duff & Phelps reviewed our advisor's real estate valuations, and the methodologies and assumptions used in determining our advisor's valuation conclusions (including capitalization rates, discount rates and estimated cash flows), and shared with our board of directors its views regarding the reasonableness of such methodologies and valuation conclusions. Nothing in the Duff & Phelps report caused our board of directors to question the reasonableness of our advisor's valuation of our real estate. After considering all information provided in light of our board of directors' extensive knowledge of our assets, our board of directors unanimously agreed upon the estimated value per share of $10.29, which determination is ultimately and solely the responsibility of our board of directors.

The table below sets forth the calculation of our estimated value per share as of December 18, 2012, as well as the calculation of our prior estimated value per share as of December 19, 2011:

	December 18, 2012 Estimated Value per Share	December 19, 2011 Estimated Value per Share	Change in Estimated Value per Share
Real estate properties [1]	$ 15.33	$ 14.48	$ 0.85
Real estate-related investments [2]	2.07	2.26	(0.19)
Cash	0.27	0.26	0.01
Other assets	0.04	0.04	—
Mortgage debt [3]	(7.07)	(6.60)	(0.47)
Other liabilities	(0.35)	(0.33)	(0.02)
Estimated value per share	$ 10.29	$ 10.11	$ 0.18
Estimated enterprise value premium	None assumed	None assumed	None assumed
Total estimated value per share	$ 10.29	$ 10.11	$ 0.18

[1] The increase in the value of real estate properties was primarily due to the acquisition of a real estate property and capital improvements on our real estate portfolio.

[2] The decrease in the value of real estate-related investments was primarily due to the sale of a real estate loan receivable.

[3] The increase in mortgage debt was primarily due to additional borrowings related to real estate and real estate-related investments. See further discussion in the table below.

The increase in our estimated value per share from the previous estimate was primarily due to the items noted below, which reflect the major contributors to the increase in the estimated value per share from $10.11 to $10.29. The changes are not equal to the change in values of each asset and liability group presented above due to asset sales, new investments, loan paydowns and payoffs, refinancings and other factors, which caused the value of certain asset or liability groups to change with no impact to our fair value of equity or the overall estimated value per share. The increase in our estimated value per share was due to the following:

	Change in Estimated Value (in thousands)	Change in Estimated Value per Share
Real estate	$ 22,312	$ 0.12
Real estate loans receivable	(4,788)	(0.03) [1]
Notes payable	16,108	0.09 [2]
Change in value due to operating cash flows in excess of dividends declared	12,327	0.06
Other changes, net	(11,336)	(0.06) [3]
	$ 34,623	$ 0.18

[1] The decrease in real estate loans receivable is primarily due to an overall decrease in market interest rates and the fact that the loans are one year closer to maturity, resulting in the loan values decreasing towards the face values of the loans, as the loans are currently valued above their face values as a result of the contractual yields being greater than the current estimated market yields on similar loans.

[2] The change in the value of the notes payable is due to the notes being one year closer to maturity, resulting in the note values decreasing toward the face values, as the notes are currently valued above their face values as a result of the contractual yields being greater than the current estimated market yields on similar loans. This change in value is partially offset by a decrease in market interest rates assumed in valuing the notes payable as compared to prior year.

[3] "Other changes, net" consists of various unrelated items none of which had an impact of greater than $0.02 per share.

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets less our liabilities according to GAAP, nor does it represent a liquidation value of our assets and liabilities or the amount our shares of common stock would trade at on a national securities exchange. As of December 18, 2012, we had no potentially dilutive securities outstanding that would impact the estimated value per share of our common stock.

Methodology

Our goal in calculating an estimated value per share is to arrive at a value that is reasonable and supportable using what we and our advisor deem to be appropriate valuation methodologies and assumptions. The following is a summary of the valuation methodologies used by our advisor to value our assets and liabilities:

Investments in Real Estate: For purposes of calculating an estimated value per share, our advisor estimated the value of our investments in real estate by using a 10–year discounted cash flow analysis. Our advisor calculated the value of our investments in real estate using internally prepared cash flow estimates, terminal capitalization rates and discount rates that fall within ranges our advisor believes would be used by similar investors to value the properties we own. The cash flow estimates utilized in the analysis were based on projected cash flows commencing on January 1, 2013. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for various property specific and market specific information. The resulting capitalization rates were compared to historical average capitalization rate ranges that were obtained from third-party service providers for specific metro areas and applied on a property–by–property basis. The calculated discount rates were compared to a number of data points including third-party estimates, a variety of weighted–average cost of capital calculations and yields and changes in yields on benchmark securities over the last year. The cash flow estimates were developed for each property by the real estate professionals at our advisor based on their expertise in managing commercial real estate and preparing real estate valuations for pension funds and institutional investors that have invested in other KBS-sponsored funds. While our advisor believes a 10–year discounted cash flow analysis is a valuation method that would be used by a willing market participant to value real estate and is a concept in accordance with GAAP, the estimated values for our investments in real estate may or may not represent current market values and do not equal the book values of our real estate investments in accordance with GAAP. Real estate is currently carried in our financial statements at its amortized cost basis, adjusted for any impairments recognized to date.

As of September 30, 2012, we owned 23 real estate assets (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property) and held a leasehold interest in one industrial property. The cost of these properties was $2.661 billion, exclusive of acquisition fees and expenses. In addition, we have invested $85.0 million in capital and tenant improvements on our real estate portfolio. As of September 30, 2012, the estimated value of our investments in real estate using the valuation method described above was $2.910 billion. The estimated value of our real estate compared to the original acquisition price plus subsequent capital improvements through September 30, 2012, results in an overall increase in the real estate value of approximately 9.4%. The following summarizes the key assumptions that were used in the discounted cash flow models to estimate the value of our real estate assets:

	Range in Values	Weighted-Average Basis
Terminal capitalization rate	6.35% to 8.50%	6.98%[1]
Discount rate	7.00% to 9.00%	7.82%[1]
Annual market rent growth rate[2]	2.15% to 4.81%	3.51%
Annual net operating income growth rate[3]	(0.7)% to 5.9%	2.75%
Holding period	10 to 12 years	10.1 years

(1) Excluding our $663.4 million investment in the 300 N. LaSalle Building, the weighted-average terminal capitalization rate was 7.20% and the weighted-average discount rate was 8.10%.

(2) Rates reflect estimated compounded annual growth rates (CAGRs) for market rents over the holding period. The range of CAGRs shown is the constant annual rate at which the market rent is projected to grow to reach the market rent in the final year of the hold period for each of the properties.

(3) The net operating income CAGRs reflect both the contractual and market rents (in cases where the contractual lease period is less than the hold period) net of expenses over the holding period. The range of CAGRs shown is the constant annual rate at which the net operating income is projected to grow to reach the net operating income in the final year of the hold period for each of the properties.

While we believe that our assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of our real estate. Assuming all other factors remain unchanged, a decrease to the terminal capitalization rates of 25 basis points would increase the estimated value of our real estate by $64.7 million and an increase in the terminal capitalization rates of 25 basis points would decrease the estimated value of our real estate by $60.1 million. Similarly, a decrease to the discount rates of 25 basis points would increase the estimated value of our real estate by $54.1 million and an increase in the discount rates of 25 basis points would decrease the estimated value of our real estate by $52.9 million.

Real Estate Loans Receivable: The estimated values for the real estate loans receivable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, but do not equal the book value of the loans in accordance with GAAP. The values of the real estate loans receivable were estimated by applying a discounted cash flow analysis over the remaining expected lives of the investments, excluding any potential transaction costs. The cash flow estimates used in the analysis during the term of the investments were based on the investments' contractual cash flows, which we anticipate to receive. The expected cash flows for the loans were discounted at rates that we expect a market participant would require for instruments with similar characteristics, including remaining loan term, loan–to–value ratios, type of collateral, current performance, credit enhancements and other factors.

As of September 30, 2012, we owned seven real estate loans receivable. The cost of our real estate loans receivable was $333.6 million, inclusive of $2.0 million of origination fees and costs and net of $1.5 million of principal repayments. As of September 30, 2012, the estimated value of our investments in real estate loans receivable was $392.3 million. The weighted-average discount rate applied to the cash flows from the real estate loans receivable, which have a weighted-average remaining term of 3.6 years, was approximately 5.94%. Similar to the valuation for real estate, a change in the assumptions and inputs would change the estimated value of our real estate loans receivable. Assuming all factors remain unchanged, a decrease to the discount rates of 25 basis points would increase the estimated value of our real estate loans receivable by $3.0 million and an increase of 25 basis points would decrease the estimated value of our real estate loans receivable by $3.0 million.

Notes Payable: The estimated values of our notes payable are equal to the GAAP fair values disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2012, but do not equal the book value of the loans in accordance with GAAP. The values of our notes payable were determined using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, including extensions expected to be exercised, and on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral.

As of September 30, 2012, the fair value and carrying value of our notes payable were $1.342 billion and $1.335 billion, respectively. The weighted-average discount rate applied to the future estimated debt payments, which have a weighted-average remaining term of 2.7 years, was approximately 2.90%. Assuming all factors remained unchanged, a decrease to the discount rates of 25 basis points would increase the estimated value of our notes payable by $3.4 million and an increase to the discount rates of 25 basis points would decrease the estimated value of our notes payable by $3.4 million.

Other Assets and Liabilities: For purposes of our valuation, the carrying values of a majority of our other assets and liabilities are considered to equal their fair value due to their short maturities as reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2012. Certain balances, such as straight-line rent receivables, lease intangible assets and liabilities, deferred financing costs, unamortized lease commissions, unamortized lease incentives and accrued real estate taxes, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments. Our advisor has also excluded redeemable common stock as temporary equity does not represent a true liability to us and the shares that this amount represents are included in our total outstanding shares of common stock for purposes of calculating the estimated value per share of our common stock.

Different parties using different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets.

Limitations of Estimated Value Per Share

As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share. Accordingly, with respect to the estimated value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of our company;
- our shares of common stock would trade at the estimated value per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share; or
- the methodology used to estimate our value per share would or would not be acceptable to FINRA or for compliance with ERISA reporting requirements.

Further, the estimated value per share as of December 18, 2012 is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2012. The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. We currently expect to engage our advisor and/or an independent valuation firm to update the estimated value per share in December 2013, but are not required to update the estimated value per share more frequently than every 18 months.

Distribution Information

We have and expect to continue to authorize and declare distributions based on daily record dates, and to pay such distributions on a monthly basis. The rate will be determined by the board of directors based on our financial condition and such other factors as our board of directors deems relevant. The board of directors has not pre-established a percentage range of return for distributions to stockholders. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Generally, our policy is to pay distributions from cash flow from operations. Over the long-term, we expect that substantially all of our distributions will continue to be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under investments we make in mortgage and other loans). However, from time to time during our operational stage, we may not pay distributions solely from our cash flow from operations, in which case, distributions may be paid in part from third party debt financings. We may also fund such distributions from the net proceeds from the sale of real estate and from the receipt of principal payments on our real estate-related investments. Our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source, including proceeds from the issuance of securities in the future.

We have elected to be taxed as a REIT under the Internal Revenue Code and have operated as such beginning with our taxable year ended December 31, 2008. To maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

During 2011 and 2012, we declared distributions based on daily record dates for each day during the period commencing January 1, 2011 through February 28, 2012 and March 1, 2012 through December 31, 2012. We have historically paid distributions for all record dates of a given month approximately 15 days after month-end. However, commencing with distributions for the November 2012 record dates, distributions are paid on or about the first business day of the following month. Distributions declared during 2011 and 2012, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2012				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 30,761	$ 30,916	$ 31,119	$ 31,178	$ 123,974
Total Per Share Distribution	$ 0.160	$ 0.162	$ 0.164	$ 0.164	$ 0.650
Annualized Rate Based on Purchase Price of $10.00 Per Share	6.5%	6.5%	6.5%	6.5%	6.5%

	2011				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 29,934	$ 30,659	$ 31,213	$ 31,413	$ 123,219
Total Per Share Distribution	$ 0.160	$ 0.162	$ 0.164	$ 0.164	$ 0.650
Annualized Rate Based on Purchase Price of $10.00 Per Share	6.5%	6.5%	6.5%	6.5%	6.5%

The tax composition of our distributions declared for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
Ordinary Income	69%	58%
Capital Gain	13%	—%
Return of Capital	18%	42%
Total	100%	100%

10-K

For more information with respect to our distributions paid, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Distributions."

On November 7, 2012, our board of directors declared distributions based on daily record dates for the period from January 1, 2013 through January 31, 2013, which we paid on February 1, 2013. On January 16, 2013, our board of directors declared distributions based on daily record dates for the period from February 1, 2013 through February 28, 2013, which we paid on March 1, 2013, and distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which we expect to pay in April 2013. On March 6, 2013, our board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which we expect to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which we expect to pay in June 2013. Distributions for these periods are calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share in our now terminated primary initial public offering or a 6.3% annualized rate based on our December 18, 2012 estimated value per share of $10.29.

In addition, on January 16, 2013, our board of directors declared a distribution in the amount of $0.05416667 per share of common stock to stockholders of record as of the close of business on February 4, 2013. The distribution declaration represented the thirteenth distribution payment authorized by our board of directors related to operations from the 2012 calendar year. This thirteenth payment was equivalent in amount to each of the prior twelve payments. We paid this distribution on February 15, 2013. This distribution was funded from our modified funds from operations in excess of distributions declared for the 2012 calendar year. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Funds from Operations and Modified Funds from Operations."

Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Unregistered Sales of Equity Securities

During the fiscal year ended December 31, 2012, we did not sell any equity securities that were not registered under the Securities Act of 1933.

Share Redemption Program

We have a share redemption program that may enable stockholders to sell their shares to us in limited circumstances. As described below, we adopted three amendments to the share redemption program in 2012. For a description of the share redemption program prior to the amendments on May 16, 2012, June 28, 2012 and October 17, 2012, see our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

On May 16, 2012, our board of directors approved a third amended and restated share redemption program, which became effective on June 17, 2012 (the "Third Amended and Restated Share Redemption Program"), and the terms of which apply to all redemptions processed on or after the June 29, 2012 Redemption Date (as defined), unless the terms were subsequently amended.

Pursuant to the Third Amended and Restated Share Redemption Program (and unless subsequently amended as described below), there are several limitations on our ability to redeem shares under the program:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program), we may not redeem shares unless the stockholder has held the shares for one year, provided that if we are redeeming all of a stockholder's shares, then there is no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.
- During any calendar year, we may redeem only the number of shares that we could purchase with the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year, provided that we may not redeem more than $3.0 million of shares in the aggregate each month, excluding shares redeemed in connection with a stockholder's death, qualifying disability or determination of incompetence.
- During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland General Corporation Law, as amended from time to time, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

On June 28, 2012, our board of directors approved a fourth amended and restated share redemption program, which became effective on July 29, 2012 (the "Fourth Amended and Restated Share Redemption Program"). The Fourth Amended and Restated Share Redemption Program specifically provided additional funding as follows:

> During calendar year 2012, we could redeem only the number of shares that we could purchase with (i) the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year plus (ii) an additional $15.0 million. In addition, beginning with the July 31, 2012 Redemption Date (as defined), and for the remainder of calendar year 2012, once the amounts available for all redemptions provided for in the preceding sentence were exhausted, an additional $5.0 million became available to fund redemptions sought in connection with a stockholder's death, qualifying disability or determination of incompetence. Notwithstanding the above, we could not redeem more than $3.0 million of shares in the aggregate each month; provided that (i) this $3.0 million monthly limitation did not apply to any redemptions of shares eligible for the July 31, 2012 Redemption Date and (ii) this $3.0 million monthly limitation excluded shares redeemed in connection with a stockholder's death, qualifying disability or determination of incompetence.

The terms of the Fourth Amended and Restated Share Redemption Program apply to all redemptions processed on or after the July 31, 2012 Redemption Date, unless the terms were subsequently amended.

On October 17, 2012, our board of directors approved a fifth amended and restated share redemption program, which became effective November 17, 2012 (the "Fifth Amended and Restated Share Redemption Program"). The Fifth Amended and Restated Share Redemption Program removed the $3.0 million monthly limitation for ordinary redemptions for shares eligible for the November 2012 and December 2012 Redemption Dates (as defined). Ordinary redemptions are all redemptions other than those sought in connection with a stockholder's death, qualifying disability or determination of incompetence.

Pursuant to the Third, Fourth and Fifth Amended and Restated Share Redemption Programs, redemptions made in connection with a stockholder's death, qualifying disability or determination of incompetence will be and were made at a price per share equal to the most recent estimated value per share of our common stock as of the applicable Redemption Date, and the price at which we will redeem and have redeemed all other shares eligible for redemption is as follows:

- For stockholders who have held their shares for at least one year, 92.5% of our most recent estimated value per share as of the applicable Redemption Date;
- For stockholders who have held their shares for at least two years, 95.0% of our most recent estimated value per share as of the applicable Redemption Date;
- For stockholders who have held their shares for at least three years, 97.5% of our most recent estimated value per share as of the applicable Redemption Date; and
- For stockholders who have held their shares for at least four years, 100% of our most recent estimated value per share as of the applicable Redemption Date.

On December 19, 2011, our board of directors approved an estimated value per share of our common stock of $10.11 (unaudited) based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of September 30, 2011. For Redemption Dates from January 2012 through May 2012, the redemption price for all stockholders whose shares were eligible for redemption was $10.11 (unaudited) per share. Beginning with the June 2012 Redemption Date, the redemption price was as described above.

On December 18, 2012, our board of directors approved an estimated value per share of our common stock of $10.29, based on the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of September 30, 2012. The change in the redemption price, which is calculated based on the most recent estimated value per share, was effective for the December 2012 Redemption Date, which was December 31, 2012. We currently expect to engage our advisor and/or an independent valuation firm to update our estimated value per share in December 2013, but we are not required to update our estimated value per share more frequently than every 18 months. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Market Information."

We funded redemptions during the year ended December 31, 2012 with proceeds from our dividend reinvestment plan, debt financing, asset sales and cash flows from operations. During the year ended December 31, 2012, we redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed [1]		Average Price Paid Per Share [2]	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2012	625,238	$	10.11	[3]
February 2012	703,248	$	10.11	[3]
March 2012	761,232	$	10.11	[3]
April 2012	1,097,571	$	10.11	[3]
May 2012	1,866,845	$	10.11	[3]
June 2012	452,421	$	9.83	[3]
July 2012	606,854	$	9.77	[3]
August 2012	353,188	$	9.90	[3]
September 2012	518,406	$	9.96	[3]
October 2012	355,594	$	9.89	[3]
November 2012	563,831	$	9.94	[3]
December 2012	351,536	$	10.13	[3]
Total	8,255,964			

[1] We announced the adoption and commencement of the program on April 8, 2008. We announced amendments to the program on May 13, 2009 (which amendment became effective on June 12, 2009), on March 11, 2011 (which amendment became effective on April 10, 2011), on May 18, 2012 (which amendment became effective on June 17, 2012), on June 29, 2012 (which amendment became effective on July 29, 2012) and on October 18, 2012 (which amendment became effective on November 17, 2012).

[2] For Redemption Dates from January 2012 through May 2012, the redemption price for all stockholders whose shares were eligible for redemption was $10.11 per share. Beginning with the June 2012 Redemption Date, the redemption price was as described above.

[3] We limit the dollar value of shares that may be redeemed under the share redemption program as described above. For the year ended December 31, 2012, we redeemed $82.8 million of shares, which represented all redemption requests received in good order and eligible for redemption through the December 2012 Redemption Date, except for 3,324 shares due to the limitations discussed above. We recorded $34,000 of other liabilities on the accompanying consolidated balance sheets related to these unfulfilled redemption requests. Effective January 2013, these limitations were reset, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, we have $66.5 million available for redemptions in 2013, subject to the limitations described above, including the monthly limitation for ordinary redemptions. We redeemed 380 and 91 shares related to the outstanding and unfulfilled redemption requests as of December 31, 2012 on the January and February 2013 Redemption Dates, respectively.

We may amend, suspend or terminate the share redemption program upon 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" (in thousands, except share and per share amounts):

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data					
Total real estate and real estate-related investments, net	$ 2,640,501	$ 2,765,166	$ 2,210,162	$ 672,169	$ 512,495
Total assets	2,821,950	2,986,216	2,379,654	953,868	572,862
Total notes payable	1,334,514	1,393,270	828,157	126,660	271,446
Total liabilities	1,426,493	1,499,083	912,019	158,046	300,557
Redeemable common stock	66,426	67,789	43,306	21,260	1,921
Total stockholders' equity	1,329,031	1,419,344	1,424,329	774,562	270,384

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Operating Data					
Total revenues	$ 348,137	$ 319,165	$ 159,392	$ 75,387	$ 14,087
Net income (loss)	48,374	21,793	5,508	12,419	(2,582)
Net income (loss) per common share- basic and diluted	0.25	0.11	0.04	0.20	(0.33)
Other Data					
Cash flows provided by operations	128,669	113,226	59,523	29,937	4,870
Cash flows provided by (used in) investing activities	22,510	(673,682)	(1,598,259)	(181,717)	(495,535)
Cash flows provided (used in) by financing activities	(198,343)	573,597	1,347,328	368,992	547,074
Distributions declared	123,974	123,219	81,843	41,272	4,941
Distributions declared per common share [(1)]	0.650	0.650	0.650	0.650	0.263
Weighted -average number of common shares outstanding, basic and diluted	190,787,460	189,555,551	125,894,756	63,494,969	7,926,366
Reconciliation of funds from operations [(2)]					
Net income (loss)	$ 48,374	$ 21,793	$ 5,508	$ 12,419	$ (2,582)
Depreciation of real estate assets	53,521	45,528	20,814	9,919	2,315
Depreciation of real estate assets - discontinued operations	78	156	110	—	—
Amortization of lease-related costs	71,412	72,486	40,571	18,186	4,659
Amortization of lease-related costs - discontinued operations	134	269	191	—	—
Gain on early payoff of real estate loan receivable	(14,884)	—	—	—	—
Gain on sale of real estate, net	(2,471)	—	—	—	—
Loss on sale of real estate securities	—	—	—	(119)	—
FFO	$ 156,164	$ 140,232	$ 67,194	$ 40,405	$ 4,392

(1) Distributions declared per common share assumes each share was issued and outstanding each day from July 16, 2008 through the last day of the period presented. Distributions for the period from July 16, 2008 through August 15, 2008 were based on daily record dates and calculated at a rate of $0.00054795 per share per day. Distributions for the periods from August 16, 2008 through February 28, 2012 and March 1, 2012 through December 31, 2012 were based on daily record dates and calculated at a rate of $0.00178082 per share per day.

(2) We believe that funds from operations ("FFO") is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts ("NAREIT") definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles ("GAAP") implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" above and our accompanying consolidated financial statements and the notes thereto. Also see "Forward-Looking Statements" preceding Part I and Part I, Item 1A, "Risk Factors."

Overview

We were formed on July 12, 2007 as a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2008 and intend to operate in such a manner. We have invested in a diverse portfolio of real estate and real estate-related investments. We conduct our business primarily through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by our advisor, KBS Capital Advisors LLC, pursuant to an advisory agreement. KBS Capital Advisors conducts our operations and manages our portfolio of real estate and real estate-related investments. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

We own a diverse portfolio of real estate and real estate-related investments. As of December 31, 2012, we owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property), a leasehold interest in one industrial property and seven real estate loans receivable.

On September 27, 2007, we filed a registration statement on Form S-11 with the SEC to offer a maximum of 280,000,000 shares of common stock for sale to the public, of which 200,000,000 shares were registered in our primary offering and 80,000,000 shares were registered under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on December 31, 2010. We sold 182,681,633 shares of common stock in our primary offering for gross offering proceeds of $1.8 billion. We continue to offer shares of common stock under our dividend reinvestment plan. As of December 31, 2012, we had sold 20,939,692 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $200.7 million. Also as of December 31, 2012, we had redeemed 13,367,157 shares sold in our offering for $131.7 million.

Market Outlook – Real Estate and Real Estate Finance Markets

Since 2007 and the emergence of the global economic crisis, there have been persistent concerns regarding the creditworthiness and refinancing capabilities of both corporations and sovereign governments. Economies throughout the world have experienced lingering levels of high unemployment and low levels of consumer and business confidence due to a global downturn in economic activity. While some markets have shown some signs of recovery, concerns remain regarding job growth, income growth and the overall economic health of consumers, businesses and governments. Recent global economic events remain centered on the potential for the default of several European sovereign debt issuers and the impact that such an event would have on the European Union and the rest of the world's financial markets. During 2011, S&P downgraded the credit rating of the United States to AA+ from AAA. In November 2012, Moody's downgraded France's sovereign debt rating to Aa1 from AAA and, in February 2013, Moody's downgraded the U.K. government debt to Aa1 from AAA as well. The global ratings agencies continue to have a number of western sovereign issuers on negative watch as governments have struggled to resolve their fiscal obligations. These events have led to continued volatility in the capital markets. For further discussion of current market conditions, see Part I, Item 1, "Business - Market Outlook - Real Estate and Real Estate Finance Markets."

10-K

Impact on Our Real Estate Investments

These market conditions have had and will likely continue to have a significant impact on our real estate investments, creating a highly competitive leasing environment. In addition, these market conditions have impacted our tenants' businesses, which may make it more difficult for them to meet current lease obligations and may place pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and potential future rental concessions, including free rent to retain tenants who are up for renewal or to sign new tenants, may result in decreases in cash flow. Historically low interest rates could help offset some of the impact of decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the life of many of our investments.

Impact on Our Real Estate-Related Investments

Our real estate-related investments are directly secured by commercial real estate. As a result, our real estate-related investments have been and likely will continue to be impacted to some degree by the same factors impacting our real estate investments.

As of December 31, 2012, we had fixed-rate real estate loans receivable with an aggregate outstanding principal balance of $293.0 million and an aggregate carrying value (including origination and closing costs) of $260.8 million that mature between 2014 and 2018 and a variable rate real estate loan receivable with a principal balance of $87.5 million and a carrying value (including origination and closing costs) of $88.0 million that matures in 2013.

Impact on Our Financing Activities

In light of the risks associated with possible declines of operating cash flows from our real estate properties and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes at maturity or may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. As of December 31, 2012, we had debt obligations in the aggregate principal amount of $1.3 billion, all of which have an initial maturity between 2013 and 2016. We have a total of $531.2 million of fixed rate notes payable and $803.3 million of variable rate notes payable. The interest rates on $654.2 million of our variable rate notes payable are effectively fixed through interest rate swap agreements. As of December 31, 2012, we had a total of $58.0 million of debt obligations scheduled to mature within 12 months of that date.

Liquidity and Capital Resources

Our principal demand for funds during the short- and long-term is and will be for: the payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; redemptions of common stock pursuant to our share redemption program; the acquisition or origination of some additional investments; and payments of distributions to stockholders. To date, we have had five primary sources of capital for meeting our cash requirements:

- Proceeds from our now terminated primary offering;
- Proceeds from common stock issued under our dividend reinvestment plan;
- Debt financings;
- Proceeds from the sale of real estate and the repayment of a real estate-related investment; and
- Cash flow generated by our real estate operations and real estate-related investments.

We ceased offering shares of common stock in our primary offering on December 31, 2010 and continue to offer shares under our dividend reinvestment plan. To date, we have invested substantially all of the net proceeds from our initial public offering but could potentially make some additional investments in the future. We intend to use our cash on hand, cash flow generated by our real estate operations and real estate-related investments, proceeds from debt financing, proceeds from our dividend reinvestment plan, proceeds from the sale of real estate properties and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity. As of December 31, 2012, we had an aggregate of $113.3 million available for future disbursements under three credit facilities, subject to certain conditions and restrictions set forth in the respective loan agreements.

Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flows from operations from our real estate investments are primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2012, our real estate portfolio was 94% occupied and our bad debt reserve was less than 1% of annualized base rent.

Our real estate-related investments generate cash flow in the form of interest income, which is reduced by loan servicing fees, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flows from operations from our real estate-related investments are primarily dependent on the operating performance of the underlying collateral and the borrower's ability to make debt service payments. As of December 31, 2012, the borrowers under our real estate loans receivable were current on their debt service payments to us.

For the year ended December 31, 2012, our cash needs for acquisitions or originations, capital expenditures and the payment of debt obligations were met with the proceeds from debt financing, proceeds from asset sales and the repayment of one of our real estate loans receivable and proceeds from our dividend reinvestment plan. Operating cash needs during the same period were met through cash flow generated by our real estate and real estate-related investments. We made distributions to our stockholders during the year ended December 31, 2012 using current period and prior period cash flows from operations. We believe that our cash on hand, proceeds from our dividend reinvestment plan, cash flow from operations, availability under our credit facilities, proceeds from asset sales and the repayment of our real estate loans receivable and anticipated financing activities will be sufficient to meet our liquidity needs for the foreseeable future.

Cash Flows from Operating Activities

As of December 31, 2012, we owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio consisting of four industrial properties and one individual industrial property), a leasehold interest in one industrial property and seven real estate loans receivable. During the year ended December 31, 2012, net cash provided by operating activities was $128.7 million, compared to $113.2 million during the year ended December 31, 2011. Net cash from operations increased in 2012 primarily as a result of acquisitions of real estate and real estate-related investments in 2011 and 2012.

Cash Flows from Investing Activities

Net cash provided by investing activities was $22.5 million for the year ended December 31, 2012, and primarily consisted of the following:

- $84.9 million of proceeds from the payoff of a real estate loan receivable;
- $55.3 million used for the origination of one real estate loan receivable, net of closing costs and origination fees;
- $20.6 million used for improvements to real estate; and
- $12.2 million of proceeds, net of closing costs, from the sale of one real estate asset.

Cash Flows from Financing Activities

During the year ended December 31, 2012, net cash used in financing activities was $198.3 million and consisted primarily of the following:

- $82.8 million of cash used for redemptions of common stock;
- $58.8 million of cash used for principal payments on notes payable; and
- $57.6 million of net cash distributions, after giving effect to dividends reinvested by stockholders of $66.5 million.

In addition to using our capital resources to meet our debt service obligations, for capital expenditures and for operating costs, we use our capital resources to make certain payments to our advisor. We pay our advisor fees in connection with the acquisition and origination, management and disposition of our assets and for certain costs incurred by our advisor in providing services to us. We will also continue to reimburse our advisor and our dealer manager for certain offering costs related to our dividend reinvestment plan and for certain stockholder services.

As of December 31, 2012, we had $48.4 million of cash and cash equivalents and up to $113.3 million available for future disbursements under our credit facilities, subject to certain conditions and restrictions set forth in the respective loan agreements, to meet our operational and capital needs. On March 6, 2013, we entered into a three-year senior secured credit facility for borrowings of up to $235.0 million. See " —Subsequent Events — Investments and Financings Subsequent to December 31, 2012 — U.S. Bank/TD Bank Credit Facility."

In order to execute our investment strategy, we primarily utilize secured debt to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinance and interest rate risks, are properly balanced with the benefit of using leverage. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 46% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

Contractual Obligations	Total	Payments Due During the Years Ending December 31, 2013	2014-2015	2016-2017	Thereafter
Outstanding debt obligations [1]	$ 1,334,514	$ 58,000	$ 826,170	$ 450,344	$ —
Interest payments on outstanding debt obligations [2]	128,559	53,289	74,331	939	—
Outstanding funding obligations under real estate loan receivable	5,490	[3]	[3]	[3]	[3]

[1] Amounts include principal payments only.

[2] Projected interest payments are based on the outstanding principal amounts and interest rates in effect as of December 31, 2012 (consisting of the contractual interest rate and the effect of interest rate floors and swaps). We incurred interest expense of $55.2 million, excluding amortization of deferred financing costs totaling $3.2 million, during the year ended December 31, 2012.

[3] As of December 31, 2012, $53.3 million had been disbursed under the Summit I & II First Mortgage Loan and another $5.5 million remained available for future funding, subject to certain conditions set forth in the loan agreement. This amount is available for funding until July 2013, subject to certain conditions set forth in the loan agreement. The Summit I & II First Mortgage matures on February 1, 2017.

Results of Operations

Overview

As of December 31, 2011, we owned 20 office properties, one office/flex property, a portfolio of four industrial properties, two individual industrial properties, a leasehold interest in one industrial property and seven real estate loans receivable. As of December 31, 2012, we owned 20 office properties, one office/flex property, a portfolio of four industrial properties, one individual industrial property, a leasehold interest in one industrial property and seven real estate loans receivable. The results of operations presented for the years ended December 31, 2012 and 2011 are not directly comparable because we were still investing the proceeds from our initial public offering in 2011. In general, we expect income and expenses to increase in future periods to the extent that we acquire additional real estate investments.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011

The following table provides summary information about our results of operations for the years ended December 31, 2012 and 2011 (dollar amounts in thousands):

	For the Years Ended December 31, 2012	2011	Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Originations [1]	$ Change Due to Properties or Loans Held Throughout Both Periods [2]
Rental income	$ 247,191	$ 223,861	$ 23,330	10 %	$ 26,290	$ (2,960)
Tenant reimbursements	53,379	47,059	6,320	13 %	4,701	1,619
Interest income from real estate loans receivable	37,144	36,476	668	2 %	4,199	(3,531)
Other operating income	10,423	11,769	(1,346)	(11)%	365	(1,711)
Operating, maintenance, and management costs	64,475	60,261	4,214	7 %	5,873	(1,659)
Real estate taxes and insurance	42,357	35,038	7,319	21 %	3,268	4,051
Asset management fees to affiliate	22,275	20,044	2,231	11 %	2,397	(166)
Real estate acquisition fees to affiliates	—	4,808	(4,808)	(100)%	(4,808)	—
Real estate acquisition fees and expenses	—	3,974	(3,974)	(100)%	(3,974)	—
General and administrative expenses	4,624	5,061	(437)	(9)%	n/a	n/a
Depreciation and amortization	124,933	118,014	6,919	6 %	10,550	(3,631)
Interest expense	58,423	50,323	8,100	16 %	7,189	911
Other interest income	28	104	(76)	(73)%	n/a	n/a
Gain on early payoff of real estate loan receivable	14,884	—	14,884	100 %	n/a	n/a
Gain on sale of real estate, net	2,471	—	2,471	100 %	n/a	n/a
Income (loss) from discontinued operations	(59)	47	(106)	(226)%	n/a	n/a

[1] Represents the dollar amount increase (decrease) for the year ended December 31, 2012 compared to the year ended December 31, 2011 related to real estate and real estate-related investments acquired or originated on or after January 1, 2011.

[2] Represents the dollar amount increase (decrease) for the year ended December 31, 2012 compared to the year ended December 31, 2011 with respect to real estate and real estate-related investments owned by us throughout both periods presented.

Rental income and tenant reimbursements increased from $270.9 million for the year ended December 31, 2011 to $300.6 million for the year ended December 31, 2012. This increase consisted primarily of a $31.0 million increase resulting from the growth in our real estate portfolio, a $4.0 million increase in rental income due to higher rental rates, and a $3.3 million increase in property tax recoveries, which was partially offset by a $1.9 million decrease in monthly operating recoveries and $6.8 million decrease in rental income primarily due to lease expirations subsequent to December 31, 2011. We expect rental income and tenant reimbursements to vary in future periods depending on occupancy rates and rental rates of our real estate investments and to the extent that we acquire additional real estate investments, we expect rental income and tenant reimbursements to increase.

Interest income from our real estate loans receivable, recognized using the interest method, increased from $36.5 million for the year ended December 31, 2011 to $37.1 million for the year ended December 31, 2012, primarily as a result of the origination of one additional real estate loan receivable subsequent to December 31, 2011, partially offset by a decrease in interest income due to the early pay-off of the Northern Trust Notes. Interest income included $6.1 million and $6.9 million in accretion of purchase price discounts, net of amortization of closing costs, for the years ended December 31, 2012 and 2011, respectively. We expect interest income from real estate loans receivable in future periods will vary compared to historical periods as a result of fluctuations in LIBOR, to the extent we have variable rate loans receivable. In addition, we expect interest income from our real estate loans receivable to decrease due to the impact of the early payoff of the Northern Trust Notes and the potential impact of future principal repayments.

Other operating income decreased from $11.8 million for the year ended December 31, 2011 to $10.4 million for the year ended December 31, 2012 primarily due to $1.2 million of income related to the repayment of previously written off advances for tenant improvements during the year ended December 31, 2011.

Operating, maintenance and management costs increased from $60.3 million for the year ended December 31, 2011 to $64.5 million for the year ended December 31, 2012. This increase consisted primarily of $5.9 million resulting from the growth in our real estate portfolio, partially offset by a $1.7 million decrease in operating, maintenance and management costs from properties held throughout both periods primarily due to an unseasonably warm winter and lower landscaping costs. Operating, maintenance and management costs may increase in future periods, as compared to historical periods, as a result of inflation. We expect operating, maintenance and management costs to increase in future periods to the extent that we acquire additional real estate investments.

Real estate taxes, property-related taxes and insurance increased from $35.0 million for the year ended December 31, 2011 to $42.4 million for the year ended December 31, 2012. This increase consisted primarily of a $3.3 million increase resulting from the growth in our real estate portfolio and a $3.7 million increase in real estate taxes related to adjustments in the property tax estimates for two properties. We expect real estate taxes, property-related taxes and insurance to generally increase in future periods as a result of inflation and to the extent that we acquire additional real estate investments, but these expenses may fluctuate up or down over time.

Asset management fees with respect to our real estate and real estate-related investments increased from $20.0 million for the year ended December 31, 2011 to $22.3 million for the year ended December 31, 2012, as a result of the growth in our real estate and real estate-related investment portfolio. All asset management fees incurred as of December 31, 2012 have been paid. We expect asset management fees to increase in future periods to the extent that we acquire additional real estate investments.

Real estate acquisition fees and expenses to affiliates and non-affiliates were $8.8 million for the year ended December 31, 2011. We did not incur any real estate acquisition fees and expenses during the year ended December 31, 2012. We do not expect to incur significant amounts of real estate acquisition fees and expenses in the future as we have invested substantially all of the proceeds from our now terminated public offering. To the extent that we acquire additional real estate investments, we expect real estate acquisition fees and expenses to increase in future periods.

General and administrative expenses decreased from $5.1 million for the year ended December 31, 2011 to $4.6 million for the year ended December 31, 2012 primarily due to an increase in fair value of contingent consideration related to certain rent guarantees. These general and administrative expenses consisted primarily of legal fees, audit fees, transfer agent fees and other professional fees. We expect general and administrative expenses to vary in future periods.

Depreciation and amortization increased from $118.0 million for the year ended December 31, 2011 to $124.9 million for the year ended December 31, 2012. The overall increase in depreciation and amortization was due to an increase of $10.5 million related to the growth in our real estate portfolio, partially offset by a decrease of $3.6 million from properties held throughout both periods. Depreciation and amortization related to properties held throughout both periods decreased due to a decrease in the amortization of tenant origination costs related to lease expirations subsequent to December 31, 2011. We expect depreciation and amortization to increase in future periods to the extent that we acquire additional real estate investments.

Interest expense increased from $50.3 million for the year ended December 31, 2011 to $58.4 million for the year ended December 31, 2012. Included in interest expense is the amortization of deferred financing costs of $2.8 million and $3.2 million for the years ended December 31, 2011 and 2012, respectively. The increase in interest expense is primarily a result of our use of debt in acquiring real property investments during the year ended December 31, 2011 and 2012, and an increase in the average loan balance on our properties held throughout both periods. Our interest expense in future periods will vary based on fluctuations in one-month LIBOR (for our variable rate debt) and on our level of future borrowings, which will depend on the availability and cost of debt financing and draws on our credit facilities.

We recognized a gain on the early payoff of a real estate loan receivable of $14.9 million related to the discounted payoff agreement for the Northern Trust Notes, which we acquired at a discount. We recognized a gain on sale of real estate of $2.5 million related to the disposition of an industrial property during the year ended December 31, 2012. We did not dispose of any real estate or real estate-related investments during the year ended December 31, 2011.

Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010

As of December 31, 2010, we owned 14 office properties, one office/flex property, two industrial properties, a leasehold interest in one industrial property and six real estate loans receivable. As of December 31, 2011, we owned 20 office properties, one office/flex property, a portfolio of four industrial properties, two industrial properties, a leasehold interest in one industrial property and seven real estate loans receivable. The following table provides summary information about our results of operations for the years ended December 31, 2011 and 2010 (dollar amounts in thousands):

	For the Years Ended December 31,					
	2011	2010	Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions/ Originations [1]	$ Change Due to Properties or Loans Held Throughout Both Periods [2]
Rental income	$ 223,861	$ 109,702	$ 114,159	104 %	$ 115,638	$ (1,479)
Tenant reimbursements	47,059	17,917	29,142	163 %	29,869	(727)
Interest income from real estate loans receivable	36,476	28,255	8,221	29 %	7,275	946
Other operating income	11,769	3,518	8,251	235 %	8,157	94
Operating, maintenance, and management costs	60,261	28,666	31,595	110 %	31,386	209
Real estate taxes, property-related taxes, and insurance	35,038	12,890	22,148	172 %	22,283	(135)
Asset management fees to affiliate	20,044	9,943	10,101	102 %	10,041	60
Real estate acquisition fees to affiliates	4,808	10,609	(5,801)	(55)%	(5,801)	—
Real estate acquisition fees and expenses	3,974	7,257	(3,283)	(45)%	(3,275)	(8)
General and administrative expenses	5,061	3,946	1,115	28 %	n/a	n/a
Depreciation and amortization	118,014	61,385	56,629	92 %	59,726	(3,097)
Interest expense	50,323	19,340	30,983	160 %	25,435	5,548
Other interest income	104	273	(169)	(62)%	n/a	n/a
Income (loss) from discontinued operations	47	(121)	168	139 %	n/a	n/a

[1] Represents the dollar amount increase (decrease) for the year ended December 31, 2011 compared to the year ended December 31, 2010 related to real estate and real estate-related investments acquired or originated on or after January 1, 2010.

[2] Represents the dollar amount increase (decrease) for the year ended December 31, 2011 compared to the year ended December 31, 2010 with respect to real estate and real estate-related investments owned by us throughout both periods presented.

Rental income and tenant reimbursements increased from $127.6 million for the year ended December 31, 2010 to $270.9 million for the year ended December 31, 2011, primarily as a result of acquisitions of real estate. The increase was partially offset by a $2.2 million net decrease in rental income and tenant reimbursements from properties held throughout both periods, which is primarily due to lease expirations subsequent to December 31, 2010.

10-K

Interest income from our real estate loans receivable, recognized using the interest method, increased from $28.3 million for the year ended December 31, 2010 to $36.5 million for the year ended December 31, 2011, primarily as a result of the growth in our real estate loans receivable portfolio. Interest income related to real estate loans receivable held throughout both periods increased by $0.9 million due to an increase in discount accretion. Interest income included $6.9 million and $6.4 million in accretion of purchase price discounts, net of amortization of closing costs, for the years ended December 31, 2011 and 2010, respectively.

Other operating income increased from $3.5 million for the year ended December 31, 2010 to $11.8 million for the year ended December 31, 2011 primarily as a result of the growth in our real estate portfolio. Other operating income consisted primarily of parking revenues related to properties held throughout both periods.

Operating, maintenance and management costs increased from $28.7 million for the year ended December 31, 2010 to $60.3 million for the year ended December 31, 2011, primarily as a result of the growth in our real estate portfolio.

Real estate taxes, property-related taxes and insurance increased from $12.9 million for the year ended December 31, 2010 to $35.0 million for the year ended December 31, 2011, primarily as a result of the growth in our real estate portfolio.

Asset management fees with respect to our real estate and real estate-related investments increased from $9.9 million for the year ended December 31, 2010 to $20.0 million for the year ended December 31, 2011, as a result of the growth in our real estate and real estate-related investment portfolio. All asset management fees incurred as of December 31, 2010 and 2011 have been paid.

Real estate acquisition fees and expenses to affiliates and non-affiliates decreased from $17.9 million for the year ended December 31, 2010 to $8.8 million for the year ended December 31, 2011 as a result of making fewer real estate acquisitions during the year ended December 31, 2011. We acquired 13 properties at an aggregate purchase price of $1.4 billion during the year ended December 31, 2010, one of which was subsequently sold during the year ended December 31, 2012. We acquired six properties and one portfolio of four individual properties at an aggregate purchase price of $636.2 million during the year ended December 31, 2011.

General and administrative expenses increased from $3.9 million for the year ended December 31, 2010 to $5.1 million for the year ended December 31, 2011 primarily due to higher dividend processing costs and a decrease in the fair value of contingent consideration related to certain rent guarantees, partially offset by a decrease in legal fees. These general and administrative costs consisted primarily of legal fees, audit fees, transfer agent fees and other professional fees.

Depreciation and amortization increased from $61.4 million for the year ended December 31, 2010 to $118.0 million for the year ended December 31, 2011, primarily due to the growth in our real estate portfolio. This increase was partially offset by a $3.1 million decrease from properties held throughout both periods primarily due to a decrease in amortization of tenant origination and absorption costs related to lease expirations subsequent to December 31, 2010.

Interest expense increased from $19.3 million for the year ended December 31, 2010 to $50.3 million for the year ended December 31, 2011. Included in interest expense is the amortization of deferred financing costs of $1.2 million and $2.8 million for the years ended December 31, 2010 and 2011, respectively. The increase in interest expense is primarily a result of our use of debt in acquiring real property investments subsequent to December 31, 2010 and an increase in the average loan balance on our properties held throughout both periods.

Funds from Operations and Modified Funds from Operations

We believe that FFO is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current NAREIT definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations ("MFFO") as an indicator of our ongoing performance as well as our dividend sustainability. We believe that MFFO is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO. MFFO also excludes non-cash items such as straight-line rental revenue. Additionally, we believe that MFFO provides investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance. MFFO excludes from FFO: acquisition fees and expenses; adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above and below market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association ("IPA") in November 2010. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.

FFO and MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO and MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO and MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO and MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO and MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures and are useful in understanding how our management evaluates our ongoing operating performance.

Although MFFO includes other adjustments, the exclusion of straight-line rent, the amortization of discounts and closing costs and acquisition fees and expenses are the most significant adjustments for the periods presented. We have excluded these items based on the following economic considerations:

- *Adjustments for straight-line rent.* These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease. We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we hope to receive in a future period or rent that was received in a prior period;
- *Amortization of discounts and closing costs.* Discounts and closing costs related to debt investments are amortized over the term of the loan as an adjustment to interest income. This application results in income recognition that is different than the underlying contractual terms of the debt investments. We have excluded the amortization of discounts and closing costs related to our debt investments in our calculation of MFFO to more appropriately reflect the economic impact of our debt investments, as discounts will not be economically recognized until the loan is repaid and closing costs are essentially the same as acquisition fees and expenses on real estate (discussed below). We believe excluding these items provides investors with a useful supplemental metric that directly addresses core operating performance; and
- *Acquisition fees and expenses.* Acquisition costs are expensed. Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis. Additionally, acquisition costs have been funded from the proceeds from our now terminated initial public offering and debt financings and not from our operations. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Our calculation of FFO and MFFO is presented in the table below for the years ended December 31, 2012, 2011 and 2010, respectively (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Years Ended December 31,		
	2012	2011	2010
Net income	$ 48,374	$ 21,793	$ 5,508
Depreciation of real estate assets	53,521	45,528	20,814
Depreciation of real estate assets - discontinued operations	78	156	110
Amortization of lease-related costs	71,412	72,486	40,571
Amortization of lease-related costs - discontinued operations	134	269	191
Gain on early payoff of real estate loan receivable	(14,884)	—	—
Gain on sale of real estate, net	(2,471)	—	—
FFO	156,164	140,232	67,194
Straight-line rent and amortization of above- and below-market leases	(13,815)	(20,772)	(12,976)
Amortization of discounts and closing costs	(6,063)	(6,915)	(6,354)
Adjustment to valuation of contingent purchase consideration	(135)	463	(273)
Real estate acquisition fees and expenses to affiliates	—	4,808	10,609
Real estate acquisition fees and expenses	—	3,974	7,257
MFFO	$ 136,151	$ 121,790	$ 65,457

FFO and MFFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO and MFFO, such as tenant improvements, building improvements and deferred leasing costs.

Distributions

From time to time during our operational stage, we may not pay distributions solely from our cash flows from operations or FFO, in which case distributions may be paid in part from debt financing. Distributions declared, distributions paid and cash flows from operations were as follows during 2012 (in thousands, except per share amounts):

Period	Distributions Declared [1]	Distributions Declared Per Share [1] [2]	Distributions Paid [3]			Cash Flows From Operations
			Cash	Reinvested	Total	
First Quarter 2012	$ 30,761	$ 0.160	$ 14,037	$ 16,746	$ 30,783	$ 29,556
Second Quarter 2012	30,916	0.162	14,552	16,813	31,365	38,021
Third Quarter 2012	31,119	0.164	14,535	16,567	31,102	31,000
Fourth Quarter 2012	31,178	0.164	14,477	16,334	30,811	30,092
	$ 123,974	$ 0.650	$ 57,601	$ 66,460	$ 124,061	$ 128,669

[1] Distributions for the periods from January 1, 2012 through February 28, 2012 and March 1, 2012 through December 31, 2012 were based on daily record dates and were calculated at a rate of $0.00178082 per share per day.

[2] Assumes share was issued and outstanding each day during the periods presented.

[3] Distributions are paid on a monthly basis. We have historically paid distributions for all record dates of a given month approximately 15 days following month end. However, commencing with distributions for November 2012 record dates (which were paid in December 2012), distributions are paid on or about the first business day of the following month.

For the year ended December 31, 2012, we paid aggregate distributions of $124.1 million, including $57.6 million of distributions paid in cash and $66.5 million of distributions reinvested through our dividend reinvestment plan. FFO and cash flows from operations during the year ended December 31, 2012 were $156.2 million and $128.7 million, respectively. The FFO to distributions paid ratio was 126%, and the cash flows from operations to distributions paid ratio was 104%. See the reconciliation of FFO to net income above.

Over the long-term, we expect that substantially all of our distributions will continue to be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under investments we have made in mortgage and other real estate-related loans). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under "Forward-Looking Statements," Part I, Item 1, "Business — Market Outlook — Real Estate and Real Estate Finance Markets," Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations." Those factors include: the future operating performance of our investments in the existing real estate and financial environment; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Real Estate

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Loans Receivable

Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until the cash is received, or the loan returns to accrual status. We will resume the accrual of interest if we determine the collection of interest according to the contractual terms of the loan is probable.

Cash and Cash Equivalents

We recognize interest income on our cash and cash equivalents as it is earned and record such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

We assess the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Sold and Discontinued Operations

Real estate sold during the current period and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all prior periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate sold are classified as "notes payable related to real estate held for sale" and "liabilities related to real estate held for sale," respectively, for all prior periods presented in the accompanying consolidated financial statements. Additionally, we record the operating results related to real estate that has been disposed of as discontinued operations for all periods presented if the operations have been eliminated and we will not have any significant continuing involvement in the operations of the property following the sale.

Real Estate Loans Receivable

Our real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

In the future, we may experience losses from our investments in loans receivable requiring us to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The reserve for loan losses is a valuation allowance that reflects our estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" in our consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include a portfolio-based component and an asset-specific component.

An asset-specific reserve relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of our loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

A portfolio-based reserve covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will incur a loss and the amount of the loss can be reasonably estimated. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, we assign estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower's investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, our willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Transfer of Financial Assets

We account for transfers of real estate loans receivable to unrelated entities in accordance with Accounting Standards Codification 860, Transfers and Servicing ("ASC 860"). When a real estate loan receivable is divided into multiple tranches and one or more of the tranches is transferred to an unrelated third party, we determine if each of the tranches of the loan would qualify as participating interests. If the tranches do not qualify as participating interests, we would account for the transfer as a secured borrowing with a pledge of collateral. As a result, we would continue to report the transferred financial asset in our consolidated balance sheet and recognize interest income on the entire note. Proceeds from the transferee are treated as a secured borrowing and recorded as a note payable. Interest income allocated to the transferee is also recorded as interest expense on our consolidated statement of operations.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ended December 31, 2012, 2011, and 2010. As of December 31, 2012, returns for the calendar years 2007 through 2011 remain subject to examination by major tax jurisdictions.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Distributions Paid

On January 2, 2013, we paid distributions of $10.5 million, which related to distributions declared for daily record dates for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, we paid distributions of $10.5 million, which related to distributions declared for daily record dates for each day in the period from January 1, 2013 through January 31, 2013. On February 15, 2013, we paid distributions of $10.3 million, which related to distributions declared for stockholders of record as of the close of business on February 4, 2013. On March 1, 2013, we paid distributions of $9.5 million, which related to distributions declared for daily record dates for each day in the period from February 1, 2013 through February 28, 2013.

Distributions Declared

On January 16, 2013, our board of directors declared distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which we expect to pay in April 2013. On March 6, 2013, our board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which we expect to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which we expect to pay in June 2013. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share in our now terminated primary initial public offering or a 6.3% annualized rate based on our December 18, 2012 estimated value per share of $10.29.

Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Investments and Financings Subsequent to December 31, 2012

Purchase Agreement for Corporate Technology Centre

On February 28, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to purchase eight office buildings totaling 615,233 square feet located on approximately 32.7 acres of land in San Jose, California ("Corporate Technology Centre"). The seller is not affiliated with us or our advisor. The contractual purchase price of Corporate Technology Centre is $239.0 million plus closing costs. Pursuant to the purchase agreement, we would be obligated to purchase Corporate Technology Centre only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. As of March 6, 2013, we had made deposits of $7.2 million, and in some circumstances, if we fail to complete the acquisition, we may forfeit $7.2 million of earnest money. As of March 1, 2013, Corporate Technology Centre was 100% leased to five tenants.

U.S. Bank/TD Bank Credit Facility

On March 6, 2013, we, through certain indirect wholly owned subsidiaries (together, the "U.S. Bank/TD Bank Borrowers"), entered into a $235.0 million credit facility with U.S. Bank National Association and TD Bank, N.A. (together, the "U.S. Bank/TD Bank Lenders"). For more information, see Part II, Item 9B, "Other Information — U.S. Bank/ TD Bank Credit Facility."

Share Redemption Program

On March 6, 2013, our board of directors approved a sixth amended and restated share redemption program (the "Sixth Amended Share Redemption Program"). For more information, see Part II, Item 9B, "Other Information — Share Redemption Program."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We are also exposed to the effects of changes in interest rates as a result of our acquisitions and originations of mortgage and other loans. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the book values and the weighted-average interest rates of our real estate loans receivable and notes payable for each category as of December 31, 2012 based on the maturity dates and the notional amounts and average pay and receive rates of our derivative instruments as of December 31, 2012 based on maturity dates (dollars in thousands):

	Maturity Date						Total Book Value or Notional Amount	Fair Value
	2013	2014	2015	2016	2017	Thereafter		
Assets								
Loans Receivable								
Fixed Rate	$ —	$ 32,673	$ 79,183	$ —	$ 134,465	$ 14,519	$ 260,840	$ 302,835
Weighted-average annual effective interest rate [1]	—	9.8%	8.6%	—	12.0%	7.6%	10.5%	
Variable Rate	$ 88,006	$ —	$ —	$ —	$ —	$ —	$ 88,006	$ 87,310
Weighted-average annual effective interest rate [1]	7.0%	—	—	—	—	—	7.0%	
Liabilities								
Notes payable								
Fixed Rate	$ —	$ 93,850	$ 437,320	$ —	$ —	$ —	$ 531,170	$ 545,914
Weighted-average interest rate	—	5.9%	4.1%	—	—	—	4.4%	
Variable Rate	$ 58,000	$ 110,000	$ 185,000	$ 450,344	$ —	$ —	$ 803,344	$ 795,449
Weighted-average interest rate [2]	4.1%	5.1%	3.2%	3.6%	—	—	3.8%	
Derivative Instruments								
Interest rate swaps, nominal amount	$ 13,000	$ 289,800	$ 262,400	$ 88,950	$ —	$ —	$ 654,150	$ 17,129
Average pay rate [3]	1.3%	1.6%	1.6%	2.0%	—	—	1.6%	
Average receive rate [4]	0.2%	0.2%	0.2%	0.2%	—	—	0.2%	

[1] The weighted-average annual effective interest rate represents the effective interest rate at December 31, 2012, using the interest method, that we use to recognize interest income on our real estate loans receivable.

[2] The weighted-average interest rate represents the actual interest rate in effect at December 31, 2012 (consisting of the contractual interest rate and the effect of interest rate swaps and floors), using interest rate indices as of December 31, 2012, where applicable.

[3] Average pay rate is the interest rate swap fixed rate.

[4] Average receive rate is the 30-day LIBOR rate at December 31, 2012.

We borrow funds and make investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate loans receivable unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. As of December 31, 2012, the fair value and carrying value of our fixed rate real estate loans receivable were $302.8 million and $260.8 million, respectively. The fair value estimate of our real estate loans receivable is estimated using an internal valuation model that considers the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As of December 31, 2012, the fair value of our fixed rate debt was $545.9 million and the carrying value of our fixed rate debt was $531.2 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of December 31, 2012. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on our variable rate debt and loan receivable would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of December 31, 2012, we were exposed to market risks related to fluctuations in interest rates on $149.1 million of variable rate debt outstanding, after giving consideration to the impact of interest rate swap agreements on approximately $654.2 million of our variable rate debt. Based on interest rates as of December 31, 2012, if interest rates were 100 basis points higher during the 12 months ending December 31, 2013, interest expense on our variable rate debt would increase by $1.0 million. As of December 31, 2012, one-month LIBOR was 0.2087% and if this index was reduced to 0% during the 12 months ending December 31, 2013, interest expense on our variable rate debt would decrease by $59,000. As of December 31, 2012, we were exposed to market risks related to fluctuations in interest rates on our variable rate loan receivable outstanding with an outstanding principal balance of $87.5 million. An increase or decrease of 100 basis points in interest rates would have no impact on our future earnings and cash flows due to an interest rate floor on our variable rate loan receivable.

The weighted-average annual effective interest rates of our fixed rate real estate loans receivable and variable rate real estate loan receivable as of December 31, 2012 were 10.5% and 7.0%, respectively. The weighted-average annual effective interest rate represents the effective interest rate as of December 31, 2012, using the interest method, that we use to recognize interest income on our real estate loans receivable. The weighted-average interest rates of our fixed rate debt and variable rate debt as of December 31, 2012 were 4.4% and 3.8%, respectively. The weighted-average interest rate represents the actual interest rate in effect as of December 31, 2012 (consisting of the contractual interest rate and the effect of interest rate swaps and floors), using interest rate indices as of December 31, 2012, where applicable.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1, "Business — Market Outlook" and Part I, Item 1A, "Risk Factors."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

As of the quarter ended December 31, 2012, all items required to be disclosed under Form 8-K were reported under Form 8-K.

U.S. Bank/TD Bank Credit Facility

On March 6, 2013, we, through the U.S. Bank/TD Bank Borrowers, entered into a three-year senior secured credit facility with the U.S. Bank/TD Bank Lenders, unaffiliated lenders, for borrowings of up to $235.0 million (the "U.S. Bank/TD Bank Credit Facility"), of which $141.0 million is non-revolving debt and $94.0 million is revolving debt. The U.S. Bank/TD Bank Credit Facility is secured by the 100 & 200 Campus Drive Buildings, Metropolitan Center and Willow Oaks Corporate Center. At closing, the $141.0 million non-revolving portion was funded and the $94.0 million revolving portion remains available for future disbursements, subject to certain terms and conditions contained in the loan documents. We used $81.0 million of the proceeds funded at closing to repay the outstanding principal balances due under the 100 & 200 Campus Drive Mortgage Loan, the Metropolitan Center Mortgage Loan and the Willow Oaks Revolving Loan. Also, in connection with the repayment of these loans, we terminated the swap agreements with respect to eight swaps which were subject to an aggregate breakage fee of $1.1 million, which fee was paid with loan proceeds.

The U.S. Bank/TD Bank Credit Facility matures on March 1, 2016, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. For each calendar quarter, the interest rate on the U.S. Bank/TD Bank Credit Facility will be equal to (i) the applicable margin, which will be based on the borrowing base leverage ratio as determined pursuant to the loan agreement, and which will vary between 175 or 185 basis points, plus (ii) one-month LIBOR. Monthly payments are interest only with the entire principal balance and all outstanding interest and fees due at maturity. We will have the right to prepay the loan in whole at any time or in part from time to time, subject to the payment of certain expenses potentially incurred by the lender as a result of the prepayment and subject to certain other conditions and possible fees contained in the loan documents.

On March 6, 2013, we, through the U.S. Bank/TD Bank Borrowers, also entered into four swap agreements to hedge the interest rate for certain portions of the U.S. Bank/TD Bank Credit Facility. Effectively, the interest rate on $85.1 million of the non-revolving debt has been fixed at 2.25% - 2.35% through March 1, 2016 and the interest rate on $55.9 million of the non-revolving debt has been fixed at 2.46% - 2.56% through March 1, 2017, assuming we exercise the first of the two extension options.

KBS REIT Properties II, LLC, our separate wholly owned subsidiary through which we indirectly own all of our real estate assets ("KBS REIT Properties II"), is providing a guaranty of 25% of the outstanding principal amount due and payable under the U.S. Bank/TD Bank Credit Facility. KBS REIT Properties II is also providing a guaranty of: (i) certain monetary obligations relating to the above-referenced swap agreements; (ii) in certain circumstances, any amounts owed by the U.S. Bank/TD Bank Borrowers pursuant to the related environmental indemnity; and (iii) any deficiency, loss or damage suffered by the U.S. Bank/TD Bank Lenders resulting from (a) certain intentional acts committed by the U.S. Bank/TD Bank Borrowers and, in certain circumstances, KBS REIT Properties II, or (b) certain bankruptcy or insolvency proceedings involving the U.S. Bank/TD Bank Borrowers.

Share Redemption Program

On March 6, 2013, our board of directors approved the Sixth Amended Share Redemption Program. Pursuant to the Sixth Amended Share Redemption Program, we have modified how we will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in our currently effective, or the most recently effective, registration statement as such registration statement has been amended or supplemented (the "Minimum Purchase Requirement"). Specifically, if we cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then we will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then we would redeem all of such stockholder's shares. If we are redeeming all of a stockholder's shares, there would be no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.

There were no other changes to the share redemption program. The Sixth Amended Share Redemption Program will be effective for redemptions under the program 30 days after we file this Annual Report on Form 10-K. The complete plan document is filed as an exhibit to this Annual Report on Form 10-K and is available at the SEC's website at *http://www.sec.gov*.

PART III

We will file a definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2013 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Conduct and Ethics can be found at *http://www.kbsreitii.com*.

The other information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at pages F-37 through F-39 of this report:

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

(b) Exhibits

EXHIBIT LIST

Ex.	Description
3.1	Second Articles of Amendment and Restatement of the Company, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008
3.2	Second Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11, Commission File No. 333-146341
4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11, Commission File No. 333-146341
4.2	Amended and Restated Dividend Reinvestment Plan, included as Appendix B to prospectus, incorporated by reference to Post-Effective Amendment No. 11 to the Company's Registration Statement on Form S-11, Commission File No. 333-146341
4.3	Second Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012
10.1	Advisory Agreement, by and between the Company and KBS Capital Advisors LLC, dated May 21, 2012
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Second Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010
99.2	Third Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 18, 2012
99.3	Fourth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 29, 2012
99.4	Fifth Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 18, 2012
99.5	Sixth Amended and Restated Share Redemption Program

Ex.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

10-K

Intentionally Left Blank

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
KBS Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheets of KBS Real Estate Investment Trust II, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule in Item 15(a), Schedule III-Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Real Estate Investment Trust II, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 8, 2013

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,	
	2012	2011
Assets		
Real estate:		
Land	$ 265,197	$ 265,197
Buildings and improvements	1,992,264	1,984,485
Tenant origination and absorption costs	304,732	330,193
Total real estate held for investment, cost	2,562,193	2,579,875
Less accumulated depreciation and amortization	(270,538)	(183,130)
Total real estate held for investment, net	2,291,655	2,396,745
Real estate held for sale, net	—	9,643
Total real estate, net	2,291,655	2,406,388
Real estate loans receivable, net	348,846	358,778
Total real estate and real estate-related investments, net	2,640,501	2,765,166
Cash and cash equivalents	48,390	95,554
Rents and other receivables, net	57,349	41,427
Above-market leases, net	49,215	59,567
Deferred financing costs, prepaid expenses and other assets	26,495	24,502
Total assets	$ 2,821,950	$ 2,986,216
Liabilities and stockholders' equity		
Notes payable:		
Notes payable	$ 1,334,514	$ 1,387,129
Notes payable related to real estate held for sale	—	6,141
Total notes payable	1,334,514	1,393,270
Accounts payable and accrued liabilities	20,416	23,228
Due to affiliate	168	—
Distributions payable	10,521	10,608
Below-market leases, net	26,519	34,779
Other liabilities	34,355	37,198
Total liabilities	1,426,493	1,499,083
Commitments and contingencies (Note 12)		
Redeemable common stock	66,426	67,789
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 190,274,167 and 191,725,167 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	1,903	1,917
Additional paid-in capital	1,633,994	1,649,029
Cumulative distributions in excess of net income	(289,737)	(214,137)
Accumulated other comprehensive loss	(17,129)	(17,465)
Total stockholders' equity	1,329,031	1,419,344
Total liabilities and stockholders' equity	$ 2,821,950	$ 2,986,216

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Rental income	$ 247,191	$ 223,861	$ 109,702
Tenant reimbursements	53,379	47,059	17,917
Interest income from real estate loans receivable	37,144	36,476	28,255
Other operating income	10,423	11,769	3,518
Total revenues	348,137	319,165	159,392
Expenses:			
Operating, maintenance, and management	64,475	60,261	28,666
Real estate taxes and insurance	42,357	35,038	12,890
Asset management fees to affiliate	22,275	20,044	9,943
Real estate acquisition fees to affiliates	—	4,808	10,609
Real estate acquisition fees and expenses	—	3,974	7,257
General and administrative expenses	4,624	5,061	3,946
Depreciation and amortization	124,933	118,014	61,385
Interest expense	58,423	50,323	19,340
Total expenses	317,087	297,523	154,036
Other income:			
Other interest income	28	104	273
Gain on early payoff of real estate loan receivable	14,884	—	—
Total other income	14,912	104	273
Income from continuing operations	45,962	21,746	5,629
Discontinued operations:			
Gain on sale of real estate, net	2,471	—	—
Income (loss) from discontinued operations	(59)	47	(121)
Total income (loss) from discontinued operations	2,412	47	(121)
Net income	$ 48,374	$ 21,793	$ 5,508
Basic and diluted income per common share:			
Continuing operations	$ 0.24	$ 0.11	$ 0.04
Discontinued operations	0.01	—	—
Net income per common share	$ 0.25	$ 0.11	$ 0.04
Weighted-average number of common shares outstanding, basic and diluted	190,787,460	189,555,551	125,894,756

See accompanying notes to consolidated financial statements.

10-K

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Net income	$ 48,374	$ 21,793	$ 5,508
Other comprehensive income (loss):			
Unrealized gains (losses) on derivative instruments	336	(15,335)	(2,130)
Total other comprehensive income (loss)	336	(15,335)	(2,130)
Total comprehensive income	$ 48,710	$ 6,458	$ 3,378

See accompanying notes to consolidated financial statements.

10-K

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amounts				
Balance, December 31, 2009	93,167,161	$ 932	$ 810,006	$ (36,376)	$ —	$ 774,562
Net income	—	—	—	5,508	—	5,508
Other comprehensive loss	—	—	—	—	(2,130)	(2,130)
Issuance of common stock	85,838,625	858	852,417	—	—	853,275
Redemptions of common stock	(2,265,921)	(23)	(21,237)	—	—	(21,260)
Transfers to redeemable common stock	—	—	(22,046)	—	—	(22,046)
Distributions declared	—	—	—	(81,843)	—	(81,843)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(74,346)	—	—	(74,346)
Other offering costs	—	—	(7,391)	—	—	(7,391)
Balance, December 31, 2010	176,739,865	$ 1,767	$ 1,537,403	$ (112,711)	$ (2,130)	$ 1,424,329
Net income	—	—	—	21,793	—	21,793
Other comprehensive loss	—	—	—	—	(15,335)	(15,335)
Issuance of common stock	17,630,691	176	171,480	—	—	171,656
Redemptions of common stock	(2,645,389)	(26)	(25,669)	—	—	(25,695)
Transfers to redeemable common stock	—	—	(24,482)	—	—	(24,482)
Distributions declared	—	—	—	(123,219)	—	(123,219)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(8,864)	—	—	(8,864)
Other offering costs	—	—	(839)	—	—	(839)
Balance, December 31, 2011	191,725,167	$ 1,917	$ 1,649,029	$ (214,137)	$ (17,465)	$ 1,419,344
Net income	—	—	—	48,374	—	48,374
Other comprehensive income	—	—	—	—	336	336
Issuance of common stock	6,804,964	67	66,393	—	—	66,460
Redemptions of common stock	(8,255,964)	(81)	(82,737)	—	—	(82,818)
Transfers from redeemable common stock	—	—	1,329	—	—	1,329
Distributions declared	—	—	—	(123,974)	—	(123,974)
Other offering costs	—	—	(20)	—	—	(20)
Balance, December 31, 2012	190,274,167	$ 1,903	$ 1,633,994	$ (289,737)	$ (17,129)	$ 1,329,031

See accompanying notes to consolidated financial statements.

10-K

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ 48,374	$ 21,793	$ 5,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization			
Continuing operations	124,933	118,014	61,385
Discontinued operations	212	425	301
Noncash interest income on real estate-related investments	(6,063)	(6,915)	(6,354)
Deferred rent	(15,949)	(19,890)	(8,686)
Bad debt expense (recovery)	(30)	285	22
Amortization of above- and below-market leases, net	2,134	(882)	(4,290)
Amortization of deferred financing costs	3,240	2,857	1,165
Change in fair value of contingent consideration	(135)	463	(273)
Gain on early payoff of real estate loan receivable	(14,884)	—	—
Gain on sale of real estate, net	(2,471)	—	—
Changes in operating assets and liabilities:			
Rents and other receivables	(337)	(1,303)	(11,897)
Prepaid expenses and other assets	(8,251)	(5,962)	(7,573)
Accounts payable and accrued liabilities	269	(78)	17,648
Due to affiliate	168	—	—
Other liabilities	(2,541)	4,419	12,567
Net cash provided by operating activities	128,669	113,226	59,523
Cash Flows from Investing Activities:			
Acquisitions of real estate	—	(636,222)	(1,389,288)
Improvements to real estate	(20,586)	(22,356)	(9,367)
Proceeds from sale of real estate	12,217	—	—
Investments in real estate loans receivable	(55,339)	(15,608)	(287,104)
Principal repayments on real estate loans receivable	1,288	504	—
Proceeds from the early payoff of real estate loan receivable	84,930	—	87,500
Net cash provided by (used in) investing activities	22,510	(673,682)	(1,598,259)
Cash Flows from Financing Activities:			
Proceeds from notes payable	—	546,998	717,422
Transfer of financial asset	—	45,000	—
Principal payments on notes payable	(58,756)	(26,885)	(32,910)
Payments of deferred financing costs	(91)	(6,916)	(7,153)
Contingent consideration related to acquisition of real estate	—	—	(3,663)
Return of contingent consideration related to acquisition of real estate	943	1,514	873
Proceeds from issuance of common stock	—	103,867	809,969
Payments to redeem common stock	(82,818)	(25,695)	(21,260)
Payments of commissions on stock sales and related dealer manager fees	—	(8,864)	(74,348)
Payments of other offering costs	(20)	(1,421)	(7,231)
Distributions paid to common stockholders	(57,601)	(54,001)	(34,371)
Net cash (used in) provided by financing activities	(198,343)	573,597	1,347,328
Net increase (decrease) in cash and cash equivalents	(47,164)	13,141	(191,408)
Cash and cash equivalents, beginning of period	95,554	82,413	273,821
Cash and cash equivalents, end of period	$ 48,390	$ 95,554	$ 82,413
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 55,406	$ 46,263	$ 15,773
Supplemental Disclosure of Noncash Transactions:			
Increase (decrease) in distributions payable	$ (87)	$ 1,429	$ 4,166
Increase in lease commissions payable	$ —	$ 565	$ 110
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$ 66,460	$ 67,789	$ 43,306
Increase in redeemable common stock payable	$ 34	$ —	$ —
Increase in accrued improvements to real estate	$ —	$ 2,715	$ 3,960
Mortgage debt assumed on real estate acquisition	$ —	$ —	$ 16,985
Increase in lease incentives payable	$ —	$ —	$ 4,086

See accompanying notes to consolidated financial statements.

10-K

1. ORGANIZATION

KBS Real Estate Investment Trust II, Inc. (the "Company") was formed on July 12, 2007 as a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2008. The Company conducts its business primarily through KBS Limited Partnership II, a Delaware limited partnership formed on August 23, 2007 (the "Operating Partnership"), and its subsidiaries. The Company is the sole general partner of and directly owns a 0.1% partnership interest in the Operating Partnership. The Company's wholly-owned subsidiary, KBS REIT Holdings II LLC, a Delaware limited liability company formed on August 23, 2007 ("KBS REIT Holdings II"), owns the remaining 99.9% partnership interest in the Operating Partnership and is its sole limited partner.

The Company owns a diverse portfolio of real estate and real estate-related investments. As of December 31, 2012, the Company owned 26 real estate properties (consisting of 20 office properties, one office/flex property, a portfolio of four industrial properties and one individual industrial property), a leasehold interest in one industrial property and seven real estate loans receivable.

Subject to certain restrictions and limitations, the business of the Company is managed by KBS Capital Advisors LLC (the "Advisor"), an affiliate of the Company, pursuant to an advisory agreement the Company renewed with the Advisor on May 21, 2012 (the "Advisory Agreement"). The Advisory Agreement may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days' written notice. The Advisor owns 20,000 shares of the Company's common stock.

Upon commencing its initial public offering (the "Offering"), the Company retained KBS Capital Markets Group LLC (the "Dealer Manager"), an affiliate of the Advisor, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement, as amended and restated on April 30, 2010 (the "Dealer Manager Agreement"). The Company ceased offering shares of common stock in its primary offering on December 31, 2010 and terminated its primary offering on March 22, 2011. The Company continues to offer shares of common stock under its dividend reinvestment plan.

The Company sold 182,681,633 shares of common stock in its primary offering for gross offering proceeds of $1.8 billion. As of December 31, 2012, the Company had sold 20,939,692 shares of common stock under its dividend reinvestment plan for gross offering proceeds of $200.7 million. Also as of December 31, 2012, the Company had redeemed 13,367,157 shares sold in the Offering for $131.7 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings II, the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the Securities and Exchange Commission ("SEC").

Use of Estimates

The preparation of the consolidated financial statements and the accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company's prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods. In addition, the Company disposed of one industrial property during the year ended December 31, 2012. As a result, certain reclassifications were made to the consolidated balance sheets, statements of operations and footnote disclosures for all periods presented.

Revenue Recognition

Real Estate

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Real Estate Loans Receivable

Interest income on the Company's real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until the cash is received, or the loan returns to accrual status. The Company will resume the accrual of interest if it determines the collection of interest according to the contractual terms of the loan is probable.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and classifies such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company's acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company's net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2012, 2011 and 2010.

Real Estate Sold and Discontinued Operations

Real estate sold during the current period and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all prior periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate sold are classified as "notes payable related to real estate held for sale" and "liabilities related to real estate held for sale," respectively, for all prior periods presented in the accompanying consolidated financial statements. Additionally, the Company records the operating results related to real estate that has been disposed of as discontinued operations for all periods presented if the operations have been eliminated and the Company will not have any significant continuing involvement in the operations of the property following the sale.

Real Estate Loans Receivable

The Company's real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

As of December 31, 2012, there was no loan loss reserve and the Company did not record any impairment losses related to the real estate loans receivable during the years ended December 31, 2012, 2011 and 2010. However, in the future, the Company may experience losses from its investments in loans receivable requiring the Company to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The reserve for loan losses is a valuation allowance that reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" on the Company's consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include a portfolio-based component and an asset-specific component.

An asset-specific reserve relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

A portfolio-based reserve covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will incur a loss and the amount of the loss can be reasonably estimated. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, the Company's management assigns estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower's investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, the Company's willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company's real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company's cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

The Company's cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2012. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as gain or loss on derivative instruments in the accompanying consolidated statements of operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument's inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Transfer of Financial Assets

The Company accounts for transfers of real estate loans receivable to unrelated entities in accordance with Accounting Standards Codification 860, *Transfers and Servicing* ("ASC 860"). When a real estate loan receivable is divided into multiple tranches and one or more of the tranches is transferred to an unrelated third party, the Company determines if each of the tranches of the loan would qualify as participating interests. If the tranches do not qualify as participating interests, the Company would account for the transfer as a secured borrowing with a pledge of collateral. As a result, the Company would continue to report the transferred financial asset in the Company's consolidated balance sheet and recognize interest income on the entire note. Proceeds from the transferee are treated as a secured borrowing and recorded as a note payable. Interest income allocated to the transferee is also recorded as interest expense on the Company's consolidated statement of operations.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company's estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Redeemable Common Stock

The Company has a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances. The Company adopted three amendments to the share redemption program in 2012.

On May 16, 2012, the Company's board of directors approved a third amended and restated share redemption program, which became effective on June 17, 2012 (the "Third Amended and Restated Share Redemption Program"), and the terms of which apply to redemptions made on or after the June 29, 2012 Redemption Date (as defined), unless the terms were subsequently amended.

Pursuant to the Third Amended and Restated Share Redemption Program (and unless subsequently amended as described below), there are several limitations on the Company's ability to redeem shares under the program:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the share redemption program), the Company may not redeem shares unless the stockholder has held the shares for one year, provided that if the Company is redeeming all of a stockholder's shares, then there is no holding period requirement for shares purchased pursuant to the Company's dividend reinvestment plan.
- During any calendar year, the Company may redeem only the number of shares that the Company could purchase with the amount of net proceeds from the sale of shares under the Company's dividend reinvestment plan during the prior calendar year, provided that the Company may not redeem more than $3.0 million of shares in the aggregate each month, excluding shares redeemed in connection with a stockholder's death, qualifying disability or determination of incompetence.
- During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland General Corporation Law, as amended from time to time, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

On June 28, 2012, the Company's board of directors approved a fourth amended and restated share redemption program, which became effective on July 29, 2012 (the "Fourth Amended and Restated Share Redemption Program"). The Fourth Amended and Restated Share Redemption Program specifically provided additional funding as follows:

During calendar year 2012, the Company could redeem only the number of shares that it could purchase with (i) the amount of net proceeds from the sale of shares under the Company's dividend reinvestment plan during the prior calendar year plus (ii) an additional $15.0 million. In addition, beginning with the July 31, 2012 Redemption Date (as defined), and for the remainder of calendar year 2012, once the amounts available for all redemptions provided for in the preceding sentence were exhausted, an additional $5.0 million became available to fund redemptions sought in connection with a stockholder's death, qualifying disability or determination of incompetence. Notwithstanding the above, the Company could not redeem more than $3.0 million of shares in the aggregate each month; provided that (i) this $3.0 million monthly limitation did not apply to any redemptions of shares eligible for the July 31, 2012 Redemption Date and (ii) this $3.0 million monthly limitation excluded shares redeemed in connection with a stockholder's death, qualifying disability or determination of incompetence.

The terms of the Fourth Amended and Restated Share Redemption Program apply to all redemptions processed on or after the July 31, 2012 Redemption Date, unless the terms were subsequently amended.

On October 17, 2012, the Company's board of directors approved a fifth amended and restated share redemption program, which became effective on November 17, 2012 (the "Fifth Amended and Restated Share Redemption Program"). The Fifth Amended and Restated Share Redemption Program removed the $3.0 million monthly limitation for ordinary redemptions for shares eligible for the November 2012 and December 2012 Redemption Dates (as defined). Ordinary redemptions are all redemptions other than those sought in connection with a stockholder's death, qualifying disability or determination of incompetence.

Pursuant to the Third, Fourth and Fifth Amended and Restated Share Redemption Programs, redemptions made in connection with a stockholder's death, qualifying disability or determination of incompetence will be and were made at a price per share equal to the most recent estimated value per share of the Company's common stock as of the applicable Redemption Date, and the price at which the Company will redeem and has redeemed all other shares eligible for redemption is as follows:

- For stockholders who have held their shares for at least one year, 92.5% of the Company's most recent estimated value per share as of the applicable Redemption Date;
- For stockholders who have held their shares for at least two years, 95.0% of the Company's most recent estimated value per share as of the applicable Redemption Date;
- For stockholders who have held their shares for at least three years, 97.5% of the Company's most recent estimated value per share as of the applicable Redemption Date; and
- For stockholders who have held their shares for at least four years, 100% of the Company's most recent estimated value per share as of the applicable Redemption Date.

On December 19, 2011, the Company's board of directors approved an estimated value per share of the Company's common stock of $10.11 (unaudited) based on the estimated value of the Company's assets less the estimated value of the Company's liabilities, divided by the number of shares outstanding, all as of September 30, 2011. For Redemption Dates from January 2012 through May 2012, the redemption price for all stockholders whose shares were eligible for redemption was $10.11 (unaudited) per share. Beginning with the June 2012 Redemption Date, the redemption price was as described above.

On December 18, 2012, the Company's board of directors approved an estimated value per share of the Company's common stock of $10.29 (unaudited) based on the estimated value of the Company's assets less the estimated value of the Company's liabilities, divided by the number of shares outstanding, all as of September 30, 2012. The change in the redemption price, which is calculated based on the most recent estimated value per share, was effective for the December 2012 Redemption Date, which was December 31, 2012.

The estimated value per share was based upon the recommendation and valuation of the Advisor. The Financial Industry Regulatory Authority rules, which prompted the valuation, provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the Advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of the Company's assets and liabilities according to GAAP.

The value of the Company's shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. The Company currently expects to engage the Advisor and/or an independent valuation firm to update the estimated value per share in December 2013, but is not required to update the estimated value per share more frequently than every 18 months.

The Company's board of directors may amend, suspend or terminate the share redemption program with 30 days' notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets because the shares are mandatorily redeemable at the option of the holder and therefore their redemption is outside the control of the Company. The maximum amount redeemable under the Company's share redemption program is limited as set forth above. However, because the amounts that can be redeemed in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current year dividend reinvestment plan as redeemable common stock in the accompanying consolidated balance sheets.

The Company classifies financial instruments that represent a mandatory obligation of the Company to redeem shares as liabilities. The Company's redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to redeem shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the share redemption program as described above. For the year ended December 31, 2012, the Company redeemed $82.8 million of common stock, which represented all redemption requests received in good order and eligible for redemption through the December 2012 Redemption Date, except for 3,324 shares due to the limitations discussed above. The Company recorded $34,000 of other liabilities on the accompanying consolidated balance sheets related to these unfulfilled redemption requests. Effective January 2013, these limitations were reset and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, the Company has $66.5 million available for all eligible redemptions in 2013, subject to the limitations described above, including the monthly limitation for ordinary redemptions. The Company redeemed 380 and 91 shares related to the outstanding and unfulfilled redemption requests as of December 31, 2012 on the January and February 2013 Redemption Dates, respectively.

Related Party Transactions

The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitled the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and entitle the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate and real estate-related investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, such as expenses related to the dividend reinvestment plan, and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Company has also entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company's participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company's investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2012, 2011 and 2010, no transactions occurred between the Company and these other KBS-sponsored programs. See Note 9, "Related Party Transactions."

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement.

Selling Commissions and Dealer Manager Fees

Through April 29, 2010, the Company paid the Dealer Manager up to 6.0% and 3.5% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. Effective April 30, 2010, the Company paid the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee were paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallowed 100% of sales commissions earned to participating broker-dealers. The Dealer Manager also reallowed certain participating broker-dealers up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager increased the reallowance.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company were paid and, with respect to the dividend reinvestment plan, may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. Other offering costs include all expenses incurred by the Company in connection with the Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company was and is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. The Company ceased offering shares in its primary offering on December 31, 2010 and terminated the primary offering on March 22, 2011. The Company continues to offer shares of common stock under its dividend reinvestment plan.

Acquisition and Origination Fees

The Company pays the Advisor an acquisition fee equal to 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, the Company pays an origination fee equal to 1% of the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt the Company uses to fund the acquisition or origination of these loans. The Company does not pay an acquisition fee with respect to investments in loans.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company's proportionate share of the underlying investment.

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

With respect to an investment that has suffered an impairment in value, reduction in cash flow or other negative circumstances, such investment may either be excluded from the calculation of the asset management fee described above or included in such calculation at a reduced value that is recommended by the Advisor and the Company's management and then approved by a majority of the Company's independent directors, and this change in the fee will be applicable to an investment upon the earlier to occur of the date on which (i) such investment is sold, (ii) such investment is surrendered to a person other than the Company, its direct or indirect wholly owned subsidiary or a joint venture or partnership in which the Company has an interest, (iii) the Advisor determines that it will no longer pursue collection or other remedies related to such investment, or (iv) the Advisor recommends a revised fee arrangement with respect to such investment. As of December 31, 2012, the Company has not determined to calculate the asset management fee at an adjusted value for any investments or to exclude any investments from the calculation of the asset management fee.

Disposition Fee

For substantial assistance in connection with the sale of properties or other investments, the Company pays the Advisor or its affiliates 1.0% of the contract sales price of each property or other investment sold; provided, however, in no event may the disposition fees paid to Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company's evaluations were performed for the tax years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, returns for the calendar years 2007 through 2011 remain subject to examination by major tax jurisdictions.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2012, 2011 and 2010, respectively.

Distributions declared per common share were $0.650 for the years ended December 31, 2012, 2011 and 2010, respectively. Distributions declared per common share assumes each share was issued and outstanding each day during the years ended December 31, 2012, 2011 and 2010, respectively. For the years ended December 31, 2012, 2011 and 2010, distributions were based on daily record dates and calculated at a rate of $0.00178082 per share per day. Each day during the periods from January 1, 2010 through February 28, 2012 and March 1, 2012 through December 31, 2012 was a record date for distributions.

Segments

The Company's segments are based on the Company's method of internal reporting, which classifies its operations by investment type: real estate and real estate-related. For financial data by segment, see Note 10, "Segment Information."

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate and real estate-related investments included in these Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Update

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* (*"ASU No. 2011-11"*). ASU No. 2011-11 requires entities to provide enhanced disclosures about financial instruments and derivative instruments that are either presented on a net basis on the balance sheet or subject to an enforceable master netting arrangement or similar agreement including (i) a description of the rights of offset associated with relevant agreements and (ii) both net and gross information, including amounts of financial collateral, for relevant assets and liabilities. The purpose of the update is to enhance comparability between those companies that prepare their financial statements on the basis of GAAP and those that prepare their financial statements in accordance with IFRS and to enable users of the financial statements to understand the effect or potential effect of the offsetting arrangements on the balance sheet. ASU No. 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and for interim periods within those years. Disclosures are required retrospectively for all comparative periods presented in an entity's financial statements. The Company does not expect the adoption of ASU No. 2011-11 will have a material impact to its consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities ("ASU No. 2013-01").* ASU No. 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, *Derivatives and Hedging*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, *Balance Sheet - Other Presentation Matters,* or ASC 815-10-45, *Derivatives and Hedging - Other Presentation Matters*, or subject to an enforceable master netting arrangement or similar agreement. ASU No. 2013-01 is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU No. 2013-01 will have a material impact to its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("*ASU No. 2013-02*"). ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. An entity is also required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts, such as when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. ASU No. 2013-02 is effective for reporting periods beginning after December 31, 2012. The Company does not expect the adoption of ASU No. 2013-02 will have a material impact to its consolidated financial statements.

3. REAL ESTATE

As of December 31, 2012, the Company's real estate portfolio was composed of 20 office properties, one office/flex property, a portfolio of four industrial properties, one industrial property and a leasehold interest in one industrial property, encompassing in the aggregate approximately 11.1 million rentable square feet. As of December 31, 2012, the Company's real estate portfolio was 94% occupied. The following table summarizes the Company's investments in real estate as of December 31, 2012 and 2011 (in thousands):

	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total Real Estate
As of December 31, 2012:				
Office	$ 254,897	$ 1,903,298	$ 286,291	$ 2,444,486
Industrial [(1)]	10,300	88,966	18,441	117,707
Total real estate, cost	$ 265,197	$ 1,992,264	$ 304,732	$ 2,562,193
Accumulated depreciation and amortization	—	(173,917)	(96,621)	(270,538)
Net Amount	$ 265,197	$ 1,818,347	$ 208,111	$ 2,291,655
As of December 31, 2011:				
Office	$ 254,897	$ 1,895,573	$ 311,534	$ 2,462,004
Industrial [(1)]	10,300	88,912	18,659	117,871
Total real estate, cost	$ 265,197	$ 1,984,485	$ 330,193	$ 2,579,875
Accumulated depreciation and amortization	—	(109,948)	(73,182)	(183,130)
Net Amount	$ 265,197	$ 1,874,537	$ 257,011	$ 2,396,745

[(1)] Includes an investment in the rights to a ground lease. The ground lease expires in February 2050.

As of December 31, 2012, the following property represented more than 10% of the Company's total assets:

Property	Location	Rentable Square Feet	Total Real Estate, Net (in thousands)	Percentage of Total Assets	Annualized Base Rent (in thousands) [1]	Average Annualized Base Rent per sq. ft.	Occupancy
300 N. LaSalle Building	Chicago, IL	1,302,901	$ 571,108	20.2%	$ 45,304	$ 34.77	100%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

Operating Leases

The Company's real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2012, the leases had remaining terms, excluding options to extend, of up to 16.2 years with a weighted-average remaining term of 6.1 years. The leases may have provisions to extend the term of the leases, options for early termination for all or part of the leased premises after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires security deposits from tenants in the form of a cash deposit and/or a letter of credit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $4.2 million and $4.2 million as of December 31, 2012 and 2011, respectively.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized deferred rent from tenants, net of lease incentive amortization, of $15.9 million, $19.9 million and $8.7 million, respectively. As of December 31, 2012 and 2011, the cumulative deferred rent balance was $53.5 million and $37.1 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $5.3 million and $5.3 million of unamortized lease incentives as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, the future minimum rental income from the Company's properties under non-cancelable operating leases was as follows (in thousands):

2013	$	230,848
2014		223,452
2015		200,995
2016		184,255
2017		163,975
Thereafter		741,633
	$	1,745,158

10-K

As of December 31, 2012, the Company's highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent [1] (in thousands)	Percentage of Annualized Base Rent
Legal Services	57	$ 50,976	20.8%
Finance	87	49,785	20.3%
		$ 100,761	41.1%

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized base rent. No material tenant credit issues have been identified at this time. During the year ended December 31, 2012, the Company reduced its bad debt expense reserve and recorded a net recovery of bad debt related to its tenant receivables of $30,000. During the years ended December 31, 2011 and 2010, the Company recorded bad debt expense related to its tenant receivables of $0.3 million and $22,000, respectively. As of December 31, 2012 and 2011, the Company had a bad debt expense reserve of approximately $0.1 million and $0.3 million, respectively, which represents less than 1% of its annualized base rent.

As of December 31, 2012, the Company had a concentration of credit risk related to the following tenant lease that represented more than 10% of the Company's annualized base rent:

					Annualized Base Rent Statistics			
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio (Net Rentable Sq. Ft.)	Annualized Base Rent [1] (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Square Foot	Lease Expiration [2]
Kirkland & Ellis	300 N. LaSalle Building	Legal Services	687,857	6.2%	$ 25,347	10.4%	$ 36.85	2/28/2029

[1] Annualized base rent represents annualized contractual base rental income as of December 31, 2012, adjusted to straight-line any contractual tenant concessions (including free rent), rent increases and rent decreases from the lease's inception through the balance of the lease term.

[2] Represents the expiration date of the lease as of December 31, 2012 and does not take into account any tenant renewal or termination options.

Geographic Concentration Risk

As of December 31, 2012, the Company's net investments in real estate in Illinois, New Jersey and California represented 20.2%, 15.8% and 11.3% of the Company's total assets, respectively. As a result, the geographic concentration of the Company's portfolio makes it particularly susceptible to adverse economic developments in the Illinois, New Jersey and California real estate markets. Any adverse economic or real estate developments in these markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company's operating results and its ability to make distributions to stockholders.

In addition, the Company's investment in the 300 N. LaSalle Building, located in Chicago, Illinois, represented 20.2% of the Company's total assets and 19.9% of the Company's total revenues as of December 31, 2012. As a result of this investment, the geographic concentration of the Company's portfolio makes it particularly susceptible to adverse economic developments in the Chicago real estate market. Any adverse economic or real estate developments in this market, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company's operating results and its ability to make distributions to stockholders.

Recent Disposition

Hartman Business Center II

On April 7, 2010, the Company, through an indirect wholly owned subsidiary, acquired an industrial building containing 261,799 rentable square feet located on approximately 23.3 acres of land in Austell, Georgia ("Hartman II") for approximately $10.8 million plus closing costs. On June 28, 2012, the Company sold Hartman II for $12.7 million, resulting in a gain on sale of $2.5 million. The purchaser is not affiliated with the Company or the Advisor.

For the years ended December 31, 2012, 2011 and 2010, Hartman II had revenues of $0.5 million, $1.0 million and $0.7 million, respectively. For the years ended December 31, 2012, 2011 and 2010, Hartman II had expenses of $0.6 million, $0.9 million and $0.9 million, respectively.

4. TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2012 and 2011, the Company's tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities	
	2012	2011	2012	2011	2012	2011
Cost	$ 304,732	$ 330,193	$ 70,176	$ 69,459	$ (46,607)	$ (50,455)
Accumulated Amortization	(96,621)	(73,181)	(20,961)	(9,892)	20,088	15,676
Net Amount	$ 208,111	$ 257,012	$ 49,215	$ 59,567	$ (26,519)	$ (34,779)

Increases (decreases) in net income as a result of amortization of the Company's tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2012 and 2011 were as follows (in thousands):

	Tenant Origination and Absorption Costs			Above-Market Lease Assets			Below-Market Lease Liabilities		
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Amortization	$ (48,900)	$ (51,448)	$ (28,837)	$ (10,353)	$ (8,007)	$ (2,407)	$ 8,261	$ 8,972	$ 6,756

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2012 will be amortized for the years ending December 31 as follows (in thousands):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2013	$ (38,113)	$ (7,950)	$ 6,713
2014	(31,877)	(6,664)	5,885
2015	(25,077)	(5,208)	4,276
2016	(21,531)	(4,883)	2,968
2017	(18,492)	(3,984)	1,847
Thereafter	(73,021)	(20,526)	4,830
	$ (208,111)	$ (49,215)	$ 26,519
Weighted-Average Remaining Amortization Period	8.7 years	10.4 years	6.0 years

5. REAL ESTATE LOANS RECEIVABLE

As of December 31, 2012 and 2011, the Company, through indirect wholly owned subsidiaries, had invested in or originated real estate loans receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type	Outstanding Principal Balance as of December 31, 2012 [1]	Book Value as of December 31, 2012 [2]	Book Value as of December 31, 2011 [2]	Contractual Interest Rate [3]	Annualized Effective Interest Rate [3]	Maturity Date [4]
One Liberty Plaza Notes									
New York, New York	02/11/2009	Office	Mortgage	$ 113,209	$ 81,163	$ 77,637	6.1%	15.0%	08/06/2017
Tuscan Inn First Mortgage Origination									
San Francisco, California	01/21/2010	Hotel	Mortgage	20,200	19,973	19,878	8.3%	9.0%	01/21/2015
Chase Tower First Mortgage Origination									
Austin, Texas	01/25/2010	Office	Mortgage	59,200	59,210	59,214	8.4%	8.5%	02/01/2015
Pappas Commerce First Mortgage Origination [5]									
Boston, Massachusetts	04/05/2010	Industrial	Mortgage	32,673	32,673	32,673	[5]	9.8%	07/01/2014
One Kendall Square First Mortgage Origination [6]									
Cambridge, Massachusetts	11/22/2010	Mixed-use Facility	Mortgage Participation	87,500	88,006	88,525	[6]	7.0%	12/01/2013
Sheraton Charlotte Airport Hotel First Mortgage									
Charlotte, North Carolina	07/11/2011	Hotel	Mortgage	14,500	14,519	14,522	7.5%	7.6%	08/01/2018
Summit I & II First Mortgage [7]									
Reston, Virginia	01/17/2012	Office	Mortgage	53,260	53,302	—	7.5%	7.6%	02/01/2017
Northern Trust Building A-Note [8]									
San Diego, California	12/31/2008	Office	A-Note	—	—	66,329	[8]	[8]	[8]
				$ 380,542	$ 348,846	$ 358,778			

[1] Outstanding principal balance as of December 31, 2012 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns.

[2] Book value represents outstanding principal balance, adjusted for unamortized acquisition discounts, origination fees and direct origination and acquisition costs.

[3] Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2012, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rates and contractual interest rates presented are as of December 31, 2012.

[4] Maturity dates are as of December 31, 2012; subject to certain conditions, the maturity dates of certain real estate loans receivable may be extended beyond the maturity date shown.

[5] As of December 31, 2012, $32.7 million had been disbursed under the Pappas Commerce First Mortgage. Interest on the first mortgage is calculated at a fixed rate of 9.5%. Outstanding principal balance also includes a protective advance of $0.8 million made on June 22, 2011 to cover property taxes and to fund the tax and insurance reserve account. Interest on the protective advance is calculated at a fixed rate of 14.5%.

[6] The One Kendall Square First Mortgage bears interest at a floating rate of 550 basis points over one-month LIBOR, but at no point shall the interest rate be less than 7.5%.

[7] As of December 31, 2012, $53.3 million had been disbursed under the Summit I & II First Mortgage and another $5.5 million remained available for future fundings, subject to certain conditions set forth in the loan agreement.

[8] See "— Recent Transactions - Northern Trust Building A-Note & B-Note".

The following summarizes the activity related to the real estate loans receivable for the year ended December 31, 2012 (in thousands):

Real estate loans receivable - December 31, 2011	$	358,778
Face value of real estate loans receivable originated and acquired		63,560
Discount on real estate loan receivable acquired		(8,300)
Principal repayment received on real estate loan receivable		(1,288)
Early payoff of Northern Trust Building A-Note and B-Note		(70,046)
Accretion of discounts on purchased real estate loans receivable		6,620
Closing costs and origination fees on origination of real estate loan receivable		79
Amortization of closing costs and origination fees on real estate loans receivable		(557)
Real estate loans receivable - December 31, 2012	$	348,846

For the years ended December 31, 2012, 2011 and 2010, interest income from real estate loans receivable consisted of the following (in thousands):

	For the Years Ended December 31,		
	2012	2011	2010
Contractual interest income	$ 31,081	$ 29,561	$ 21,901
Accretion of purchase discounts	6,620	7,441	6,470
Amortization of closing costs and origination fees	(557)	(526)	(116)
Interest income from real estate loans receivable	$ 37,144	$ 36,476	$ 28,255

As of December 31, 2012 and 2011, interest receivable from real estate loans receivable was $2.3 million and $2.4 million, respectively, and was included in rents and other receivables.

The following is a schedule of maturities for all real estate loans receivable outstanding as of December 31, 2012 (in thousands):

	Current Maturity [(1)]		Fully Extended Maturity [(1)]	
	Face Value (Funded)	Book Value	Face Value (Funded)	Book Value
2013	$ 87,500	$ 88,006	$ —	$ —
2014	32,673	32,673	32,673	32,673
2015	79,400	79,183	166,900	167,189
2016	—	—	—	—
2017	166,469	134,465	166,469	134,465
Thereafter	14,500	14,519	14,500	14,519
	$ 380,542	$ 348,846	$ 380,542	$ 348,846

[(1)] The schedule of current maturities above represents the contractual maturity dates and outstanding balances as of December 31, 2012. Certain of the real estate loans receivable have extension options available to the borrowers, subject to certain conditions, that have been reflected in the schedule of fully extended maturities.

10-K

Recent Transactions

Northern Trust Building A-Note and B-Note

On June 27, 2012, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a promissory note secured by a deed of trust (the "Northern Trust Building B-Note") for $2.0 million, including closing costs, from U.S. Bank, National Association, a seller unaffiliated with the Company or the Advisor. The Company also owned the Northern Trust Building A-Note, which the Company purchased, at a discount, on December 31, 2008 for $58.1 million, including closing costs.

On June 27, 2012, the Company, through an indirect wholly owned subsidiary, entered into a discounted payoff agreement with 4370 La Jolla Village LLC (the "Northern Trust Borrower") for the payoff of the Northern Trust Building A-Note and the Northern Trust Building B-Note for approximately $85.8 million, less closing costs of $0.9 million, resulting in a net gain on early payoff of $14.9 million.

6. NOTES PAYABLE

As of December 31, 2012 and 2011, the Company's notes payable consisted of the following (dollars in thousands):

	Principal as of December 31, 2012	Principal as of December 31, 2011	Contractual Interest Rate as of December 31, 2012[1]	Effective Interest Rate as of December 31, 2012 [1]	Payment Type	Maturity Date [2]
100 & 200 Campus Drive Mortgage Loan [3]	$ 55,000	$ 55,000	One-month LIBOR + 3.25%	5.1%	Interest Only	02/26/2014
300-600 Campus Drive Mortgage Loan	93,850	93,850	5.90%	5.9%	Interest Only	04/10/2014
Portfolio Revolving Loan Facility [4]	55,000	55,000	One-month LIBOR + 3.00% [4]	5.2%	Interest Only	04/30/2014
Willow Oaks Revolving Loan [5]	13,000	13,000	[5]	4.3%	Interest Only	08/01/2013
300 N. LaSalle Building Mortgage Loan	350,000	350,000	4.25%	4.3%	Interest Only	08/01/2015
Union Bank Plaza Mortgage Loan [6]	105,000	105,000	One-month LIBOR + 1.75%	3.5%	Interest Only	09/15/2015
Emerald View at Vista Center Mortgage Loan	19,800	19,800	One-month LIBOR + 2.25%	4.6%	Interest Only	01/01/2016
Portfolio Loan [7]	341,544	348,300	One-month LIBOR + 2.15%	3.7%	Interest Only	01/27/2016
One Kendall Square Borrowing [8]	45,000	45,000	One-month LIBOR + 2.50%	4.0%	Interest Only	12/01/2013
601 Tower Mortgage Loan [9]	16,320	16,320	[9]	3.5%	Interest Only	06/03/2015
CityPlace Tower Mortgage Loan	71,000	71,000	3.59%	3.6%	Interest Only	08/01/2015
Fountainhead Plaza Mortgage Loan	80,000	80,000	One-month LIBOR + 1.90%	2.9%	Interest Only	12/01/2015
Metropolitan Center Mortgage Loan [10]	13,000	65,000	One-month LIBOR + 2.20%	3.2%	Interest Only	01/01/2016
CIBC Portfolio Mortgage Loan [11]	76,000	76,000	One-month LIBOR + 2.75%	3.0%	Interest Only	01/01/2016
	$ 1,334,514	$ 1,393,270				

[1] Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2012. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2012 (consisting of the contractual interest rate and the effect of interest rate swaps and contractual floor rates), using interest rate indices as of December 31, 2012, where applicable. For further information regarding the Company's derivative instruments, see Note 7, "Derivative Instruments."

[2] Represents the initial maturity date or the maturity date as extended as of December 31, 2012; subject to certain conditions, the maturity dates of certain loans may be extended beyond the maturity date shown.

[3] As of December 31, 2012, $55.0 million had been disbursed to the Company and $9.6 million remained available for future disbursements, subject to certain conditions set forth in the loan agreement.

[4] On April 30, 2010, the Company entered into a four-year revolving loan facility for an amount up to $100.0 million. As of December 31, 2012, $55.0 million of principal was outstanding and $45.0 million remained available for future disbursements, subject to certain conditions set forth in the loan agreement. The interest rate under this loan is calculated at a variable rate of 300 basis points over one-month LIBOR, but at no point shall the interest rate be less than 4.25%; however, there is no minimum floor rate for any portion of the loan that is subject to a swap contract with a minimum initial term of two years or any shorter term expiring on the maturity date. The Portfolio Revolving Loan Facility is secured by Mountain View Corporate Center, the 350 E. Plumeria Building, the Pierre Laclede Center and One Main Place.

[5] On July 26, 2010, the Company entered into a three-year $65.0 million revolving loan. As of December 31, 2012, $13.0 million had been disbursed to the Company and $52.0 million remained available for future disbursements, subject to certain conditions set forth in the loan agreement. The interest rate under this loan is calculated at a variable rate of 300 basis points over one-month, three-month or six-month LIBOR, but at no point during the initial term may the interest rate be less than 4.5% for portions of the loan that are not subject to a swap contract.

[6] On September 15, 2010, in connection with the acquisition of the Union Bank Plaza, the Company entered into a five-year mortgage loan for borrowings of up to $119.3 million secured by the Union Bank Plaza. As of December 31, 2012, $105.0 million had been disbursed to the Company with the remaining loan balance of $14.3 million available for future disbursements, subject to certain conditions set forth in the loan agreement.

[7] The Portfolio Loan is secured by Plano Business Park, Horizon Tech Center, Dallas Cowboys Distribution Center, Crescent VIII, National City Tower, Granite Tower, Gateway Corporate Center, I-81 Industrial Portfolio, Two Westlake Park and Torrey Reserve West. On June 28, 2012, Hartman II Business Center was sold and released as collateral under the Portfolio Loan.

[8] This note bears interest at a floating rate of 250 basis points over one-month LIBOR, subject to a minimum interest rate of 4.0%.

[9] On June 6, 2011, the Company entered into a four-year $32.6 million revolving credit loan. As of December 31, 2012, $16.3 million had been disbursed to the Company under the mortgage loan facility and $16.3 million remained available for future disbursements under the revolving loan facility, subject to certain conditions set forth in the loan agreement. The interest rate on the $16.3 million outstanding as of December 31, 2012 was calculated at a fixed rate of 3.54% per annum. The interest rate on the $16.3 million available for future disbursements as of December 31, 2012 would be calculated at a variable rate of 220 basis points over one-month LIBOR.

[10] On December 16, 2011, the Company entered into a four-year $65.0 million mortgage loan, of which $52.0 million is revolving. In June 2012, the Company paid down $52.0 million under the revolving portion of the loan. As of December 31, 2012, $13.0 million had been disbursed to the Company under the mortgage loan and $52.0 million under the revolving portion of the loan remained available for future disbursements, subject to certain conditions set forth in the loan agreement.

[11] The CIBC Portfolio Mortgage Loan is secured by the Tuscan Inn First Mortgage Origination, the Chase Tower First Mortgage Origination, the Pappas Commerce First Mortgage Origination and the Sheraton Charlotte Airport Hotel First Mortgage.

As of December 31, 2012 and 2011, the Company's deferred financing costs were $7.0 million and $10.2 million, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.

During the years ended December 31, 2012, 2011 and 2010, the Company incurred $58.4 million, $50.3 million and $19.3 million of interest expense, respectively. As of December 31, 2012 and 2011, $4.3 million and $4.3 million, respectively, of interest expense were payable. Included in interest expense for the years ended December 31, 2012, 2011 and 2010 were $3.2 million, $2.8 million and $1.2 million of amortization of deferred financing costs, respectively. Interest expense incurred as a result of the Company's interest rate swap agreements were $9.2 million, $8.2 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following is a schedule of maturities for all notes payable outstanding as of December 31, 2012 (in thousands):

2013	$	58,000
2014		203,850
2015		622,320
2016		450,344
2017		—
Thereafter		—
	$	1,334,514

Certain of the Company's notes payable contain financial debt covenants. As of December 31, 2012, the Company was in compliance with these debt covenants.

7. DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company's risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company's ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero. All of the Company's interest rate swaps are designated as cash flow hedges.

The following table summarizes the notional and fair value of the Company's interest rate swaps designated as cash flow hedges as of December 31, 2012 and 2011. The notional value is an indication of the extent of the Company's involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

					Fair Value of Asset (Liability)	Fair Value of Asset (Liability)
Derivative Instruments	**Effective Date**	**Maturity Date**	**Notional Value**	**Reference Rate**	**December 31, 2012**	**December 31, 2011**
Interest Rate Swap	02/26/2010	02/26/2014	$ 10,000	One-month LIBOR/ Fixed at 2.30%	$ (239)	$ (370)
Interest Rate Swap	02/26/2010	02/26/2014	10,000	One-month LIBOR/ Fixed at 2.30%	(239)	(370)
Interest Rate Swap [(1)]	04/30/2010	04/30/2014	55,000	One-month LIBOR/ Fixed at 2.17%	(1,214)	(1,853)
Interest Rate Swap	07/26/2010	08/01/2013	6,500	One-month LIBOR/ Fixed at 1.33%	(43)	(84)
Interest Rate Swap	07/26/2010	08/01/2013	6,500	One-month LIBOR/ Fixed at 1.33%	(43)	(84)
Interest Rate Swap	09/15/2010	09/15/2015	105,000	One-month LIBOR/ Fixed at 1.70%	(3,788)	(3,372)
Interest Rate Swap	12/15/2010	02/26/2014	17,500	One-month LIBOR/ Fixed at 1.53%	(262)	(360)
Interest Rate Swap	12/15/2010	02/26/2014	17,500	One-month LIBOR/ Fixed at 1.53%	(262)	(360)
Interest Rate Swap	12/16/2010	01/01/2016	19,800	One-month LIBOR/ Fixed at 2.39%	(1,166)	(1,159)
Interest Rate Swap	12/20/2010	06/16/2015	69,000	One-month LIBOR/ Fixed at 1.94%	(2,700)	(2,726)
Interest Rate Swap	02/01/2011	01/01/2016	56,150	One-month LIBOR/ Fixed at 2.16%	(2,929)	(2,790)
Interest Rate Swap	02/01/2011	02/01/2015	8,400	One-month LIBOR/ Fixed at 1.75%	(254)	(270)
Interest Rate Swap	02/01/2011	02/01/2014	80,150	One-month LIBOR/ Fixed at 1.29%	(928)	(1,220)
Interest Rate Swap	03/08/2011	02/01/2014	85,900	One-month LIBOR/ Fixed at 1.45%	(1,147)	(1,597)
Interest Rate Swap	03/10/2011	02/01/2014	13,750	One-month LIBOR/ Fixed at 1.32%	(164)	(218)
Interest Rate Swap	12/01/2011	12/01/2015	80,000	One-month LIBOR/ Fixed at 1.04%	(1,547)	(588)
Interest Rate Swap	01/01/2012	01/01/2016	7,800	One-month LIBOR/ Fixed at 1.02%	(145)	(44)
Interest Rate Swap	02/01/2012	01/01/2016	5,200	One-month LIBOR/ Fixed at 0.77%	(59)	—
Total derivatives designated as hedging instruments			$ 654,150		$ (17,129)	$ (17,465)

[(1)] In connection with entering into the Portfolio Revolving Loan Facility, the Company entered into an interest rate swap agreement with Wells Fargo Bank, N.A. which effectively fixes the interest rate on the initial $55.0 million drawn under the loan at approximately 5.17% for the first three years of the loan and fixes the interest rate on $45.0 million of this amount at approximately 5.17% for the last year of the initial loan term.

Asset derivatives are recorded as deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets, and liability derivatives are recorded as other liabilities on the accompanying consolidated balance sheets. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity. The Company recorded unrealized gains (losses) of $0.3 million, $(15.3) million and $(2.1) million on derivative instruments designated as cash flow hedges in accumulated other comprehensive income (loss) during the years ended December 31, 2012, 2011 and 2010, respectively. Amounts in other comprehensive income (loss) will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. As a result of utilizing derivative instruments designated as cash flow hedges to hedge its variable rate notes payable, the Company recognized an additional $9.2 million, $8.2 million and $1.6 million of interest expense related to the effective portion of cash flow hedges during the years ended December 31, 2012, 2011 and 2010, respectively. The change in fair value of the ineffective portion is recognized directly in earnings. During the years ended December 31, 2012, 2011 and 2010, there was no ineffective portion related to the change in fair value of the cash flow hedges. During the next 12 months, the Company expects to recognize additional interest expense related to derivative instruments designated as cash flow hedges. The present value of the additional interest expense totaled $9.1 million as of December 31, 2012 and was included in accumulated other comprehensive income (loss).

8. FAIR VALUE DISCLOSURES

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Real estate loans receivable: The Company's real estate loans receivable are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.

Derivative instruments: The Company's derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments is determined by a third-party expert using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Notes payable: The fair value of the Company's notes payable is estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

The following were the face values, carrying amounts and fair values of the Company's real estate loans receivable and notes payable as of December 31, 2012 and 2011, which carrying amounts do not approximate the fair values (in thousands):

	December 31, 2012			December 31, 2011		
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:						
Real estate loans receivable	$ 380,542	$ 348,846	$ 390,145	$ 423,069	$ 358,778	$ 428,895
Financial liabilities:						
Notes payable	$ 1,334,514	$ 1,334,514	$ 1,341,363	$ 1,393,270	$ 1,393,270	$ 1,398,491

Disclosure of the fair values of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company's estimate of value at a future date could be materially different.

During the year ended December 31, 2012, the Company measured the following liabilities at fair value (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:				
Liability derivatives	$ (17,129)	$ —	$ (17,129)	$ —

10-K

9. RELATED PARTY TRANSACTIONS

The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitled the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and entitle the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate and real estate-related investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, such as expenses related to the dividend reinvestment plan, and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Company has also entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company's participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company's investors serviced through the platform. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2012, 2011 and 2010, no transactions occurred between the Company and these other KBS-sponsored programs.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2012, 2011 and 2010, respectively, and any related amounts payable as of December 31, 2012 and 2011 (in thousands):

	Incurred			Payable as of	
	Year Ended December 31,			December 31,	
	2012	2011	2010	2012	2011
Expensed					
Asset management fees [1]	$ 22,316	$ 20,127	$ 10,005	$ —	$ —
Reimbursement of operating expenses [2]	271	55	35	168	—
Acquisition fees	—	4,808	10,692	—	—
Disposition fees [3]	968	—	—	—	—
Additional Paid-in Capital					
Selling commissions	—	5,748	49,277	—	—
Dealer manager fees	—	3,116	25,069	—	—
Reimbursable other offering costs	—	283	4,133	—	—
Capitalized					
Origination fees	608	145	2,865	—	—
Disposition fees [3]	—	450	—	—	—
	$ 24,163	$ 34,732	$ 102,076	$ 168	$ —

[1] Amounts include asset management fees from discontinued operations totaling $41,000, $83,000 and $62,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. The Company reimburses the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $103,000, $55,000 and $35,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and were the only employee costs reimbursed under the Advisory Agreement through December 31, 2012. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company's executive officers.

[3] Disposition fees with respect to real estate sold are included in the gain on sale of real estate in the accompanying consolidated statements of operations. Disposition fees with respect to real estate loans receivable sold are included in the gain on early payoff of real estate loan receivable in the accompanying consolidated statements of operations.

On June 27, 2012, the Company, through an indirect wholly owned subsidiary, entered into a discounted payoff agreement with 4370 La Jolla Village LLC (the "Borrower"), a wholly owned subsidiary of the Irvine Company, for the payoff of the Northern Trust Notes for approximately $85.8 million, as discussed under Note 5, "Real Estate Loans Receivable — Recent Transactions — Northern Trust Building A-Note and B-Note." Donald Bren, who is the brother of Peter Bren (one of the Company's executive officers and sponsors), is the chairman and owner of the Irvine Company. The Company's conflicts committee, composed of all of the Company's independent directors, approved the payoff of the Northern Trust Notes.

10. SEGMENT INFORMATION

The Company presently operates in two reportable business segments based on its investment types: real estate and real estate-related. Under the real estate segment, the Company has invested in office, office/flex and industrial properties. Under the real estate-related segment, the Company has invested in or originated mortgage loans, a mortgage participation and an A-Note. All revenues earned from the Company's two reporting segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its reporting segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income, non-operating interest expense and other corporate-level expenses. The accounting policies of the segments are consistent with those described in Note 2, "Summary of Significant Accounting Policies."

The Company evaluates the performance of its segments based upon net operating income ("NOI"), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income less loan servicing costs, asset management fees and interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company's real estate and real estate-related investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance, as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company's definition.

The following tables summarize total revenues and NOI for each reportable segment for the years ended December 31, 2012, 2011 and 2010 and total assets and total liabilities for each reportable segment as of December 31, 2012 and 2011 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Real estate segment [1]	$ 310,993	$ 282,689	$ 131,137
Real estate-related segment	37,144	36,476	28,255
Total segment revenues	$ 348,137	$ 319,165	$ 159,392
Interest Expense:			
Real estate segment [1]	$ 53,124	$ 47,929	$ 18,192
Real estate-related segment	4,601	1,496	—
Total segment interest expense	57,725	49,425	18,192
Corporate-level	698	898	1,148
Total interest expense	$ 58,423	$ 50,323	$ 19,340
NOI:			
Real estate segment [1]	$ 131,155	$ 121,719	$ 63,257
Real estate-related segment	30,150	32,678	26,444
Total NOI	$ 161,305	$ 154,397	$ 89,701

	December 31,	
	2012	2011
Assets:		
Real estate segment	$ 2,441,112	$ 2,543,179
Real estate-related segment	352,377	362,632
Total segment assets	2,793,489	2,905,811
Real estate held for sale	—	9,643
Corporate-level [2]	28,461	70,762
Total assets	$ 2,821,950	$ 2,986,216
Liabilities:		
Real estate segment	$ 1,293,854	$ 1,360,432
Real estate-related segment	121,332	121,250
Total segment liabilities	1,415,186	1,481,682
Real estate held for sale	—	6,141
Corporate-level [3]	11,307	11,260
Total liabilities	$ 1,426,493	$ 1,499,083

[1] Amounts do not include real estate held for sale and discontinued operations.

[2] Total corporate-level assets consisted primarily of cash and cash equivalents of approximately $28.2 million and $70.4 million as of December 31, 2012 and 2011, respectively.

[3] As of December 31, 2012 and 2011, corporate-level liabilities consisted primarily of distributions payable.

10-K

The following table reconciles the Company's net income to its NOI for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net income	$ 48,374	$ 21,793	$ 5,508
Other interest income	(28)	(104)	(273)
Gain on early payoff of real estate loan receivable	(14,884)	—	—
Real estate acquisition fees to affiliates	—	4,808	10,609
Real estate acquisition fees and expenses	—	3,974	7,257
General and administrative expenses	4,624	5,061	3,946
Depreciation and amortization	124,933	118,014	61,385
Corporate-level interest expense	698	898	1,148
Total (income) loss from discontinued operations	(2,412)	(47)	121
NOI	$ 161,305	$ 154,397	$ 89,701

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 89,258	89,076	86,350	83,453
Net income	10,463	26,985	7,149	3,777
Net income per common share, basic and diluted	0.05	0.14	0.04	0.02
Distributions declared per common share [1]	0.160	0.162	0.164	0.164

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 73,133	80,727	82,317	82,988
Net income	2,157	6,925	8,079	4,632
Net income per common share, basic and diluted	0.01	0.04	0.04	0.02
Distributions declared per common share [1]	0.160	0.162	0.164	0.164

[1] Distributions declared per common share assumes each share was issued and outstanding each day during the respective period from January 1, 2011 through December 31, 2012. Each day during the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through December 31, 2012 was a record date for distributions. Distributions were calculated at a rate of $0.00178082 per share per day.

12. COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, acquisition or origination, and disposition of real estate and real estate-related investments; management of the daily operations of the Company's real estate and real estate-related investment portfolio; and other general and administrative responsibilities. In the event the Advisor is unable to provide the respective services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company's financial condition and results of operations as of December 31, 2012.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

13. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Distributions Paid

On January 2, 2013, the Company paid distributions of $10.5 million, which related to distributions declared for daily record dates for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, the Company paid distributions of $10.5 million, which related to distributions declared for daily record dates for each day in the period from January 1, 2013 through January 31, 2013. On February 15, 2013, the Company paid distributions of $10.3 million, which related to distributions declared for stockholders of record as of the close of business on February 4, 2013. On March 1, 2013, the Company paid distributions of $9.5 million, which related to distributions declared for daily record dates for each day in the period from February 1, 2013 through February 28, 2013.

Distributions Declared

On January 16, 2013, the Company's board of directors declared distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which the Company expects to pay in April 2013. On March 6, 2013, the Company's board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which the Company expects to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which the Company expects to pay in June 2013. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share in the Company's now terminated primary initial public offering or a 6.3% annualized rate based on the Company's December 18, 2012 estimated value per share of $10.29.

Investors may choose to receive cash distributions or purchase additional shares through the Company's dividend reinvestment plan.

Investments and Financings Subsequent to December 31, 2012

Purchase Agreement for Corporate Technology Centre

On February 28, 2013, the Company, through an indirect wholly owned subsidiary, entered into a purchase agreement to purchase eight office buildings totaling 615,233 square feet located on approximately 32.7 acres of land in San Jose, California ("Corporate Technology Centre"). The seller is not affiliated with the Company or its advisor. The contractual purchase price of Corporate Technology Centre is $239.0 million plus closing costs. Pursuant to the purchase agreement, the Company would be obligated to purchase Corporate Technology Centre only after satisfaction of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. As of March 6, 2013, the Company had made deposits of $7.2 million, and in some circumstances, if it fails to complete the acquisition, the Company may forfeit $7.2 million of earnest money. As of March 1, 2013, Corporate Technology Centre was 100% leased to five tenants.

U.S. Bank/TD Bank Credit Facility

On March 6, 2013, the Company, through certain indirect wholly owned subsidiaries (together, the "U.S. Bank/TD Bank Borrowers"), entered into a three-year senior secured credit facility with U.S. Bank National Association and TD Bank, N.A. (together, the "U.S. Bank/TD Bank Lenders"), unaffiliated lenders, for borrowings of up to $235.0 million (the "U.S. Bank/TD Bank Credit Facility"), of which $141.0 million is non-revolving debt and $94.0 million is revolving debt. The U.S. Bank/TD Bank Credit Facility is secured by the 100 & 200 Campus Drive Buildings, Metropolitan Center and Willow Oaks Corporate Center. At closing, the $141.0 million non-revolving portion was funded and the $94.0 million revolving portion remains available for future disbursements, subject to certain terms and conditions contained in the loan documents. The Company used $81.0 million of the proceeds funded at closing to repay the outstanding principal balances due under the 100 & 200 Campus Drive Mortgage Loan, the Metropolitan Center Mortgage Loan and the Willow Oaks Revolving Loan. Also, in connection with the repayment of these loans, the Company terminated the swap agreements with respect to eight swaps which were subject to an aggregate breakage fee of $1.1 million, which fee was paid with loan proceeds.

The U.S. Bank/TD Bank Credit Facility matures on March 1, 2016, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. For each calendar quarter, the interest rate on the U.S. Bank/TD Bank Credit Facility will be equal to (i) the applicable margin, which will be based on the borrowing base leverage ratio as determined pursuant to the loan agreement, and which will vary between 175 or 185 basis points, plus (ii) one-month LIBOR. Monthly payments are interest only with the entire principal balance and all outstanding interest and fees due at maturity. The Company will have the right to prepay the loan in whole at any time or in part from time to time, subject to the payment of certain expenses potentially incurred by the lender as a result of the prepayment and subject to certain other conditions and possible fees contained in the loan documents.

On March 6, 2013, the Company, through the U.S. Bank/TD Bank Borrowers, also entered into four swap agreements to hedge the interest rate for certain portions of the U.S. Bank/TD Bank Credit Facility. Effectively, the interest rate on $85.1 million of the non-revolving debt has been fixed at 2.25% - 2.35% through March 1, 2016 and the interest rate on $55.9 million of the non-revolving debt has been fixed at 2.46% - 2.56% through March 1, 2017, assuming the Company exercises the first of its two extension options.

KBS REIT Properties II, LLC, the Company's separate wholly owned subsidiary through which the Company indirectly owns all of its real estate assets ("KBS REIT Properties II"), is providing a guaranty of 25% of the outstanding principal amount due and payable under the U.S. Bank/TD Bank Credit Facility. KBS REIT Properties II is also providing a guaranty of: (i) certain monetary obligations relating to the above-referenced swap agreements; (ii) in certain circumstances, any amounts owed by the U.S. Bank/TD Bank Borrowers pursuant to the related environmental indemnity; and (iii) any deficiency, loss or damage suffered by the U.S. Bank/TD Bank Lenders resulting from (a) certain intentional acts committed by the U.S. Bank/TD Bank Borrowers and, in certain circumstances, KBS REIT Properties II, or (b) certain bankruptcy or insolvency proceedings involving the U.S. Bank/TD Bank Borrowers.

Share Redemption Program

On March 6, 2013, the Company's board of directors approved a sixth amended and restated share redemption program (the "Sixth Amended Share Redemption Program"). Pursuant to the Sixth Amended Share Redemption Program, the Company has modified how it will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in the Company's currently effective, or the most recently effective, registration statement as such registration statement has been amended or supplemented (the "Minimum Purchase Requirement"). Specifically, if the Company cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then it will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then the Company would redeem all of such stockholder's shares. If the Company is redeeming all of a stockholder's shares, there would be no holding period requirement for shares purchased pursuant to the Company's dividend reinvestment plan.

There were no other changes to the share redemption program. The Sixth Amended Share Redemption Program will be effective for redemptions under the program 30 days after the Company files this Annual Report on Form 10-K.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Cost Capitalized Subsequent to Acquisition [2]	Land	Building and Improvements [1]	Total [3]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Mountain View Corporate Center	Basking Ridge, NJ	100%	$ 8,650	$ 3,600	$ 27,138	$ 30,738	$ (1,229)	$ 3,600	$ 25,909	$ 29,509	$ (5,307)	2001	07/30/2008
100 & 200 Campus Drive Buildings	Florham Park, NJ	100%	55,000	10,700	188,509	199,209	(4,945)	10,700	183,564	194,264	(28,114)	1988/1989	09/09/2008
300-600 Campus Drive Buildings	Florham Park, NJ	100%	93,850	9,717	185,445	195,162	(2,615)	9,717	182,830	192,547	(30,818)	1997/1999	10/10/2008
350 E. Plumeria Building	San Jose, CA	100%	10,162	11,290	24,819	36,109	13	11,290	24,832	36,122	(4,540)	1984/2008	12/18/2008
Willow Oaks Corporate Center	Fairfax, VA	100%	13,000	25,300	87,802	113,102	(4,182)	25,300	83,620	108,920	(20,254)	1986/1989/2003	08/26/2009
Pierre Laclede Center	Clayton, MO	100%	20,870	15,200	61,507	76,707	2,334	15,200	63,841	79,041	(12,620)	1964/1970	02/04/2010
One Main Place	Portland, OR	100%	15,318	7,200	47,643	54,843	185	7,200	47,828	55,028	(9,771)	1980	02/05/2010
Plano Business Park	Plano, TX	100%	9,317	3,050	13,648	16,698	(229)	3,050	13,419	16,469	(2,560)	2001	03/15/2010
Crescent VIII	Greenwood Village, CO	100%	7,153	2,300	9,552	11,852	221	2,300	9,773	12,073	(2,153)	1996	05/26/2010
Horizon Tech Center	San Diego, CA	100%	22,530	7,900	29,237	37,137	—	7,900	29,237	37,137	(5,655)	2009	06/17/2010
Dallas Cowboys Distribution Center [4]	Irving, TX	100%	10,702	—	18,513	18,513	—	—	18,513	18,513	(1,765)	2010	07/08/2010
300 N. LaSalle Building	Chicago, IL	100%	350,000	41,200	574,340	615,540	3,543	41,200	577,883	619,083	(47,975)	2009	07/29/2010
Torrey Reserve West	San Diego, CA	100%	15,270	5,300	19,437	24,737	769	5,300	20,206	25,506	(4,518)	2000	09/09/2010
Union Bank Plaza	Los Angeles, CA	100%	105,000	24,000	190,232	214,232	(447)	24,000	189,785	213,785	(18,993)	1967	09/15/2010
Emerald View at Vista Center	West Palm Beach, FL	100%	19,800	5,300	28,455	33,755	(195)	5,300	28,260	33,560	(4,351)	2007	12/09/2010
Granite Tower	Denver, CO	100%	82,259	8,850	141,438	150,288	3,140	8,850	144,578	153,428	(12,955)	1983	12/16/2010
National City Tower	Louisville, KY	100%	68,876	6,700	108,864	115,564	(322)	6,700	108,542	115,242	(13,197)	1972	12/17/2010
Gateway Corporate Center	Sacramento, CA	100%	26,230	6,380	38,946	45,326	510	6,380	39,456	45,836	(4,821)	2008/2009	01/26/2011
601 Tower at Carlson Center	Minnetonka, MN	100%	16,320	4,350	49,627	53,977	(782)	4,350	48,845	53,195	(5,057)	1989	02/03/2011
I-81 Industrial Portfolio	Various, PA	100%	50,994	7,250	75,475	82,725	—	7,250	75,475	82,725	(8,107)	2007/2008	02/16/2011
Two Westlake Park	Houston, TX	100%	48,213	7,000	77,881	84,881	(4,381)	7,000	73,500	80,500	(6,802)	1982	02/25/2011
CityPlace Tower	West Palm Beach, FL	100%	71,000	17,460	106,539	123,999	1,633	17,460	108,172	125,632	(8,417)	2008	04/06/2011
Fountainhead Plaza	Tempe, AZ	100%	80,000	12,300	123,700	136,000	45	12,300	123,745	136,045	(7,086)	2011	09/13/2011
Metropolitan Center	East Rutherford, NJ	100%	13,000	22,850	75,232	98,082	(49)	22,850	75,183	98,033	(4,702)	1986	12/16/2011
		TOTAL	$ 1,213,514	$ 265,197	$ 2,303,979	$ 2,569,176	$ (6,983)	$ 265,197	$ 2,296,996	$ 2,562,193	$ (270,538)		

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(dollar amounts in thousands)

---

(1) Building and improvements includes tenant origination and absorption costs.

(2) Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.

(3) The aggregate cost of real estate for federal income tax purposes was $2.7 billion as of December 31, 2012.

(4) The Company acquired the rights to a ground lease with respect to this property. The ground lease expires in February 2050.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

	2012	2011	2010
Real Estate:			
Balance at the beginning of the year	$ 2,590,243	$ 1,953,876	$ 575,427
Acquisitions	—	624,990	1,380,233
Improvements	18,123	25,291	13,112
Write-off of fully depreciated and fully amortized assets	(35,806)	(13,914)	(14,896)
Sale	(10,367)	—	—
Balance at the end of the year	$ 2,562,193	$ 2,590,243	$ 1,953,876
Accumulated depreciation:			
Balance at the beginning of the year	$ 183,855	$ 80,473	$ 34,059
Depreciation expense	123,426	117,296	61,310
Write-off of fully depreciated and fully amortized assets	(35,806)	(13,914)	(14,896)
Sale	(937)	—	—
Balance at the end of the year	$ 270,538	$ 183,855	$ 80,473

10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on March 8, 2013.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

By: /s/ Charles J. Schreiber, Jr.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ CHARLES J. SCHREIBER, JR. Charles J. Schreiber, Jr.	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	March 8, 2013
/s/ DAVID E. SNYDER David E. Snyder	Chief Financial Officer (principal financial officer)	March 8, 2013
/s/ PETER MCMILLAN III Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	March 8, 2013
/s/ STACIE K. YAMANE Stacie K. Yamane	Chief Accounting Officer (principal accounting officer)	March 8, 2013
/s/ HANK ADLER Hank Adler	Director	March 8, 2013
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	March 8, 2013
/s/ STUART A. GABRIEL, PH.D. Stuart A. Gabriel, Ph.D.	Director	March 8, 2013

Exhibit 31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Schreiber, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of KBS Real Estate Investment Trust II, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

By: /S/ CHARLES J. SCHREIBER, JR.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director
(principal executive officer)

Exhibit 31.2

Certification of Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, David E. Snyder, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Real Estate Investment Trust II, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer
(principal financial officer)

10-K

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of KBS Real Estate Investment Trust II, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Charles J. Schreiber Jr., Chief Executive Officer and Director of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 8, 2013

By: /S/ CHARLES J. SCHREIBER, JR.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director
(principal executive officer)

**Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of KBS Real Estate Investment Trust II, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, David E. Snyder, the Chief Financial Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 8, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer
(principal financial officer)

Intentionally Left Blank

Intentionally Left Blank



Proxy Statement and
Notice of Annual Meeting of Stockholders
To Be Held July 9, 2013

Dear Stockholder:

On Tuesday, July 9, 2013, we will hold our 2013 annual meeting of stockholders at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660. The meeting will begin at 10:00 a.m. Pacific daylight time. Directions to the meeting can be obtained by calling 1-877-721-8341.

We are holding this meeting to:

1. Elect five directors to hold office for one-year terms expiring in 2014.
   The Board of Directors recommends a vote FOR each nominee.

2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.
   The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

3. Attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

PROXY

The board of directors has selected April 10, 2013 as the record date for determining stockholders entitled to vote at the meeting.

The proxy statement, proxy card and our 2012 annual report to stockholders are being mailed to you on or about April 24, 2013.

Whether you plan to attend the annual meeting and vote in person or not, we urge you to have your vote recorded as early as possible. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet; (2) by telephone; or (3) by mail, using the enclosed proxy card.

YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 9, 2013:

Our proxy statement, form of proxy card and 2012 annual report to stockholders are also available at http://www.proxyvote.com, and can be accessed by using the 12-digit control number and following the instructions located on the enclosed proxy card.

By Order of the Board of Directors

Charles J. Schreiber, Jr.
Chairman

Newport Beach, California
April 24, 2013

PROXY

Intentionally Left Blank

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me this proxy statement?

A: We sent you this proxy statement and the enclosed proxy card because the board of directors is soliciting your proxy to vote your shares at the 2013 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and is designed to assist you in voting.

Q: What is a proxy?

A: A proxy is a person who votes the shares of stock of another person who could not attend a meeting. The term "proxy" also refers to the proxy card or other method of appointing a proxy. When you submit your proxy, you are appointing Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, each of whom are our officers, as your proxies, and you are giving them permission to vote your shares of common stock at the annual meeting. The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. If you submit your proxy without instructions, they will vote (1) FOR all of the director nominees and (2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. With respect to any other proposals to be voted upon, they will vote in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion. It is important for you to return the proxy card to us (or submit your proxy via the Internet or by telephone) as soon as possible whether or not you plan on attending the annual meeting.

Q: When is the annual meeting and where will it be held?

A: The annual meeting will be held on Tuesday, July 9, 2013, at 10:00 a.m. Pacific daylight time at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660.

Q: Who is entitled to vote?

A: Anyone who is a stockholder of record at the close of business on April 10, 2013, the record date, or holds a valid proxy for the annual meeting, is entitled to vote at the annual meeting. In order to be admitted to the annual meeting, you must present proof of ownership of our stock on the record date. Such proof can consist of: a brokerage statement or letter from a broker indicating ownership on April 10, 2013; a proxy card; a voting instruction form; or a legal proxy provided by your broker or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership.

Note that our advisor, KBS Capital Advisors LLC, which owned 20,000 shares of our common stock as of the record date, has agreed to abstain from voting any shares it owns in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates.

Q: Will my vote make a difference?

A: Yes. Your vote could affect the proposals described in this proxy statement. Moreover, your vote is needed to ensure that the proposals described herein can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

PROXY

Q: How many shares of common stock are outstanding?

A: As of April 10, 2013, there were 192,001,582 shares of our common stock outstanding and entitled to be cast at the annual meeting. However, as stated above, KBS Capital Advisors has agreed to abstain from voting any shares it owns in any vote: (i) for the election of directors or (ii) regarding the approval or termination of any contract or transaction with our advisor or any of its affiliates.

Q: What constitutes a quorum?

A: A quorum consists of the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit your proxy, even if you abstain from voting, then you will at least be considered part of the quorum.

Q: How many votes do I have?

A: You are entitled to one vote for each share of common stock you held as of the record date.

Q: What may I vote on?

A: You may vote on:

(1) the election of the nominees to serve on the board of directors;
(2) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and
(3) such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

Q: How does the board of directors recommend I vote on the proposals?

A: The board of directors recommends that you vote:

(1) FOR each of the nominees for election as director who are named in this proxy statement; and
(2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Q: How can I vote?

A: Stockholders can vote in person at the annual meeting, as described above under "Who is entitled to vote?", or by proxy. Stockholders have the following three options for submitting their votes by proxy:

- by mail, by completing, signing, dating and returning the enclosed proxy card;
- via the Internet, by accessing the website and following the instructions indicated on the enclosed proxy card; or
- by telephone, by calling the telephone number and following the instructions indicated on the enclosed proxy card.

For those stockholders with Internet access, we encourage you to vote via the Internet, since it is quick, convenient and provides a cost savings to us. When you vote via the Internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see the enclosed proxy card. Voting via the Internet is permitted under Section 2-507(c)(3) of the Maryland General Corporation Law.

If you elect to attend the annual meeting, you can submit your vote in person as described above under "Who is entitled to vote?", and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded.

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Q: What if I submit my proxy and then change my mind?

A: You have the right to revoke your proxy at any time before the annual meeting by:

(1) notifying Peter McMillan III, our Secretary;
(2) attending the meeting and voting in person as described above under "Who is entitled to vote?";
(3) returning another proxy card dated after your first proxy card, if we receive it before the annual meeting date; or
(4) recasting your proxy vote via the Internet or by telephone.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

Q: What are the voting requirements to elect the board of directors?

A: With regard to the election of directors, you may vote "FOR ALL" of the nominees, you may withhold your vote for all of the nominees by voting "WITHHOLD ALL," or you may vote for all of the nominees except for certain nominees by voting "FOR ALL EXCEPT" and listing the corresponding number of the nominee(s) for whom you want your vote withheld in the space provided on the proxy card. Under our charter, a majority of the shares present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board of directors. Because of this majority vote requirement, **"withhold" votes and broker non-votes (discussed below) will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

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Q: What are the voting requirements for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013?

A: With regard to the proposal relating to the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, you may vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. Under our bylaws, a majority of the votes cast at an annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

Q: What is a "broker non-vote"?

A: A "broker non-vote" occurs when a broker holding stock on behalf of a beneficial owner submits a proxy but does not vote on a non-routine proposal because the broker does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. Brokers may not exercise discretionary voting in uncontested director elections at stockholder meetings and are prohibited from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors at the annual meeting.

Please see above for the effect of a broker non-vote on the two proposals presented on your proxy.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the annual meeting other than the election of directors and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, if any other business is properly presented at the annual meeting, your submitted proxy gives authority to Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, and each of them, to vote on such matters in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion.

Q: When are the stockholder proposals for the next annual meeting of stockholders due?

A: Stockholders interested in nominating a person as a director or presenting any other business for consideration at the 2014 annual meeting of stockholders may do so by following the procedures prescribed in Section 2.12 of our Bylaws and in the SEC's Rule 14a-8. To be eligible for presentation to and action by the stockholders at the 2014 annual meeting, director nominations and other stockholder proposals must be received by Peter McMillan III, our Secretary, no later than January 24, 2014. To also be eligible for inclusion in our proxy statement for the 2014 annual meeting, director nominations and other stockholder proposals must be received by Mr. McMillan by December 25, 2013.

Q: How are proxies being solicited?

A: In addition to mailing proxy solicitation material, our directors and employees of our advisor or its affiliates may also solicit proxies in person, via the Internet, by telephone or by any other electronic means of communication we deem appropriate. Additionally, we have retained Broadridge Financial Solutions, Inc. ("Broadridge"), a proxy solicitation firm, to assist us in the proxy solicitation process. If you need any assistance, or have any questions regarding the proposals or how to cast your vote, you may contact Broadridge at 1-877-721-8341.

We will pay all of the costs of soliciting these proxies, including the cost of Broadridge's services, which costs we anticipate will not exceed $10,000. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: Where can I find more information?

A: We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC on the web site maintained by the SEC at http://www.sec.gov. Our SEC filings are also available to the public at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.

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CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

We operate under the direction of the board of directors. The board of directors oversees our operations and makes all major decisions concerning our business. During 2012, the board of directors held eleven meetings, participated in one joint meeting with the conflicts committee and acted by unanimous consent on three occasions. For biographical information regarding our directors, see " – Executive Officers and Directors" below.

There are two committees of the board of directors: the audit committee and the conflicts committee. Information regarding each of these committees is set forth below.

Board Leadership Structure

The board of directors is composed of two of our sponsors, Charles J. Schreiber, Jr. and Peter McMillan III, and three independent directors. The board composition and the corporate governance provisions in our charter ensure strong oversight by independent directors. The board of directors' two committees, the audit committee and the conflicts committee, are composed entirely of independent directors. Our company is led by Mr. Schreiber, who has served as Chairman of the Board and our Chief Executive Officer since our inception in 2007. Although the board of directors has not established a policy on whether the role of the Chairman of the Board and Chief Executive Officer should be combined, in practice the board of directors has found that having a combined Chairman of the Board and Chief Executive Officer role allows for more productive board meetings. As Chairman of the Board, Mr. Schreiber is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests of other directors) and providing information to the other directors in advance of meetings and between meetings. Mr. Schreiber's direct involvement in the company's operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of our short- and long-term objectives. As a result, the board of directors currently believes that maintaining a structure that combines the roles of the Chairman of the Board and Chief Executive Officer is the appropriate leadership structure for our company. We do not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in board meetings.

The Role of the Board of Directors in our Risk Oversight Process

Our executive officers and our advisor are responsible for the day-to-day management of risks faced by the company, while the board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. No less than quarterly, our entire board reviews information regarding the company's liquidity, credit, operations, regulatory compliance and compliance with covenants in our material agreements, as well as the risks associated with each. In addition, each year the board of directors reviews significant variances between our current portfolio business plan and our original underwriting analysis and each quarter the directors review significant variances between our current results and our projections from the prior quarter, review all significant changes to our projections for future periods and discuss risks related to our portfolio. The audit committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The conflicts committee manages risks associated with the independence of the board of directors and potential conflicts of interest involving our advisor and its affiliates. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within the company.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are "independent" as defined by the New York Stock Exchange. The board of directors has affirmatively determined that Hank Adler, Barbara R. Cambon and Stuart A. Gabriel, Ph.D. each satisfies the New York Stock Exchange independence standards. In determining that Professor Gabriel is independent under the New York Stock Exchange independence standards, the board of directors considered that Peter M. Bren, one of our executive officers and sponsors, is a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management, that Professor

Gabriel is a Director of the Richard S. Ziman Center for Real Estate and Professor of Finance and Arden Realty Chair at the UCLA Anderson School of Management and that in March 2012, Mr. Bren pledged a gift of $1.25 million to the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. The contribution by Mr. Bren would be made over five years in the amount of $250,000 per year. Because this contribution is to a tax exempt entity and the contribution will not exceed $250,000 in any year, the board of directors determined that this contribution was not material and Professor Gabriel met the New York Stock Exchange independence standards.

The Audit Committee

General

The audit committee's function is to assist the board of directors in fulfilling its responsibilities by overseeing (i) our accounting and financial reporting processes, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) our independent auditors' qualifications, performance and independence, and (v) the performance of our internal audit function. The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter. The audit committee updated and revised the audit committee charter in August 2010. The audit committee charter is available on our web site at www.kbsreitii.com.

The members of the audit committee are Hank Adler (chair), Barbara R. Cambon and Stuart A. Gabriel, Ph.D. All of the members of the audit committee are "independent" as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Professor Adler satisfies the SEC's requirements for an "audit committee financial expert." During 2012, the audit committee held five meetings.

Independent Registered Public Accounting Firm

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young representatives will be available to respond to appropriate questions posed by stockholders. The audit committee has engaged Ernst & Young as our independent auditors to audit our financial statements for the year ending December 31, 2013. The audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the auditors' independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Ernst & Young for the years ended December 31, 2012 and 2011 were pre-approved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2012 and 2011, are set forth in the table below.

	2012	2011
Audit fees	$470,000	$498,000
Audit-related fees	8,000	94,000
Tax fees	84,784	126,529
All other fees	399	399
Total	$563,183	$718,928

For purposes of the preceding table, Ernst & Young's professional fees are classified as follows:

- Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.
- Tax fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.
- All other fees – These are fees for any services not included in the above-described categories.

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Report of the Audit Committee

The function of the audit committee is oversight of the financial reporting process on behalf of the board of directors. Management has responsibility for the financial reporting process, including the system of internal control over financial reporting, and for the preparation, presentation and integrity of our financial statements. In addition, the independent auditors devote more time and have access to more information than does the audit committee. Membership on the audit committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. Accordingly, in fulfilling their responsibilities, it is recognized that members of the audit committee are not, and do not represent themselves to be, performing the functions of auditors or accountants.

In this context, the audit committee reviewed and discussed the 2012 audited financial statements with management, including a discussion of the quality and acceptability of our financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee discussed with Ernst & Young, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, the matters required to be discussed under the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the audit committee concerning independence, and discussed with Ernst & Young their independence from us. In addition, the audit committee considered whether Ernst & Young's provision of non-audit services is compatible with Ernst & Young's independence.

Based on these reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

April 9, 2013 The Audit Committee of the Board of Directors:
Hank Adler (chair), Barbara R. Cambon, and Stuart A. Gabriel, Ph.D.

The Conflicts Committee

General

The members of the conflicts committee are Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D., all of whom are independent directors. Our charter empowers the conflicts committee to act on any matter permitted under Maryland law if the matter at issue is such that the exercise of independent judgment by directors who are affiliates of our advisor could reasonably be compromised. Among the duties of the conflicts committee are the following:

- reviewing and reporting on our policies (see " – Report of the Conflicts Committee – Review of Our Policies" below);
- approving transactions with affiliates and reporting on their fairness to us (see " – Report of the Conflicts Committee – Certain Transactions with Related Persons" below);
- supervising and evaluating the performance and compensation of our advisor;
- reviewing our expenses and determining that they are reasonable and within the limits prescribed by our charter;
- approving borrowings in excess of the total liabilities limit set forth in our charter; and
- discharging the board of directors' responsibilities relating to compensation.

The primary responsibilities of the conflicts committee are enumerated in our charter. The conflicts committee does not have a separate committee charter. During 2012, the conflicts committee held seven meetings, participated in one joint meeting with the entire board of directors and acted by unanimous consent on one occasion.

Oversight of Executive Compensation

As noted above, the conflicts committee discharges the board of directors' responsibilities relating to the compensation of our executives. However, we currently do not have any paid employees and our executive officers do not receive any compensation directly from us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates and our executive officers are compensated by these entities, in part, for their services to us or our subsidiaries. See "– Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We offer shares of common stock under our dividend reinvestment plan and may do so until we have sold all 80,000,000 shares available for sale. We expect to use substantially all of the net proceeds from our dividend reinvestment plan for general corporate purposes, including, but not limited to (i) the repurchase of shares under our share redemption program; (ii) the funding of capital expenditures on our real estate investments, tenant improvement costs and leasing costs related to our investments in real estate properties; (iii) establishing and maintaining any reserves required by financings of our investments in real estate properties; (iv) funding obligations under any of our real estate loans receivable; (v) potentially making a limited number of investments, which would include payment of acquisition fees or origination fees to our advisor; and (vi) the

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repayment of debt. For the year ended December 31, 2012, the costs of raising capital in our dividend reinvestment plan represented less than 1% of the capital raised.

Acquisition and Investment Policies. We have used substantially all of the net proceeds from our initial public offering to invest in and manage a diverse portfolio of real estate properties and real estate-related assets. We have diversified our portfolio by investment size, investment type, investment risk and geographic region with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to our investors. Based on our investments to date, we have allocated approximately 90% of our portfolio to investments in core properties, which are generally lower risk, existing properties with at least 80% occupancy and minimal near-term rollover, and have allocated approximately 10% of our portfolio to real estate-related investments. We may make some additional investments in the future.

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Borrowing Policies. In order to execute our investment strategy, we primarily utilize secured debt to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinance and interest rate risks, are properly balanced with the benefit of using leverage. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of February 28, 2013, our borrowings and other liabilities were approximately 46% of both the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Disposition Policies. We generally intend to hold our core properties for four to seven years, which we believe is the optimal period to enable us to capitalize on the potential for increased income and capital appreciation. We generally intend to hold our real estate-related investments until maturity. We may hold some of our investments in mortgage loans for four to seven years, though we expect to hold some of our loan investments for two to three years. However, the period that we will hold any investment will vary depending on the type of asset, interest rates and other factors, including economic and market conditions. Upon acquisition of any investment, our advisor develops a well-defined exit strategy for the investment and regularly performs a hold-sell analysis on each asset in order to determine the optimal time to sell the asset to maximize its return.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves that we update periodically during the year. We may use proceeds from our dividend reinvestment plan, debt proceeds and cash flow from operations to meet our needs for working capital for the upcoming year and to build a moderate level of cash reserves.

Policies Regarding Operating Expenses. For the four consecutive quarters ended December 31, 2012, total operating expenses represented approximately 1% of average invested assets and approximately 16% of net income. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expenses for the four fiscal quarters ended December 31, 2012 did not exceed the charter-imposed limitation.

Liquidation or Listing Policy. If we do not list our shares of common stock on a national securities exchange by March 31, 2018, our charter requires that we seek stockholder approval of the liquidation of the company, unless a majority of the conflicts committee determines that liquidation is not then in the best interests of our stockholders. If a majority of the conflicts committee does determine that liquidation is not then in the best interests of our stockholders, our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of our stockholders. If we sought and failed to obtain stockholder approval of our liquidation, our charter would not require us to list or liquidate, and we could continue to operate as before. If we sought and obtained stockholder approval of our liquidation, we would begin an orderly sale of our properties and other assets. In making the decision of whether to apply for listing of our shares, our directors will try to determine whether listing our shares, merging with another company or liquidating our assets will result in greater value for stockholders.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and our advisor and any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2012 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own our advisor, KBS Capital Advisors LLC, and the entity that acted as the dealer manager of our public offering, KBS Capital Markets Group LLC. We refer to these individuals as our sponsors. They are also some of our executive officers. All four of our sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Since our inception, our advisor has provided day-to-day management of our business. Among the services that are provided or have been provided by our advisor under the terms of the advisory agreement are the following:

- finding, presenting and recommending to us real estate and real estate-related investment opportunities consistent with our investment policies and objectives;
- structuring the terms and conditions of our investments, sales and joint ventures;
- acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;
- sourcing and structuring our loan originations and acquisitions;
- arranging for financing and refinancing of our properties and other investments;
- entering into leases and service contracts for our properties;
- supervising and evaluating each property manager's performance;
- reviewing and analyzing the properties' operating and capital budgets;
- assisting us in obtaining insurance;
- generating an annual budget for us;
- reviewing and analyzing financial information for each of our assets and our overall portfolio;
- formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;
- performing investor-relations services;
- maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;
- engaging in and supervising the performance of our agents, including our registrar and transfer agent; and
- performing any other services reasonably requested by us.

Our advisor is subject to the supervision of the board of directors and only has such authority as we may delegate to it as our agent. The advisory agreement has a one-year term expiring May 21, 2013, subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2012 through the most recent date practicable, which was February 28, 2013, we compensated our advisor as set forth below.

Our advisor or its affiliates have paid, and in the future may pay, some of the offering costs related to our dividend reinvestment plan, including, but not limited to, our legal, accounting, printing, mailing and filing fees. We are responsible for reimbursing our advisor for these costs. However, our advisor is obligated to reimburse us to the extent all organization and offering costs incurred by us in the offering pursuant to our dividend reinvestment plan exceed 15% of gross offering proceeds raised in that offering. From January 1, 2012 through February 28, 2013, with respect to our dividend reinvestment plan, our advisor did not incur any organization and offering expenses on our behalf.

We incur acquisition fees payable to our advisor equal to 0.75% of the cost of investments acquired by us, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, in lieu of an acquisition fee, we pay our advisor an origination fee equal to 1.0% of the amount funded by us to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investment and any debt we use to fund the acquisition or origination of the loan. Acquisition and origination fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. From January 1, 2012 through February 28, 2013, we did not incur any acquisition fees. Origination fees from January 1, 2012 through February 28, 2013 totaled approximately $0.6 million, all of which had been paid as of February 28, 2013.

In addition to acquisition and origination fees, we reimburse our advisor for amounts that it pays in connection with the selection, acquisition or development of a property or the selection and acquisition or origination of a real estate-related investment, whether or not we ultimately acquire the asset. From January 1, 2012 through February 28, 2013, our advisor and its affiliates did not incur any such costs on our behalf.

With respect to investments in real estate, we pay our advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. With respect to investments in loans and any investments other than real estate, we pay our advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation. From January 1, 2012 through February 28, 2013, our asset management fees totaled $25.9 million, all of which had been paid as of February 28, 2013.

Under the advisory agreement, our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs, utilities and information technology costs. We reimburse our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, our advisor may seek reimbursement for additional employee costs. However, we will not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2012 through February 28, 2013, we reimbursed our advisor for $0.3 million of operating expenses, including $0.1 million of employee costs.

For substantial assistance in connection with the sale of properties or other investments, we pay our advisor or its affiliates 1.0% of the contract sales price of each property or other investment sold; provided, however, in no event may the disposition fees paid to our advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. From January 1, 2012 through February 28, 2013, we incurred $1.0 million of disposition fees, all of which had been paid as of February 28, 2013.

The conflicts committee considers our relationship with our advisor during 2012 to be fair. The conflicts committee believes that the amounts payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. We ceased offering shares in our primary initial public offering on December 31, 2010, but we continue to offer shares under our dividend reinvestment plan. Under the dealer manager agreement with KBS Capital Markets Group LLC, we are obligated to reimburse our dealer manager and its affiliates for certain offering related expenses that they incur on our behalf related to the dividend reinvestment plan, provided that our reimbursement payments may not cause total underwriting compensation (excluding reimbursement of bona fide invoiced due diligence expenses) to exceed 10% of the gross proceeds from the offering, and provided further that our reimbursement of bona fide invoiced due diligence expenses may not exceed 0.5% of our gross offering proceeds. From January 1, 2012 through February 28, 2013, with respect to our dividend reinvestment plan, we did not pay any reimbursements to our dealer manager.

In addition, on April 19, 2012, we entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with our dealer manager pursuant to which we agreed to reimburse our dealer manager for certain fees and expenses it incurs for administering our participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of our investors serviced through the platform. From January 1, 2012 through February 28, 2013, we incurred and paid $32,000 of costs and expenses related to the AIP Reimbursement Agreement.

The conflicts committee believes that these arrangements with our dealer manager are fair. We believe that the compensation paid to our dealer manager has allowed us to achieve our goal of acquiring a large, diversified portfolio of real estate and real estate-related investments.

Other Transactions. On June 27, 2012, we, through an indirect wholly owned subsidiary, entered into a discounted payoff agreement with 4370 La Jolla Village LLC, a wholly owned subsidiary of the Irvine Company, for the payoff of our former investment in the Northern Trust Notes for approximately $85.8 million. Donald Bren, who is the brother of Peter M. Bren, is the chairman and owner of the Irvine Company. The conflicts committee, composed of all of our independent directors, approved the payoff of the Northern Trust Notes. For more information, see our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC. The conflicts committee believes that this transaction was fair.

Currently Proposed Transactions. There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

April 9, 2013

The Conflicts Committee of the Board of Directors:
Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D.

Nomination of Directors

General

We do not have a standing nominating committee. Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee is responsible for identifying and nominating replacements for vacancies among our independent director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on the board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum. The board of directors believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with us. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the board of directors has determined that the creation of a standing nominating committee is not necessary. We do not have a charter that governs the director nomination process.

Board Membership Criteria

With respect to filling vacancies for independent director positions, the conflicts committee reviews the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the board. The full board annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the board at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries or accounting or financial management expertise. The board seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire board. The board assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the board's collective skill set that should be addressed in the nominating process. The board made such an assessment in connection with director nominations for the 2013 annual stockholders' meeting and determined that the composition of the current board of directors satisfies its diversity objectives.

Other considerations in director nominations include the candidate's independence from conflict with us and the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the conflicts committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we acquire and manage.

Selection of Directors

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by the stockholders annually.

In nominating candidates for the board of directors, the board of directors (or the conflicts committee, as appropriate) solicits candidate recommendations from its own members and management of KBS Capital Advisors. The board and the conflicts committee may also engage the services of a search firm to assist in identifying potential director nominees.

The board of directors and the conflicts committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In order to be considered for nomination, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See "Stockholder Proposals" below. In evaluating the persons recommended as potential directors, the board of directors (or the conflicts committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the board of directors or conflicts committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.12 of our Bylaws. Any stockholder may request a copy of our Bylaws free of charge by calling 1-866-584-1381 and selecting "Option 2".

Stockholder Communications with the Board of Directors

We have established a procedure for stockholders to communicate comments and concerns to the board of directors. Stockholders may contact the board of directors at the following address:

Board of Directors of KBS Real Estate Investment Trust II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

Stockholders should report any complaints or concerns regarding (1) suspected violations or concerns as to compliance with laws, regulations, our Code of Conduct and Ethics or other suspected wrongdoings affecting us or our properties or assets, or (2) any complaints or concerns regarding our accounting, internal accounting controls, auditing matters, or any concerns regarding any questionable accounting or auditing matters affecting us. Stockholders should report any such suspected violations or other complaints or concerns by any of the following means:

- Via the Internet at http://kbsreitii.ethicspoint.com;
- By calling the toll free Ethics Hotline at 1-888-329-6414; or
- By mailing a description of the suspected violation or concern to:

  Audit Committee Chair
  c/o KBS Real Estate Investment Trust II, Inc.
  620 Newport Center Drive, Suite 1300
  Newport Beach, CA 92660

Reports made via the Ethics Hotline will be sent to an internal audit representative and the audit committee chair, provided that no person named in the report will receive the report directly.

Stockholders can also communicate directly with the Chairman of the Board at the annual meeting. Although we do not have a policy regarding the attendance of directors at annual meetings of stockholders, we expect that the Chairman of the Board will be present at all such meetings. All of the directors were present at the 2012 annual meeting of stockholders.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. All of our directors have terms expiring on the date of the 2013 annual meeting and are being nominated for re-election to serve until the 2014 annual meeting and until his or her successor is elected and qualified.

Name and Address[(1)]	Position(s)	Age[(2)]	Year First Became a Director
Peter M. Bren	President	79	N/A
Charles J. Schreiber, Jr.	Chairman of the Board, Chief Executive Officer and Director	61	2007
Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	55	2008
Keith D. Hall	Executive Vice President	54	N/A
David E. Snyder	Chief Financial Officer	42	N/A
Stacie K. Yamane	Chief Accounting Officer	48	N/A
Hank Adler	Director	66	2008
Barbara R. Cambon	Director	59	2008
Stuart A. Gabriel, Ph.D.	Director	59	2008

(1) The address of each named officer and director is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) As of April 1, 2013.

Peter M. Bren is our President, a position he has held since August 2007. He is also the Chairman of the Board and President of our advisor, President of KBS Real Estate Investment Trust, Inc. ("KBS REIT I") and President of KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), positions he has held for these entities since October 2004, June 2005 and January 2010, respectively. Mr. Bren is President and a director of KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT"), positions he has held since August 2009 and July 2009, respectively. In addition, Mr. Bren is a sponsor of our company and is a sponsor of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT") and KBS Legacy Partners Apartment REIT, which were formed in 2007, 2005, 2009, 2008 and 2009, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Bren indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

PROXY

Mr. Bren is Chairman of the Board and President of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.

Mr. Bren oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition, management and disposition of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Bren is also responsible for investor relationships.

Mr. Bren has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for approximately 20 years. Prior to taking his current positions as Chairman of the Board and President of KBS Capital Advisors and KBS Realty Advisors, he served as the President of The Bren Company, was a Senior Partner of Lincoln Property Company, and was President of Lincoln Property Company, Europe. Mr. Bren is also a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He is also a member of the Real Estate Round Table in Washington, D.C.

Charles J. Schreiber, Jr. is the Chairman of the Board, our Chief Executive Officer and one of our directors, positions he has held since August 2007, August 2007 and July 2007, respectively. He is also the Chief Executive Officer of our advisor and the Chairman of the Board, Chief Executive Officer and a director of KBS REIT I, positions he has held for these entities since October 2004 and June 2005, respectively, and he is the Chairman of the Board, Chief Executive Officer and a director of KBS REIT III, positions he has held since January 2010, January 2010 and December 2009, respectively. In addition, Mr. Schreiber is a sponsor of our company and is a sponsor of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2007, 2005, 2009, 2008 and 2009, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Schreiber indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Schreiber is the Chief Executive Officer of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.

Mr. Schreiber oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition and management of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Schreiber is also responsible for investor relationships.

Mr. Schreiber has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for more than 20 years. Prior to teaming with Mr. Bren in 1992, he served as the Executive Vice President of Koll Investment Management Services and Executive Vice President of Acquisitions/Dispositions for The Koll Company. During the mid-1970s through the 1980s, he was Founder and President of Pacific Development Company and was previously Senior Vice President/Southern California Regional Manager of Ashwill-Burke Commercial Brokerage.

Mr. Schreiber graduated from the University of Southern California with a Bachelor's Degree in Finance with an emphasis in Real Estate. During his four years at USC, he did graduate work in the then newly-formed Real Estate Department in the USC Graduate School of Business. He is currently an Executive Board Member for the USC Lusk Center for Real Estate at the University of Southern California Marshall School of Business/School of Policy, Planning and Development. Mr. Schreiber also serves as a member of the Executive Committee for the Public Non-Listed REIT Council for the National Association of Real Estate Investment Trusts.

The board of directors has concluded that Mr. Schreiber is qualified to serve as a director, the Chairman of the Board and as our Chief Executive Officer for reasons including his extensive industry and leadership experience. Since the formation of the first investment advisor affiliated with Messrs. Bren and Schreiber in 1992, and through December 31, 2012, Mr. Schreiber has been involved in the investment in or management of over $16.2 billion of real estate investments through KBS affiliates. With more than 40 years of experience in real estate development, management, acquisition and disposition and more than 20 years of experience with the acquisition, origination, management, disposition and financing of real estate-related debt investments, he has the depth and breadth of experience to implement our business strategy. He gained his understanding of the real estate and real estate-finance markets through hands-on experience with acquisitions, asset and portfolio management, asset repositioning and dispositions. As our Chief Executive Officer and a principal of our external advisor, Mr. Schreiber is best-positioned to provide the board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of KBS-affiliated investment advisors and as Chief Executive Officer, Chairman of the Board and a director of KBS REIT I and KBS REIT III, Mr. Schreiber brings to the board of directors demonstrated management and leadership ability.

Peter McMillan III is one of our Executive Vice Presidents, our Treasurer and Secretary, and one of our directors, positions he has held since August 2007. He is also an Executive Vice President, the Treasurer and Secretary, and a director of KBS REIT I and KBS REIT III; President, Chairman of the Board and a director of KBS Strategic Opportunity REIT; and an Executive Vice President of KBS Legacy Partners Apartment REIT, positions he has held for these entities since June 2005, January 2010, December 2008 and August 2009, respectively. In addition, Mr. McMillan is a sponsor of our company and is a sponsor of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2007, 2005, 2009, 2008 and 2009, respectively. Mr. McMillan owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company's $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of

Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of TCW/Metropolitan West Funds and is a former director of Steinway Musical Instruments, Inc.

The board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors for reasons including his expertise in real estate finance and with real estate-related investments. With over 30 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is also able to direct the board of directors to the critical issues facing our company. Further, his experiences as a director of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and TCW/Metropolitan West Funds, and as a former director of Steinway Musical Instruments, Inc., provide him with an understanding of the requirements of serving on a public company board.

PROXY

Keith D. Hall is one of our Executive Vice Presidents, a position he has held since August 2007. He is an Executive Vice President of KBS REIT I and KBS REIT III, positions he has held for these entities since June 2005 and January 2010, respectively. He is also the Chief Executive Officer and a director of KBS Strategic Opportunity REIT, positions he has held since December 2008 and October 2008, respectively. In addition, Mr. Hall is a sponsor of our company and is a sponsor of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2007, 2005, 2009, 2008 and 2009, respectively. Mr. Hall owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Hall is a co-founder of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed the distribution strategy and business development for the Principal Transaction Group's $18.0 billion real estate securities portfolio. Mr. Hall's two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CS First Boston in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company's $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. During the 1980s, Mr. Hall was a Senior Vice President in the High Yield Department of Drexel Burnham Lambert's Beverly Hills office, where he was responsible for distribution of the group's high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

David E. Snyder is our Chief Financial Officer, a position he has held since December 2008. He is the Chief Financial Officer of our advisor, KBS REIT I and KBS REIT III, positions he has held for these entities since November 2008, December 2008 and January 2010, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, positions he has held for these entities since December 2008 and August 2009, respectively. Mr. Snyder is a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for us.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July 2005 to February 2008 and Controller from January 1998 to July 2005. At Nationwide Health Properties, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans. As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of: mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Science Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant (California).

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since October 2008. From July 2007 to December 2008, she served as our Chief Financial Officer and from July 2007 to October 2008 she served as our Controller. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT I, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, positions she has held for these entities since October 2008, October 2008, January 2010, August 2009 and August 2009, respectively. From October 2004 to October 2008, Ms. Yamane served as Fund Controller of our advisor; from June 2005 to December 2008, she served as Chief Financial Officer of KBS REIT I; and from June 2005 to October 2008, she served as Controller of KBS REIT I.

Ms. Yamane also serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisors from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/ reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors' accounting department.

PROXY

Prior to joining an affiliate of KBS Realty Advisors in 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented in accordance with GAAP, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences with various KBS-affiliated entities and Kenneth Leventhal & Company give her over 25 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Hank Adler is one of our independent directors and is the chair of the audit committee, positions he has held since March 2008. Professor Adler is also an independent director and chair of the audit committee of KBS REIT I and KBS REIT III, positions he has held for these entities since June 2005 and September 2010, respectively. He is currently an Assistant Professor of Accounting at Chapman University. Prior to his retirement from Deloitte & Touche, LLP in 2003, Professor Adler was a partner with that firm where he had been employed for over 30 years. He specialized in tax accounting and served as client service and tax partner for a variety of public and private companies. He received a Bachelor of Science in Accounting and a Master of Business Administration from the University of California, Los Angeles. Professor Adler currently serves on the board of directors, on the compliance committee and as chairman of the audit committee of Corinthian Colleges, Inc., and he formerly served on the board of directors and on the finance committee of Healthy Smiles for Kids of Orange County, a California non-profit entity. From 1998 to 2007, he also chaired the Toshiba Senior Classic charity event, a PGA Senior Tour championship event. From 1994 to 2006, he served on the board of directors of Hoag Memorial Hospital Presbyterian. In the 1990s, he served on the board of trustees and as President of the Irvine Unified School District.

The board of directors has concluded that Professor Adler is qualified to serve as an independent director and as the chair of the audit committee for reasons including his extensive experience in public accounting. With over 30 years at one of the big four accounting firms, Professor Adler brings to the board of directors critical insights into and an understanding of the accounting principles and financial reporting rules and regulations affecting our company. His expertise in evaluating the financial and operational results of public companies and overseeing the financial reporting process makes him a valuable director and member of the audit committee. In addition, as a director and chair of the audit committee of KBS REIT I and KBS REIT III, as a director of Corinthian Colleges, Inc., and as a former director of Hoag Memorial Hospital Presbyterian and of Healthy Smiles for Kids of Orange County, Professor Adler is well aware of the corporate governance and regulatory issues facing public companies.

Barbara R. Cambon is one of our independent directors and is the chair of the conflicts committee, positions she has held since March 2008. Ms. Cambon is also an independent director and chair of the conflicts committee of KBS REIT I and KBS REIT III, positions she has held for these entities since June 2005 and

September 2010, respectively. From April 2009 to December 2010, she served as Chief Operating Officer of Premium One Asset Management LLC, a company whose business focuses on providing investment management services to investors. From October 2003 to October 2009, she also served as a Managing Member of Snowcreek Management LLC, a real estate asset-management company whose business activities focus on residential development projects for institutional investors. As Managing Member, Ms. Cambon provided asset management services to an institutional partnership investment in residential real estate development. She has been involved in the real estate investment business for 30 years, principally working with institutional capital sources and investment programs. From November 1999 until October 2002, she served as a Principal of Los Angeles-based Colony Capital, LLC, a private real estate investment firm, and from April 2000 until October 2002, she also served as its Chief Operating Officer. Prior to joining Colony Capital in 1999, Ms. Cambon was President and founder of Institutional Property Consultants, Inc., a real estate consulting company. She is a past director and chairman of the board of the Pension Real Estate Association and past Director of the National Council of Real Estate Investment Fiduciaries. Ms. Cambon serves on the board of directors and on the audit and nominating and corporate governance committees of BioMed Realty Trust, Inc., on the board of directors of Neighborhood National Bancorp and on the University of San Diego Burnham-Moores Center for Real Estate's Policy Advisory Board. Ms. Cambon received a Master of Business Administration from Southern Methodist University and a Bachelor of Science Degree in Education from the University of Delaware.

PROXY

The board of directors has concluded that Ms. Cambon is qualified to serve as an independent director and as the chair of the conflicts committee for reasons including her expertise in real estate investment and management. Ms. Cambon's 30 years of experience investing in, managing and disposing of real estate on behalf of investors give her a wealth of knowledge and experiences from which to draw in advising our company. As former Managing Member of her own real estate asset-management company, Ms. Cambon is acutely aware of the operational challenges facing companies such as ours. Further, her service as a director and chair of the conflicts committee of KBS REIT I and KBS REIT III, as a director and member of the audit and nominating and corporate governance committees of BioMed Realty Trust, Inc., all public REITs, and as a director of Neighborhood National Bancorp, gives her additional perspective and insight into large public companies such as ours.

Stuart A. Gabriel, Ph.D. is one of our independent directors, a position he has held since March 2008. Professor Gabriel is also an independent director of KBS REIT I and KBS REIT III, positions he has held for these entities since June 2005 and September 2010, respectively. Since June 2007, Professor Gabriel has served as Director of the Richard S. Ziman Center for Real Estate and Professor of Finance and Arden Realty Chair at the UCLA Anderson School of Management. Prior to joining UCLA he was Director and Lusk Chair in Real Estate at the USC Lusk Center for Real Estate, a position he held from 1999 to 2007. Professor Gabriel also served as Professor of Finance and Business Economics in the Marshall School of Business at the University of Southern California, a position he held from 1990 to 2007. He received a number of awards at USC for outstanding graduate teaching. In 2004, he was elected President of the American Real Estate and Urban Economics Association. From September 2004 through July 2008, Professor Gabriel served as a director of IndyMac Bank, F.S.B. Professor Gabriel serves on the editorial boards of seven academic journals. He is also a Fellow of the Homer Hoyt Institute for Advanced Real Estate Studies. Professor Gabriel has published extensively on the topics of real estate finance and urban and regional economics. His teaching and academic research experience include analysis of real estate and real estate capital markets performance as well as structured finance products, including credit default swaps, commercial mortgage-backed securities and collateralized debt obligations. Professor Gabriel serves as a consultant to numerous corporate and governmental entities. Prior to joining the USC faculty in 1990, Professor Gabriel served on the economics staff of the Federal Reserve Board in Washington, D.C. He also has been a Visiting Scholar at the Federal Reserve Bank of San Francisco. Professor Gabriel holds a Ph.D. in Economics from the University of California, Berkeley.

The board of directors has concluded that Professor Gabriel is qualified to serve as an independent director for reasons including his extensive knowledge and understanding of the real estate and finance markets and real estate finance products. As a professor of real estate finance and economics, Professor Gabriel brings unique perspective to the board of directors. His years of research and analysis of the real estate and finance markets make Professor Gabriel well-positioned to advise us with respect to our investment and financing strategy. This expertise also makes him an invaluable resource for assessing and managing risks facing our company. Through his experience as a director of KBS REIT I, KBS REIT III and IndyMac Bank, F.S.B., he also has an understanding of the requirements of serving on a public company board.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See "Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by the conflicts committee, based upon recommendations from our advisor. Four of our executive officers, Messrs. Bren, Hall, McMillan and Schreiber, manage and control our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash in 2012[1]	All Other Compensation	Total
Hank Adler	$ 103,337	$ –	$ 103,337
Barbara R. Cambon	102,837	–	102,837
Stuart A. Gabriel, Ph.D.	99,837	–	99,837
Peter McMillan III[2]	–	–	–
Charles J. Schreiber, Jr.[2]	–	–	–

(1) Fees Earned or Paid in Cash include meeting fees earned in: (i) 2011 but paid or reimbursed in the first quarter of 2012 as follows: Professor Adler $9,337, Ms. Cambon $10,337, and Professor Gabriel $9,337; and (ii) 2012 and paid or to be paid in 2013 as follows: Professor Adler $5,337, Ms. Cambon $5,337, and Professor Gabriel $5,337.

(2) Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and committee meetings as follows:

- $2,500 for each board meeting attended;
- $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each committee meeting attended);
- $2,000 for each teleconference meeting of the board; and
- $2,000 for each teleconference meeting of any committee (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

STOCK OWNERSHIP

The following table shows, as of April 10, 2013, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner[(1)]	Amount and Nature of Beneficial Ownership[(2)]	Percent of all Shares
KBS Capital Advisors, LLC	20,000[(3)]	*
Hank Adler	–	–
Peter M. Bren	20,000[(3)]	*
Barbara R. Cambon	–	–
Stuart A. Gabriel, Ph.D.	2,495	*
Keith D. Hall	20,000[(3)]	*
Peter McMillan III	20,000[(3)]	*
Charles J. Schreiber, Jr.	20,000[(3)]	*
David E. Snyder	–	–
Stacie K. Yamane	–	–
All officers and directors as a group	22,495[(3)]	*

* Less than 1% of the outstanding common stock.

(1) The address of each named beneficial owner is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, executive officers, and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and we are required to identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to the Section 16 reporting requirements filed the reports on a timely basis in 2012.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of all five members of the board of directors. Those persons elected will serve as directors until the 2014 annual meeting and until their successors are duly elected and qualified. The board of directors has nominated the following people for re-election as directors:

- Charles J. Schreiber, Jr.
- Hank Adler
- Stuart A. Gabriel, Ph.D.
- Peter McMillan III
- Barbara R. Cambon

Each of the nominees for director is a current director. Detailed information on each nominee is provided on pages 15 through 20.

PROXY

Vote Required

Under our charter, a majority of the shares present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR all of the director nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. <u>YOUR VOTE IS VERY IMPORTANT!</u> Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED FOR REELECTION AS DIRECTORS.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the annual meeting, you and the other stockholders will vote on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. In making its determination regarding whether to appoint or retain a particular independent registered public accounting firm, the audit committee takes into account the opinions of management and our internal auditors in assessing the independent registered public accounting firm's qualifications, performance and independence. Notwithstanding its appointment of Ernst & Young LLP, the audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. If the appointment of Ernst & Young LLP is not ratified by our stockholders, the audit committee may consider whether it should appoint another independent registered public accounting firm.

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young LLP has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young LLP representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young LLP representatives will be available to respond to appropriate questions posed by stockholders.

Vote Required

Under our bylaws, a majority of the votes cast at the annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

STOCKHOLDER PROPOSALS

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting must be received by our secretary, Peter McMillan III, at our executive offices no later than December 25, 2013. However, if we hold the annual meeting before June 9, 2014 or after August 8, 2014, stockholders must submit proposals for inclusion in our 2014 proxy statement within a reasonable time before we begin to print our proxy materials. The mailing address of our executive offices is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. If a stockholder wishes to present a proposal at the 2014 annual meeting, whether or not the proposal is intended to be included in the 2014 proxy materials, our bylaws require that the stockholder give advance written notice to our secretary by January 24, 2014.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the discretion of the proxy holder.

PROXY

Intentionally Left Blank

KBS Real Estate Investment Trust II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(866) 527-4264
www.kbsreits.com